Form 20-F
period 2024-12-31
Trident Digital Tech Holdings Ltd
filed 2025-04-28
CIK 1983550

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive offices)

Soon Huat Lim, Chief Executive Officer

Telephone: +65 6513 6868

Email: william.lim@tridentity.me

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing eight Class B ordinary shares	TDTH	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Class B Ordinary shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market LLC of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

SEC 1852 (12-23) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 50,000,000 Class A ordinary shares and 466,364,286 Class B ordinary shares issued and outstanding, par value of US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐  Yes  ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADRs” refer to our American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each of which represents eight Class B ordinary shares;

●	“CAGR” refers to compound annual growth rate;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;

●	“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“IMDA” refers to Infocomm Media Development Authority, a statutory board under the Singapore Ministry of Communications and Information of the Republic of Singapore;

●	“Memorandum and Articles of Association” refers to our memorandum and articles of association, as amended and restated from time to time;

●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

●	“S$” or “SGD” refers to the Singapore dollar, the legal currency of Singapore;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the United States Securities Act of 1933, as amended;

●	“Singapore” refers to the Republic of Singapore;

●	“SME” refers to small and medium enterprises;

●	“Southeast Asia” refers to the Brunei Darussalam, the Kingdom of Cambodia, the Republic of Indonesia, the Lao People’s Democratic Republic, the Federation of Malaysia, the Republic of the Union of Myanmar, the Republic of the Philippines, the Republic of Singapore, the Kingdom of Thailand, the Democratic Republic of Timor-Leste and the Socialist Republic of Vietnam;

●	“Trident Singapore” refers to Trident Digital Tech Pte. Ltd., a company incorporated in Singapore, and an indirect wholly-owned subsidiary of our Company;

●	“US$”, “$,” “dollars,” or “U.S. dollars” refers to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our company,” the “Company,” “Trident Cayman” and “our” refer to Trident Digital Tech Holdings Ltd, a Cayman Islands company and its subsidiaries.

ii

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the outlook of the digital solutions and e-commerce market in Singapore, Southeast Asia and globally;

●	expected changes in our revenue, costs or expenditures;

●	competition in our industry;

●	our proposed use of proceeds;

●	government policies and regulations relating to our industry; and

●	general economic and business conditions in Singapore, Southeast Asia and globally.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report on Form 20-F and the documents that we reference in this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ADSs involves a number of risks, including risks relating to our business and industry, risks relating to the jurisdictions where we operate, and risks relating to our ADSs. A description of factors that could materially affect our business, financial condition or operating results is provided below.

Risks Relating to Our Business and Industry

Our rapid growth may not be sustainable or indicative of our future growth.

Our recent rapid growth may not be sustainable or indicative of our future growth. Even though the number of clients who use our solutions has grown rapidly in recent years, there can be no assurance that we will be able to attract new clients or retain existing clients. In future periods, our revenues could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our solutions and services, increase in competition, limited ability to, or our decision not to, increase pricing, or our failure to capitalize on growth opportunities. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in new and rapidly changing markets. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow and our business would suffer.

Our business could be harmed if we fail to manage our infrastructure to support future growth.

The rapid growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our solutions and services depend on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of clients and their customers using our solutions and services has increased the amount of data that we process. Any problems with the transmission of increased amount of data could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our solutions and services, including client support, risk and compliance operations, and other solutions services. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced client satisfaction. If sustained or repeated, these performance issues could reduce the attractiveness of our solutions and services to our clients and could result in lost client opportunities and higher attrition rates, any of which could hurt our revenue growth, client loyalty and our reputation. Even if our efforts to scale our business are successful, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results, and financial condition.

Substantially all of our revenues are generated by sales to clients in our targeted verticals, and factors, including Singapore and global market and economic conditions, that adversely affect the applicable industry could also adversely affect us.

Currently, substantially all of our sales are to clients in the e-commerce, food and beverage, fintech, healthcare and service, wholesale and retail industries. Demand for our solutions could be affected by factors that are unique to and adversely affect our targeted verticals. For example, changes in applicable laws and regulations could significantly impact the software functionality demanded by our clients and require us to expend significant resources to ensure our solutions continue to meet their evolving needs. In addition, other industry-specific factors, such as industry consolidation or the introduction of competing technology, could lead to a significant reduction in the number of clients that use our solutions within a particular vertical or the services demanded by these clients.

Further, general worldwide economic conditions remain unstable, making it difficult for our clients and us to forecast and plan future business activities accurately. Adverse changes in global economic and political conditions could result in significant decreases in demand for our solutions, including the delay or cancellation of current or anticipated projects, and reduction in IT spending by our clients and potential clients, or could present difficulties in collecting accounts receivables from our clients due to their deteriorating financial condition. Our existing clients may be acquired by or merged into other entities that use our competitors’ solutions and services, or they may decide to terminate their relationships with us for other reasons. As a result, our ability to generate revenues from our clients could be adversely affected by specific factors that affect these industries.

If we are not able to introduce new features or services successfully and to make enhancements to our solutions and services, our business and results of operations could be adversely affected.

Our ability to attract new clients and increase revenue from existing clients depends in part on our ability to enhance and improve our solutions and to introduce new features and services. For example, we introduced Tridentity, our Web 3.0-enabled e-commerce platform whereby customers and merchants can transact in a transparent and secure way, in December 2023. To grow our business and remain competitive, we must continue to enhance our solutions and develop features that reflect the constantly evolving nature of technology and our clients’ needs. The success of our solutions, enhancements or developments depends on several factors: our anticipation of market changes, demands, and software features, including timely solution introduction and conclusion, sufficient client demand, cost effectiveness in our solution and service development efforts and the proliferation of new technologies that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently or more securely.

In addition, because our solutions are designed to operate with a variety of systems, applications, data, and devices, we will need to continuously modify and enhance our solutions to keep pace with changes and updates in such systems. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features to our solutions will increase our research and development expenses. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. It is difficult to predict client adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to several challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties and successfully develop new features, enhance our solutions, or otherwise overcome technological challenges and competing technologies, our business and results of operations could be adversely affected.

Our solutions, services or pricing models may not accurately reflect the optimal pricing necessary to attract new clients and retain existing clients as the market matures.

As the market for our solutions and services matures, or as competitors introduce new solutions and services that compete with ours, we may be unable to attract new clients at the same price or based on the same pricing models as we have used historically. We price our solutions and services based on an enterprise size basis with enterprise-wide access to our solutions and services or based on the number of individual users, and therefore, pricing decisions may also impact the mix of adoption among our solutions and services and negatively impact our overall revenues. Further, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our solutions and services to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations, and financial condition. In the future, we may be required to reduce our prices or develop new pricing models, which could adversely affect our revenues, gross margin, profitability, financial position, and cash flow.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and regulations, and changing business needs, requirements, or preferences, our solutions and services may become less competitive, and our growth rate could decline.

The market for our solutions is relatively new and subject to ongoing technological change, evolving industry standards, shifting laws and regulations, and changing client and customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, including launching new solutions. The success of any new solutions, or any enhancements or modifications to existing solutions, depends on several factors, including the timely completion, introduction, and market acceptance of such solutions, enhancements and modifications. If we are unable to enhance our solutions or develop new solutions that keep pace with technological and regulatory change and achieve market acceptance, or if new technologies emerge that are able to deliver competitive solutions at lower prices, more efficiently, more conveniently or more securely than our solutions, our business, operating results and financial condition would be adversely affected. Furthermore, modifications to our existing solutions or technology will increase our research and development expenses. Any of the foregoing could reduce the demand for our services, result in client dissatisfaction and adversely affect our business.

If we fail to offer high-quality client support, if we experience complaints regarding our client support or if our support is more expensive than anticipated, our business and reputation could suffer.

Clients rely on our client support services to resolve issues and realize the full benefits provided by our solutions and services. High-quality support is also important to maintain and drive further adoption by our existing clients and their customers. Certain of our solutions provide client support to clients primarily over email, with some additional support provided over chat and through our solutions. If we do not help our clients and their customers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our clients and their customers, our ability to retain clients, increase adoption by our existing clients and acquire new clients could suffer, and our reputation with existing or potential clients could be harmed. In addition, client complaints or negative publicity about our client service could diminish confidence in and use of our solutions or services. Effective client service requires significant expenses, which, if not managed properly, could negatively impact our profitability. If we are not able to meet the client support needs of our clients and their customers during the hours that we currently provide support, we may need to increase our support coverage and provide additional support by other means and methods, which may reduce our profitability.

Real or perceived errors, failures or bugs in our solutions could adversely affect our business, results of operations, financial condition, and growth prospects.

Our solutions are complex, and therefore, undetected errors, failures or bugs have occurred in the past and may occur in the future. Our solutions are often used in IT environments with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations, which has in the past caused, and may in the future cause, errors or failures in the IT environment into which our solutions are deployed. This diversity increases the likelihood of errors or failures in those IT environments. Despite our testing, real or perceived errors, failures or bugs may not be found until our clients use our solutions. Real or perceived errors, failures or bugs in our solutions could result in negative publicity, loss of or delay in market acceptance of our solutions and harm our brand, weakening of our competitive position, claims by clients for losses sustained by them or failure to meet the stated service level commitments in our client agreements. In such an event, we may be required, or may choose, for client relations or other reasons, to expend significant additional resources in order to help correct the problem. Any errors, failures or bugs in our solutions could impair our ability to attract new clients, retain existing clients or expand their use of our solutions, which would adversely affect our business, results of operations and financial condition.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share, our business, financial condition, and operating results will be harmed.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business, financial condition, and operating results will be harmed. The market for digital solutions and Web 3.0-enabled e-commerce is highly fragmented. As costs fall and technology improves, increased market saturation may change the competitive landscape in favor of competitors with greater scale than we currently possess.

Some of our competitors have greater name recognition, longer operating histories and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or client requirements. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary solutions, technologies or services to increase the availability of their solutions and services to the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, larger client bases, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage.

Further, in light of these advantages, even if our solutions and services are more effective than the offerings of our competitors, current or potential clients might accept our competitors’ offerings in lieu of purchasing our solutions and services.

We also compete on the basis of price. We may be subject to pricing pressures as a result of, among other things, competition within the industry, consolidation of our clients, government action, and financial stress experienced by our clients. If our pricing experiences significant downward pressure or clients acquire or develop competing solutions and services, our business will be less profitable and our results of operations will be adversely affected.

We cannot be certain that we will be able to retain our current clients or expand our client base in this competitive environment. If we do not retain current clients or expand our client base, or if we have to renegotiate existing contracts, our business, financial condition, and results of operations will be harmed. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business, financial condition, and results of operations.

We have incurred net losses on an annual basis since we were founded, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.

We have incurred net loss of approximately US$8.12 million and US$4.77 million in 2024 and 2023, respectively. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

●	sales and marketing, including expanding our direct sales team and online marketing programs;

●	investments in the development of new solutions and new features for, and enhancements of, our existing services;

●	expansion of our operations and infrastructure organically and through acquisitions and strategic partnerships; and

●	general administration, including legal, risk management, accounting, and other expenses related to being a public company.

These expenditures may not result in additional revenues or the growth of our business. Accordingly, we may not be able to generate sufficient revenues to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our ADSs could decline.

Our operating expenses may increase substantially in the foreseeable future as we continue to expend financial resources to grow our business, including to build new solutions and add features and functionality to existing solutions; expand our salesforce and marketing to win new clients; expand into new verticals; pursue strategic acquisitions or strategic investments; improve our technology infrastructure, including systems architecture, scalability, availability, performance and network security; comply with laws and regulations; purchase directors’ and officers’ liability insurance for public companies; and invest in general administration, including increased legal and accounting expenses associated with being a public company. The increased costs associated with these and other investments we may make in our business may fail to generate the expected benefits. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, operating results, and financial condition will be harmed, and we may not be able to achieve or, if achieved, maintain profitability over the long term.

Public company operations may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result, we may need to raise additional capital through equity and debt financings in order to fund our operations. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition, and results of operations may suffer and your investment may be further diluted.

We expect fluctuations in our operating results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, the market price of our ADSs could decline.

Our rapid growth makes it difficult for us to forecast our future operating results. Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance.

In addition to the other risks described herein, factors that may affect our operating results include the following:

●	fluctuations in demand for our digital solutions and e-commerce offerings;

●	our ability to attract new clients and retain and increase adoption by our existing clients;

●	changes in client preference for cloud-based services as a result of security breaches in the industry or privacy concerns, or other security or reliability concerns regarding our solutions;

●	changes in client budgets and in the timing of their budget and billing cycles and purchasing decisions;

●	changes in the implementation timeline of our solutions with new clients;

●	potential and existing clients choosing our competitors’ solutions or developing their own solutions in-house;

●	the development or introduction of new solutions that are easier to use or more advanced than our current solutions;

●	the adoption or retention of more entrenched or rival services in the markets where we compete or plan to compete;

●	our ability to control costs, including our operating expenses;

●	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses;

●	the amount and timing of non-cash expenses, including share-based compensation, goodwill impairments and other non-cash charges;

●	the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining and motivating existing employees;

●	the effects of acquisitions and their integration;

●	general economic conditions (including inflation), as well as economic conditions specifically affecting industries in which our clients operate;

●	the impact of new accounting pronouncements;

●	changes in the competitive dynamics of our markets;

●	security breaches of, technical difficulties with, or interruptions to, the delivery and use of our solutions from our technology vendors, and/or our own developed technology; and

●	awareness of our brand and our reputation in our target markets.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our operating results to vary significantly. In addition, we expect to incur significant additional expenses due to the increased costs of operating as a public company. If the assumptions used to plan our business are incorrect, our revenue may fail to meet our expectations and we may fail to meet profitability expectations. Further, if our operating results fall below the expectations of investors and securities analysts who follow our ADSs, the market price of our ADSs could decline substantially, and we could face costly lawsuits, including securities class action lawsuits.

We have in the past, and may in the future, incur indebtedness that could adversely affect our financial flexibility and expose us to risks that could materially adversely affect our liquidity and financial condition.

As of December 31, 2024, we had approximately US$0.16 million of outstanding principal amount of one term loan under our existing credit facility at interest rates which are subject to market fluctuation. The term loan matures in 2027. Our indebtedness and related obligations could have important future consequences to us, such as:

●	limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

●	limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

●	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

●	placing us at a competitive disadvantage compared with our competitors that have less debt; and

●	exposing us to risks inherent in interest rate fluctuations if our future borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our future indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings under future indebtedness as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our future debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our business, financial condition and results of operations. In addition, we may be subject to prepayment penalties depending on when we repay our future indebtedness, which amounts could be material.

Our business, financial condition, and results of operations are subject to risks associated with rising interest rates, which could negatively impact our ability to maintain the current financing and obtain additional financing.

We are exposed to interest rate risk while we have bank loans. Although interest rates for our loans are about fixed for the terms of the loans, the interest rates are subject to change upon renewal. Additionally, we may need to raise additional financing to support our operations, which could include equity or debt financing, in the immediate and near term. Rising interest rates would negatively impact our ability to obtain such financing on commercially reasonable terms or at all. Recently, due to the fixed interest rates in our terms of loans, our borrowing costs have not increased. However, we cannot predict the ultimate impact on our business of any prolonged or continued interest rate increases. To the extent we are required to obtain financing at higher borrowing costs to support our operations, we may be unable to offset such costs through price increases, other cost control measures, or other means. Any attempts to offset cost increases with price increases may result in reduced sales, increased customer dissatisfaction, or otherwise harm our reputation.

We might not implement our growth strategies successfully which would limit our growth and cause the market price of our ADS to decline.

Our future profitability will depend, in part, on our ability to implement successfully our growth strategies. We expect to invest substantial amounts to:

●	expand our Tridentity offerings;

●	build new solutions and add features and functionality to existing solutions;

●	grow our salesforce and marketing to win new clients;

●	expand relationships with our existing clients;

●	expand into new verticals and markets;

●	pursue strategic acquisitions or strategic investments;

●	improve our technology infrastructure, including systems architecture, scalability, availability, performance and network security; and

●	comply with regulatory requirements and risk management.

Our investment in these programs will affect adversely our short-term profitability. This would impact revenues adversely and cause our business to suffer.

If we are unsuccessful in entering new market segments or further penetrating our existing market segment, our revenue or revenue growth could be materially adversely affected.

Our future results depend, in part, on our ability to successfully penetrate new markets, as well as to expand further into our existing markets. In order to grow our business, we may expand to other project-focused markets in which we may have less experience. For example, in December 2024, we started to engage with the Democratic Republic of Congo (the “DRC”), represented by the President of the DRC via the National Intelligence Agency, to drive digital transformation in the DRC for effective, accountable, and transparent governance. Subject to definitive agreements, we will explore the development of a comprehensive electronic government system (“e-GOV”), for the DRC, aimed at digitizing the DRC government’s administrative framework through the integration of technologies, including blockchain, to provide secure and efficient government services to citizens while protecting personal data. See “Item 4. Information on the Company—B. Business Overview” for further details. Expanding into new markets such as the DRC requires both considerable investment and coordination of technical, support, sales, marketing and financial resources, and we may lack the experience in conducting business in new markets.

Our current or future solutions and services may not appeal to potential clients in new or existing markets. If we are unable to execute upon this element of our business strategy and expand into new markets or maintain and increase our market share in our existing markets, our revenue or revenue growth may be materially adversely affected.

While we continually add functionality to our existing solutions and services and add additional solutions through acquisitions to address the specific needs of both existing clients and new clients, we may be unsuccessful in developing appropriate or complete solutions, pursuing effective services and solution development and marketing strategies, or integrating acquired services and solutions with our existing portfolio.

We may in the future acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

Our success will depend, in part, on our ability to grow our business in response to changing technologies, client demands and competitive pressures. In some circumstances, we may choose to do so through the acquisition of businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

●	an acquisition may negatively affect our results of operations because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by shareholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

●	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, solutions, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

●	we may not be able to realize anticipated synergies;

●	an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

●	we may encounter challenges integrating the employees of the acquired company into our company culture;

●	we may encounter difficulties in, or may be unable to, successfully sell any acquired business;

●	our use of cash to pay for acquisitions would limit other potential uses for our cash;

●	if we incur debt to fund any acquisitions, such debt may subject us to material restrictions on our ability to conduct our business financial maintenance covenants; and

●	if we issue a significant amount of equity securities in connection with future acquisitions, existing shareholders may be diluted and earnings per share may decrease.

The occurrence of any of these risks could have an adverse effect on our business, results of operations and financial condition.

In particular, we may fail to assimilate or integrate the businesses, technologies, services, personnel or operations of the acquired companies, retain key personnel necessary to favorably execute the combined companies’ business plan, or retain existing clients or sell acquired services to new clients. Additionally, the assumptions we use to evaluate acquisition opportunities may not prove to be accurate, and intended benefits may not be realized. Our due diligence investigations may fail to identify all of the problems, liabilities or other challenges associated with an acquired business which could result in increased risk of unanticipated or unknown issues or liabilities, including with respect to competition and other regulatory matters, and our mitigation strategies for such risks that are identified may not be effective. As a result, we may not achieve some or any of the benefits, including anticipated synergies or accretion to earnings, that we expect to achieve in connection with our acquisitions, or we may not accurately anticipate the fixed and other costs associated with such acquisitions, or the business may not achieve the performance we anticipated, which may materially adversely affect our business, prospects, financial condition, results of operations, cash flows, as well as the market price of our ADSs. Further, if we fail to achieve the expected synergies from our acquisitions and alliances, particularly if business performance declines or expected growth is not realized, we may experience impairment charges with respect to goodwill, intangible or other long-lived assets. Any future impairment of our goodwill or intangible or other long-lived assets could have an adverse effect on our financial condition and results of operations.

Interruptions or performance problems associated with our infrastructure may adversely affect our business, results of operations and financial condition.

Our continued growth depends in part on the ability of our existing clients and new clients to access our solutions at any time and within an acceptable amount of time. We have in the past, and may in the future, experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes or failures, human or software errors, malicious acts, terrorism or capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. Our disaster recovery planning cannot account for all eventualities. In some instances, we may not be able to identify and/or remedy the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our solutions and client implementations become more complex. If our solutions or services are unavailable or if our clients are unable to access features of our solutions and services within a reasonable amount of time or at all, or if other performance problems occur, our business, results of operations and financial conditions may be adversely affected.

We depend on the reliable performance of Internet infrastructure, bandwidth providers, data center providers, cloud providers, mobile infrastructure, and other third parties.

Our brand, reputation, and ability to attract customers to our platform depend on the reliable performance of Internet infrastructure, bandwidth providers, data center providers, cloud providers, mobile infrastructure, and other third parties. As our range of services and the number of platform users expand, our need for additional network capacity and computing power will also grow. Operating our underlying technology systems is expensive and complex, and we could experience operational failures from time to time. If we experience interruptions or failures in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, attacks on domain name servers or other third parties on which we rely, or any other reason, the security and availability of our solutions and services could be affected. Any such event could cause us to incur additional costs, result in delays in our solutions and services, cause detrimental harm to our brand and reputation, and/or create a loss in confidence of our clients who use our solutions or services or the third party service providers whom we work with, resulting in a material adverse effect on our business, prospects, financial condition and results of operations.

Our business generates and processes a large amount of personal data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences.

We regularly collect, store and use client information and personal data in the course of our business and marketing activities. The collection and use of personal data is governed by the various data privacy and protections laws and regulations in the jurisdictions we operate, and we are required to comply with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data. We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of transactions our platform facilitates, such as protecting the data hosted on our system against attacks on our system or fraudulent behavior or improper use by our employees. Although we employ comprehensive security measures to prevent, detect, address, and mitigate these risks (including access controls, data encryption, vulnerability assessments, and maintenance of backup and protective systems), these threats may still materialize. If any of our security measures are compromised, information of our clients or other data belonging to our clients maybe misappropriated or publicly disseminated, which may result in enforcement action being taken against us by the relevant data protection regulatory bodies, such as fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties. Furthermore, any failure or perceived failure by us or our business partners to comply with all applicable data privacy and protection laws and regulations may result in negative publicity, which may, in turn, damage our reputation, cause clients to lose trust and confidence in us, and stop using our solutions or services altogether. We may also incur significant costs to remedy such security breaches, such as repairing any system damage and compensation to clients and business partners. If any of these risks were to materialize, it could have a material adverse effect on our business and results of operations.

Additionally, privacy regulations continue to evolve and, occasionally, may be inconsistent from one jurisdiction to another. Compliance with applicable privacy regulations may increase our operating costs. If we fail to comply with any of the applicable laws and regulations, depending on the type and severity of any such violation, we may be subject to, amongst others, warnings from relevant authorities, imposition of fines and/or criminal liability, being ordered to close down our business operations and/or suspension of relevant licenses and permits. As a result, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Failure to protect our intellectual property or proprietary rights could substantially harm our business and results of operations.

Our success and ability to compete depends in part on our intellectual property. As of December 31, 2024, we have one registered trademark in Singapore. See “Business—Intellectual Property.” Any use of trademarks by third parties which are similar or identical to ours may also result in imitation of our platform, which may adversely affect our business, prospects, financial condition and results of operation.

We seek to protect our proprietary technology and intellectual property primarily through a combination of intellectual property laws as well as confidentiality procedures and contractual restrictions. Our employees are subject to confidentiality obligations under the terms of their respective employment contracts. However, there can be no assurance that these measures are effective, or that infringement of our intellectual property rights by other parties does not exist now or will not occur in the future. In addition, our intellectual property rights may not be adequately protected because other parties may still misappropriate, copy or reverse engineer our technology despite our internal governance processes or the existence of laws or contracts prohibiting it, and policing unauthorized use of our intellectual property may be difficult, expensive and time consuming, and we may be unable to determine the extent of any unauthorized use.

To protect our intellectual property rights and maintain our competitiveness, we may file lawsuits against parties who we believe are infringing upon our intellectual property rights. Such proceedings may be costly and may divert management attention and other resources away from our business. In certain situations, we may have to bring lawsuits in various jurisdictions, in which case we are subject to additional risks as to the result of the proceedings and the amount of damages that we can recover. Any of our intellectual property rights may also be challenged by others or invalidated through administrative processes or litigations. We can provide no assurance that we will prevail in such litigations, and, even if we do prevail, we may not obtain a meaningful relief. Any inability to adequately protect our proprietary rights may have a material negative impact on our ability to compete, to generate revenue and to grow our business. Under such circumstances, our business, prospects, financial condition and results of operations would be materially and adversely affected.

We rely on certain technology and software licensed from third parties.

As part of our business, we employ certain technology and software licensed from third parties, such as Amazon Web Services, which provides on-demand cloud computing platforms and application programming interface, or API, to individuals, companies, and governments, on a metered, pay-as-you-go basis and Tencent Holdings Ltd., a Chinese multinational conglomerate in the internet and technology industry. We typically do not enter into long-term agreements for the licensing of such software and tools, and the license agreements are typically on subscription and short-term bases. Accordingly, there is no assurance that such third parties will continue to extend such licenses to us after the expiry of the current license period, and if such licenses are renewed, whether such renewals will be on terms favorable to us. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Any failure to maintain the existing licenses or to obtain new licenses on favorable terms or at all may cause a disruption to our platform and service offerings.

In addition, we may be susceptible to undetected errors or defects in the third-party software or technology, which would in turn impair the usage of our technology, disrupt our platform operations and delay or impede our service offerings to clients. This may cause merchants and clients to lose confidence in our platform and also cause damage to our reputation, which would in turn adversely affect our business, prospects, financial condition and results of operations.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain solutions subject to those licenses.

Some of our solutions and services may incorporate software licensed under so-called “open source” licenses. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, some open source licenses require that source code subject to the license be made available to the public and that any modifications to or derivative works of open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary solutions in such ways with certain open source software, we could be required to release the source code of our proprietary solutions.

We take steps to ensure that our proprietary solutions are not combined with, and do not incorporate, open source software in ways that would require our proprietary solutions to be subject to many of the restrictions in an open source license. However, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. Additionally, we rely on software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including objectionable open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated such open source software into our proprietary solutions and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

We are subject to cybersecurity risks with respect to operational systems, security systems, infrastructure, and customer data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We are at risk for interruptions, outages and breaches of operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; or customer data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of our solutions and services. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results.

We rely on the performance of senior management team and highly skilled personnel; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management team, particularly our chief executive officer, Mr. Soon Huat Lim, and our chief technology officer, Mr. Poh Kiong Tan, highly skilled team members, including our software engineers, professional consultants and sales personnel. We do not maintain key man insurance on any of our executive officers or key employees. From time to time, there may be changes in our senior management team resulting from the termination or departure of our executive officers and key employees. Many members of our senior management team could terminate their employment with us by providing a notice period of three months or making a compensation equivalent of their salaries during the required notice period in lieu of notice. The loss of any of our senior management could adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management.

We compete with a number of technology companies to attract and retain software developers with specialized experience in designing, developing, and managing our solutions and services, including our cloud-based software, as well as for skilled developers, engineers and information technology and operations professionals who can successfully implement and deliver our solutions and services. Additionally, we believe that our future growth will depend on the development of our go-to-market strategy and the continued recruiting, retention, and training of our sales teams, including their ability to obtain new clients and to manage our existing client base. Our ability to expand geographically depends, in large part, on our ability to attract, retain and integrate managers to lead the local business and employees with the appropriate skills. Similarly, our profitability depends on our ability to effectively utilize personnel with the right mix of skills and experience to perform services for our clients, including our ability to transition employees to new assignments on a timely basis. Many of the companies with which we compete for experienced personnel have greater resources than we have. We may incur significant costs to attract, train and retain such personnel, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment after recruiting and training them. Also, to the extent that we hire personnel from competitors, we may be subject to allegations that such personnel have been improperly solicited or have divulged proprietary or other confidential information. If we are unable to attract, integrate and retain qualified personnel, or if there are delays in hiring required personnel, our business would be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this annual report, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring such information. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our solutions and services at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our solutions and services and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this annual report, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this annual report should not be taken as indicative of our future growth.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our clients, our competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to product liability laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, and employee benefit laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

The market price of our ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our solutions, services and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our clients could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Risks Relating to the Jurisdictions Where We Operate

Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth.

Our business, prospects, financial condition and results of operations are dependent on and may be adversely affected by political, economic, social and legal developments that are beyond our control in each of the jurisdictions that we operate in or in which we intend to expand our business and operations. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of these regions may also adversely affect our business, prospects, financial condition and results of operations. These developments may include, but are not limited to, changes in political leadership, nationalization, price and capital controls, sudden restrictive changes to government policies, introduction of new taxes on goods and services and introduction of new laws, as well as demonstrations, riots, coups and war. Additionally, we have also started to engage with the DRC represented by the President of the DRC via the National Intelligence Agency, to drive digital transformation in the country. See “Item 4. Information on the Company—B. Business Overview” for further details. As DRC experiences political and economic instability including risks of wars and civil unrest in recent years, our plan to conduct business activities with the DRC may also be subject to uncertainties. These may result in the nullification of contracts and/or prohibit us from continuing our business operations. The jurisdictions that we operate in or in which we intend to expand our business and operations may be in a state of rapid political, economic and social changes, and may also be subject to unforeseeable circumstances such as natural disasters and other uncontrollable events, which will entail risks to our business and operations if we are to expand in the region in the future. There can also be no assurance that we will be able to adapt to the local conditions, regulations and business practices and customs of the regions in which we operate in the future. Any changes implemented by the government of these regions resulting in, amongst others, currency and interest rate fluctuations, capital restrictions and changes in duties and taxes detrimental to our business could materially and adversely affect our business, prospects, financial condition and results of operations.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, natural disasters, adverse weather and other uncontrollable events.

Our business activities are principally carried out in Singapore, and we intend to expand our operations across new markets in Southeast Asia. Our geographic presence in Southeast Asia may make us vulnerable in the event of increased tension or hostilities in certain countries, including the countries in which our clients operate. In addition, unforeseeable circumstances and other factors such as power outages, labor disputes, severe weather conditions, epidemics and natural or other catastrophes may disrupt our operations, and terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and business and client confidence. Any such events may cause damage or disruption to our business, markets, clients and suppliers, any of which could materially and adversely affect our business, prospects, financial condition and results of operations.

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies in the jurisdictions in which we operate or may in the future operate are continuously evolving. The costs of compliance, including remediation of any discovered issues and any changes to our operations regulated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. As we expand our business into the new markets, we are in the process of reviewing the applicable laws and regulations in each jurisdiction, including required approvals, licenses and permits. Such laws, regulations, standards and policies continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could increase our compliance costs or otherwise affect our business.

Risks Relating to our ADSs

An active trading market for our ordinary shares or our ADSs may not continue to exist and the trading price for our ADSs may fluctuate significantly.

Our ADSs are listed on the Nasdaq Capital Market. We cannot assure you that a liquid public market for our ADSs will continue to exist. If an active public market for our ADSs does not continue to exist, the market price and liquidity of our ADSs may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to one vote per share, while holders of Class A ordinary shares will be entitled to 60 votes per share based on our dual-class share structure. Our ADSs representing Class B ordinary shares are listed on Nasdaq Capital Market. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

Our founder, chairman of board of directors and chief executive officer, Mr. Soon Huat Lim, together beneficially own all of our issued Class A ordinary shares. These Class A ordinary shares constitute approximately 8.13% of our total issued and outstanding share capital as of the date of this annual report and 84.14% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of our Class A ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the market price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our Class B ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class B ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class B ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to declare dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from the initial public offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of the initial public offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of the initial public offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after the initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in the initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after the initial public offering are available for sale, upon the expiration of the 180-day lock-up period beginning from the date of public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representative of the underwriters of the initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

Our Memorandum and Articles of Association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including without limitation claims under the Exchange Act or the Securities Act, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our Memorandum and Articles of Association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between the holders and beneficial owners of ADSs on the one hand and us or the depositary on the other hand that may arise out of or relate in any way to the deposit agreement including without limitation claims under the Exchange Act or Securities Act. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our Memorandum and Articles of Association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our Memorandum and Articles of Association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the Memorandum and Articles of Association and deposit agreement. In any case, with respect to Securities Act claims, Holders of our shares or the ADSs cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs as follows:

●	In the event of voting by show of hands, the depositary bank will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

●	In the event of voting by poll, the depository bank will vote (or cause the custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares represented by the ADSs and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Memorandum and Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Under the deposit agreement, if voting is by poll and the depositary does not timely receive voting instructions from you, you are deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class B ordinary shares represented by the ADSs you hold; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected.

The effect of this discretionary proxy is that you cannot prevent the underlying ordinary shares represented by the ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of the company. Holders of ordinary shares are not subject to this discretionary proxy.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Under Cayman Islands law, the address of a Cayman company’s registered office in the Cayman Islands, and the name of its registered office provider, are matters of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the company’s memorandum and articles of association, and any special resolutions subsequently passed by the shareholders of the company). Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see the section of this annual report captioned “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Singapore. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Singapore may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class B ordinary shares provides that the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in the initial public offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying Class B ordinary shares.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by the United States District Court for the Southern District of New York or a state court in New York County, New York. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”), which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market Rules.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are, however, required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the Nasdaq Stock Market Rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

In addition, a foreign private issuer whose securities are listed on the Nasdaq Capital Market, is permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Stock Market Rules. If we rely on exemptions available to foreign private issuers, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market Rules to U.S. domestic issuers.

As a “controlled company” under the Nasdaq Stock Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules. Mr. Soon Huat Lim, our founder, chairman of board of directors and chief executive officer beneficially owns 44.89% of our total issued and outstanding ordinary shares, representing 90.49% of the total voting power. As a result, Mr. Soon Huat Lim has the ability to control or significantly influence the outcome of matters requiring approval by shareholders. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may choose to rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters and an exemption from the rule that a majority of our board of directors must be independent directors.

There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets.

Based upon our current and projected income and assets, including the proceeds from the initial public offering, and projections as to the value of our assets immediately following the initial public offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, the PFIC tax rules discussed under “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC. See the discussion under “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC and the possibility of making such election.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and by the Nasdaq Stock Market LLC (the “Nasdaq”), impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Also, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance with acceptable policy limits and coverage, should we decide to purchase such insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of and the Nasdaq Stock Market Rules. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this annual report, we identified two material weaknesses in our internal control over financial reporting.

As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to i) lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; ; ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements; and iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

In response to the material weaknesses identified prior to the initial public offering, we are in the process of implementing a number of measures to address the material weaknesses identified, including but not limited to:

●	develop and implement a comprehensive set of processes and internal controls to timely and appropriately;

●	identify transactions that may be subject to complex U.S. GAAP accounting treatment;

●	analyze the transactions in accordance with the relevant U.S. GAAP;

●	review the accounting technical analysis;

●	hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis; and

●	establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements.

●	strengthening the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

We believe the measures described above should remediate the material weaknesses identified and strengthen our internal control over financial reporting. The remediation initiatives outlined above are estimated to take place over the next 12 to 18 months, and we can offer no assurance that these initiatives will ultimately have the intended effects. We do not believe that the remediation of these material weaknesses will result in significant incremental cost. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. Another significant financial reporting failure or material weakness in internal control over financial reporting could result in substantial cost to remediate and could cause a loss of investor confidence and decline in the market price of our ADSs. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ADSs may not be able to remain listed on the Nasdaq Capital Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes- Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations of accounting regulations. Changes to our business model and accounting methods, principles, or interpretations could result in changes to our consolidated financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of expenses during the reporting periods. We base our estimates on historical experience, known trends and other market-specific or other relevant factors that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: the allowance for receivable, the recoverability of long-lived assets and accounting for deferred income taxes and valuation allowance for deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our ADSs.

The price of our ADSs could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility recently for public companies after their initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our ADSs may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ADSs.

In addition, if the trading volumes of our ADSs are low, persons buying or selling in relatively small quantities may easily influence the price of our ADSs. This low volume of trades could also cause the price of our ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ADSs. As a result of this volatility, investors may experience losses on their investment in our ADSs. A decline in the market price of our ADSs also could adversely affect our ability to issue additional ADSs or other of our securities and our ability to obtain additional financing in the future. There can be no assurance that an active market in our ADSs will develop or sustain. If an active market does not develop or sustain, holders of our ADSs may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We have granted, and may continue to grant, share incentive awards, which may cause shareholding dilution to our existing shareholders.

Under the 2023 Equity Incentive Plan adopted on September 29, 2023, as amended and restated (the “2023 Equity Incentive Plan”), we are authorized to grant share options, restricted shares and restricted share units to our employees, directors and consultants. The maximum number of ordinary shares may be subject to awards pursuant to the 2023 Equity Incentive Plan is 137,500,000. As of the date of this annual report, an aggregate of 99,000,000 restricted shares have been granted to consultants of our business in the form of Class B ordinary shares, which are vested and represented by 12,375,000 ADSs. See “Item 6. Directors, Senior Management And Employees—B. Compensation—Share Incentive Plan” for further details. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants to promote the success of our business and we may continue to grant share incentive awards in the future. The grant and vesting of shares under the 2023 Equity Incentive Plan may dilute the shareholding percentage of our existing shareholders.

There may be substantial sales of our ADSs by the Selling Shareholder and the grantees under our 2023 Equity Incentive Plan which could have a material adverse effect on the price of our ADSs.

Our registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023, also included a resale prospectus which formed a part of the registration statement for the initial public offering. Such resale prospectus registered on behalf of Infinite Partner International Limited (the “Selling Shareholder”) an aggregate of 3,125,000 ADSs representing 25,000,000 Class B ordinary shares. In addition, in January 2025, an aggregate of 99,000,000 restricted shares were granted under the 2023 Equity Incentive Plan in the form of Class B ordinary shares to consultants of our business, which are vested and represented by 12,375,000 ADSs. See also “Item 6. Directors, Senior Management And Employees – B. Compensation – Share Incentive Plan.” The Selling Shareholder and the grantees under the 2023 Equity Incentive Plan, however, will not be required to sell any or all of their respective ADSs or, conversely, the Selling Shareholder and such grantees may choose to sell their respective ADSs at their own initiative. Sales of a substantial number of ADSs representing our Class B ordinary shares by the Selling Shareholder and such grantees could cause the market price of our ADSs to drop (possibly below the initial public offering price of our ADSs) and could impair our ability to raise capital in the future by selling additional Company securities.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our operations in 2014 through Quality Zone Technologies Pte. Ltd., a company incorporated in Singapore, to offer services and solutions to operate, optimize and transform business processes. In May 2022, we established Trident Digital Tech Pte. Ltd., a company incorporated in Singapore, to expand our business in Web 3.0 e-commerce.

In June 2023, to facilitate our financing and listing opportunities outside Singapore, we established Trident Digital Tech Holdings Ltd, our holding company incorporated under the laws of the Cayman Islands. Shortly following its incorporation, Trident Digital Tech Holdings Ltd acquired 100% interest in Quality Zone Technologies Pte. Ltd. and then Quality Zone Technologies Pte. Ltd. acquired 100% interest in Trident Digital Tech Pte. Ltd. as part of our reorganization.

Upon the completion of the reorganization, Quality Zone Technologies Pte. Ltd. became a wholly-owned subsidiary of Trident Digital Tech Holdings Ltd and Trident Digital Tech Pte. Ltd. became a wholly-owned subsidiary of Quality Zone Technologies Pte. Ltd.

B. Business Overview

We are a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide based in Singapore. We offer commercial and technological digital solutions designed to optimize our clients’ experience with their end-users by promoting digital adoption and self-service.

We started our journey in 2014 as a full-service information technology company headquartered in Singapore. Since then, we recognized and captured the opportunities arising from the global fast-growing digital adoption trend in various industries and rapidly developed as a leading digital transformation enabler in the SME segment of the e-commerce enablement and digital optimizing services market in Singapore. According to the Frost & Sullivan Report, among the Singapore-based companies who have been approved to participate in the SMEs Go Digital program led by IMDA, we ranked fourth, contributing to 1.5% of the SME segment of the e-commerce enablement and digital optimizing services market in Singapore in 2022.

The SMEs Go Digital program is to provide SMEs in Singapore with a variety of digital solutions and services, such as e-commerce platforms, digital marketing tools, and data analytics software. The program also offers government grants to eligible SMEs to subsidize the costs, driving digital adoptions.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core products, services, processes and systems rapidly and position themselves as “digitally enabled.” The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. We have been a navigator for our clients as they ideate, plan and execute on their journey to a digital future through our solutions and services, comprising:

●	Business consulting: We support clients to define and deliver technology-enabled transformations of their business. Equipped with the complete value chain approach, our suite of offerings ranges from brand proposition, multi-channel commerce and digital marketing to improve customer experience and increase customer acquisition, to insights and real-time predictive analysis for efficient decision-making and optimizing processes.

●	IT customization: We offer solutions and services to plan, design, operate, optimize and transform business processes. We support clients to get the best value from technology by developing an IT strategy, optimizing applications and infrastructure, implementing IT operating models, and governing their technical architecture for reliability and security.

We provide customized solutions and services that address the specific needs of clients in our strategic vertical markets. Our primary vertical industries include e-commerce, food and beverage, wholesale and retail that are fast-growing and have increasing level of digitalization potentials. Our configurable technology integrates seamlessly into our clients’ systems, empowering our clients to manage, improve their businesses and to win.

Digital technology continues to impact our world through its transformative capability and pervasive impact. Our management believes we have a successful track record of applying our proprietary technologies to respond to changing business needs and evolving client demands. Leveraging such experiences, we launched a Web 3.0 e-commerce platform whereby customers and merchants can transact in a transparent and secure way, or Tridentity, in December 2023. As our flagship product, Tridentity is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in Southeast Asia etc. Beyond Tridentity, our mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences. We believe that Tridentity addresses a massive market opportunity today and provides us with an attractive runway for growth. According to the Frost & Sullivan Report, the market size of global Web 3.0-enabled e-commerce is expected to reach US$1,587.4 billion in 2027.

Our success in helping our clients’ brand, position, optimize and grow their businesses has allowed us to achieve significant growth. For the years ended December 31, 2024, 2023 and 2022, we generated revenue of approximately US$0.47 million, US$1.48 million and US$1.26 million, respectively. Revenue from IT customization and business consulting accounted for 72.5% and 24.1% of our total revenue for the year ended December 31, 2024 respectively, and accounted for 77.9% and 21.7% of our total revenue for the year ended December 31, 2023 respectively. We incurred a net loss of approximately US$8.12 million, US$4.77 million and US$1.13 million for the years ended December 31, 2024, 2023 and 2022, respectively.

In December 2024, we started to engage with the DRC, represented by the President of the DRC via the National Intelligence Agency, to drive digital transformation in the DRC for effective, accountable, and transparent governance. Subject to definitive agreements, we will explore the development of a comprehensive e-GOV for the DRC, aimed at digitizing the DRC government’s administrative framework through the integration of technologies, including blockchain, to provide secure and efficient government services to citizens while protecting personal data. The e-Gov is expected to provide secure and streamlined access to a wide range of government services, including business registration, land registries, immigration services, civil registry, as well as digital payment and approval functions for government services. Each service will be customized to meet the specific needs of the DRC.

Our Business Consulting Solutions

Our approach, with an eye on execution, combines creative thinking and industry expertise to enable companies to achieve market-leading performance.

We support clients to define and deliver technology-enabled transformations of their business. Equipped with the complete value chain, our suite of solutions ranges from brand proposition, multi-channel commerce and digital marketing to improve customer experience and increase customer acquisition, to insights and real-time predictive analysis for efficient decision-making and optimizing processes.

Our one-stop branding and marketing consulting services encompass the research data analysis, visual identity elements design, strategic planning and digital marketing services for a company based on the values, positioning, brand differentiating point, and tonality of such company.

We provide market intelligence to our clients by identifying the objectives and audience, formulating customized digital marketing strategies in order to magnify their brand positioning and enhance operational efficiency.

Once a client engages us for branding and marketing consulting services, we strive to understand the client’s special needs that may be helpful to their overall marketing plan. Our brand and marketing strategy improvement process is categorized into four key phases:

Research and data analysis

To help our clients fully connect with consumers through online and offline touch points for targeted marketing, we have established a database of market research data, rating information and past campaign performance that are derived from both internal and third-party sources. Our research specialists are supported by a suite of data analytical capabilities that provide business insights through user-friendly data visualizations. In addition, we have developed internal systems and algorithms for collecting and analyzing industry data, which enable us to identify a particular client’s area(s) of needed improvement in terms of branding to determine how its brand is perceived at relevant stages and where its brand needs to be.

Conducting research of the targeted company and its brand and reputation in the market is the first key step to set the baseline of the company positioning. How a brand is perceived can be from various angles, and it is important that we collect relevant data from the topics we want to study through various data sources. We have a team of specialists in business analytics and analytical tools with in-house developed and trained algorithms. With the insights generated through our data analysis, it will help the management to make better informed decisions.

Visual identity elements design

We help our clients design a collection of visual elements which work together to create consistent and flexible brand assets. Our brand specialists leverage their knowledge and expertise in market trends, consumer habits and artistic aesthetic to come up with a brand design tailored to a client’s preferences for their use based on our understanding of such client’s value and culture.

As brand visual identity is one of those key components in how to let your consumer remember you, it is important that the company invest resources in designing the right brand identity elements which represent the brand. We help our clients in the end-to-end design from brand logo design, finding the brand identity color palettes to establishing typography and iconography guidelines.

Strategic planning

Our information infrastructure helps us develop a customized brand strategic plan in order to give our clients actionable insights to attract and retain new customers. We further design various marketing collateral to promote client’s new brand message and get potential customers on board with client’s long-term goals by sharing its brand’s vision. With data collection and past data records, we rely on these to identify the targeted audiences and provide important market intelligence for our clients, which helps them in planning marketing campaigns, formulating competition strategies, anticipating market movements and reacting to sudden changes in the market.

It is important that we support our clients in planning their corporate strategies which can capture the most value. As we have gained insights from the data analysis, we are able to better identify the target market, target audience and the messaging. By leveraging on technology, targeted campaigns and marketing activities will increase the chances of outreach and sales conversions, while at the same time being cost effective.

Digital marketing

Our digital marketing services are designed to enable enterprises to acquire, grow and retain consumer relationships more efficiently and effectively than alternative solutions available in the market. We also offer various technical upgrades, consulting services, additional integrations and access to ad-hoc data sources, services or channels. In order to enable our clients to obtain a holistic view of their consumers, we primarily provide content production and promotion services to clients with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement.

We first conduct in-depth research on a client’s products from dimensions such as its product orientation, product features and audience portraits, and the production team will then carry out the technical design and assist in content production. Upon the client’s approval of the proposed contents, we then obtain visibility on various social media platforms such as online content-based platforms and popular apps. Based on the client’s specification about the promotion content, the expected frequency of views, our operation team tracks the work progress and ensures the client’s expectation has been met at the end of the promotion cycle. Our technology team monitors the traffic and analyses the results of the promotion and produces a traffic report to the client. The client is able to track the number of clicks and views. With the ongoing monitoring of the advertisement performances, this allows companies and brands to invest resources in targeted audiences that will potentially yield the highest returns and conversion.

Our IT Customization Services

We offer solutions and services to operate, optimize and transform business processes. We enable clients to get the best value from technology by developing an IT strategy, optimizing applications and infrastructure, implementing IT operating models, and governing their technical architecture for reliability and security.

IT Consulting Services

Our IT consulting services include a full range of consulting and technical services relating to the software solutions, from the early design and planning stages of an implementation to end-user training and after-implementation consulting services.

We provide our services across the full system development lifecycle, encompassing definition of business requirements, developing customized software solutions, implementing and modifying software, system analysis, technical specifications, coding, testing, training, maintenance and support.

After a client signs the consulting service contract with us, our team will closely work with the client to develop short-term and long-term goals to optimize its business development strategies within the marketplace, customize the software solutions to meet the client’s business needs and train the client to use the system. Our consulting and customization services include:

●	analysis and evaluation of client’s business requirements, especially with regard to the size and complexity of the projects to be supported, as well as the client’s customized needs;

●	identification of the key problems and challenges of the current business operation and workflow;

●	development of a proposed software solution based on client’s requirements;

●	customization of the system features to fulfill our client’s business by revamping and integrating different information technology systems and operational systems;

●	administration of the project’s lifecycle by certified professionals;

●	fine-tuned adjustment and customization of software solutions to meet the client’s business needs such as project plan or solution proposal, etc.;

●	development of an implementation strategy that assesses operational impacts and improves ease of learning about the new computerized operations; and

●	operational assistance with face-to-face or online professional training and reinforcement.

We build vertically-tailored software solutions for our clients and provide software configuration assistance to meet the business requirements of our clients. Our solutions include affordable, easy-to-use, reliable and seamlessly integrated business management software, customer engagement applications, billing and payment solutions. They are purposely built to address the unique needs of specific verticals.

Management Software Solutions

We offer a range of management software solutions to customers via annual subscriptions, including client relationship management solutions and inventory management solutions.

Our management software solutions streamline the business operations of our clients. They not only enable our clients to devote most of their efforts and attention to business development, but empower our clients to work more efficiently by delivering seamless, connected, personalized experiences for their customers.

Our Web 3.0 E-Commerce Platform

In December 2023, we launched Tridentity, a Web 3.0 e-commerce platform whereby customers and merchants can transact in a transparent and secure way. We believe Tridentity addresses a massive market opportunity today and provides us with an attractive runway for growth. As of December 31, 2024, we had a total of 663,956 registered users on Tridentity. According to the Frost & Sullivan Report, the market size of global Web 3.0-enabled e-commerce is expected to reach US$1,587.4 billion in 2027.

Tridentity is designed to enable merchants to execute their commerce strategies, including creating online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. The platform will also natively combine commerce, order management and marketplace functionality, allowing merchants to sell a wider assortment of products across more channels than ever before.

Tridentity is a Web 3.0 social e-commerce platform that reimagines the ways of online retail shopping to enhance customer experience and strengthen customer loyalty by leveraging Web 3.0 technologies. With growing competitors in the e-commerce industry, companies urge to have strategies that can differentiate themselves against others. The existing e-commerce industry is also inventing new ways in engaging the customers for their loyalty such as personalization and making sure the user interfaces are easy to navigate. As the current e-commerce platform continues to seek growth, its technology infrastructure may have certain limitations for it to transit from Web 2.0 into Web 3.0.

In Tridentity, we have designed proprietary loyalty reward programmed models to focus on customer engagements, by rewarding customers with points earning and gift redemption that solely circulate within the platform as part of the platform marketing strategy, in order to improve retention rate by increasing customer-platform stickiness. We will also curate users behavior trends and personalize their shopping experience through big data analytics and our in-house proprietary machine learning models. As Tridentity periodically releases its platform versions in parallel with the consumer readiness in accepting Web 3.0 technology, we plan to bring the element of virtual reality and augmented reality, the power of cloud computing and rendering in creating virtual shopping experience. We believe with the generation shift in the technology, markets and consumers will slowly but eventually adapt and move towards the emerging technology as it matures, and we strive to be the forward movers to capture this opportunity.

On the other hand, existing e-commerce platforms are facing ongoing challenges such as online identity verification, cyber and data security, the visibility and transparency of the complex supply chain. In Tridentity, we are trying to leverage blockchain technology, as it improves transparency and trust between businesses and their customers by creating tamper-proof records, enhancing accountability and system security. Tridentity will leverage Web 3.0 technologies in developing a robust customer authentication process, a system with encrypted digital identities, protecting consumers from misuse or theft, enhancing security over identity authentication. The platform will also be able to provide a more secure purchase and payment, as well as enhancing the supply chain transparency and traceability. With Tridentity, customers will seamlessly buy products from an online store through smart, contract-enabled distributed applications (dApps) over the blockchain, these products will be guaranteed by the blockchain to be unique and secure, increasing trust between the merchant providing the product and its customers.

Tridentity is also designed to enable end-user customers to obtain consistent, relevant and personalized cross-channel shopping through catalog, merchandising, marketing, research and guided navigation, personalization, automated recommendations, and live help support.

We believe Tridentity strategically aligns us with our clients: we grow by enabling them to grow. We believe the ecosystem created by Tridentity will allow traditional retailers to take advantage of this new channel of sales and communication with customers, which improves the omni-channel shopping experience for both merchants and their customers.

Our Clients

We serve a wide variety of clients across our verticals. All of our clients are SMEs. We found that SMEs need technology solutions to communicate with the large portion of their consumers. The needs and requirements of SMEs are different to those of large corporations. Tailor-made software solutions and products are not easily available to SMEs due to the cost hurdle. Our solutions and services are easy-to-deploy, highly configurable, integrated, flexible and secure, which enable SMEs to manage and interact directly with customers.

We have a diversified client base spanning a range of industry verticals, including e-commerce, food and beverage, fintech, healthcare and service, wholesale and retail. As of December 31, 2024, we served over 200 clients across our core verticals such as food and beverage, wholesale and retail, all of whom utilize our services and talent to help them evolve the digital capabilities within their organizations.

We have long-term and trusted strategic relationships with our clients. We look to partner with clients who recognize the importance of technology as a central component of their business strategy. With that shared understanding, we engrain ourselves in their organizations and collaborate with them to translate that strategy into higher business value over the long term.

Our Technology

Our customized software solutions and products are built on a common set of foundational technology principles that distinguish us and provide a multitude of benefits to our clients. We use broadly adopted, standards-based software technologies in order to create, maintain and enhance our project-focused solutions. Our developed solutions are generally both scalable and easily integrated into our clients’ existing information technology infrastructure.

Our solutions are designed from the ground up for speed-to-market, scalability, security, durability, and reliability. The foundational technology that enables these benefits includes:

●	Integration. Our solutions embrace the power of partnerships through integration. Some of our clients have other technology and systems that serve as the core software systems and deliver or receive data about their clients. Our solutions are designed for rapid deployment and integration with third-party technologies within a company’s enterprise, including application servers, security systems and portals. Our application development also provides web services interfaces and support for service-oriented architectures to facilitate enhanced integration within the enterprise. We have implemented customer and vendor-facing APIs, web service endpoints, and other integrations with many core software system providers and vendors. The architecture of the integrations and the design patterns we employ help us quickly extend our integrations to new providers or vendors.

●	Agility. Our cloud-based infrastructure and development and software release processes allow us to update our platform for specific groups of customers or our entire customer base at any time. This means we can rapidly innovate and deliver new functionality, without waiting for quarterly or annual release cycles. We believe these systems have the capability and scalability to enable us to meet our anticipated growth for the foreseeable future.

●	Scalability. By leveraging leading cloud infrastructure providers along with our technology stack, with the infrastructure designed for high performance and high availability, we are able to scale workloads of varying sizes at any time. This allows us to handle customers of all sizes and demands without traditional operational limitations such as network bandwidth, computing cycles, or storage capacity as we can scale our platform on-demand.

●	Reliability. Platform data is distributed and processed across multiple data centers within a region to provide redundancy. We built our solutions on a distributed computing architecture with reduced single points of failure and we operate across data center boundaries daily. In addition to datacenter level redundancy, this architecture supports multiple live copies of each data set along with snapshot capabilities for faster, point-in-time data recovery instead of traditional backup and restore methodologies.

●	Security. We leverage industry standard network and perimeter defense technologies, distributed denial-of-service, protection systems (including web application firewalls) and enterprise grade domain name system, services across multiple vendors. We offer high levels of security by segregating each customer’s data from the data of other customers and by limiting access to our platform to only those individuals authorized by our clients. We maintain a formal and comprehensive security program designed to ensure the security and integrity of customer data, protect against security threats or data breaches, and prevent unauthorized access to the data of our clients. Due to the broad footprint of our client base, we regularly test and evaluate our platform with trusted third-party vendors to ensure the security and integrity of our services.

Maintenance and Support

We aim to provide our clients with ongoing support to supplement the continuity of their operations. We will have both customer support and development support team in assisting our clients in times of system errors or bug, or even certain service request that requires development of new features. We will form a service level agreement to govern the maintenance support services, including severity level and commercial terms. It is critical that we form a fast-responding support team to our clients in committing to solve their problems arising from the system. This enhances the confidence and trust clients have in us, strengthening the business relationship for future collaborations.

Sales and Marketing

We employ a diversified and efficient go-to-market strategy that leverages direct sales, referrals and strategic partnerships to accelerate new customer acquisition. Our sales and marketing strategy is focused on increasing revenues from existing clients, generating revenues from new clients and continuing to maintain our brand to appeal to current and prospective clients. We’ve generated inbound interest for our services through requests from clients seeking our services as a pre-approved vendor by IMDA, search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing.

Research and Development

Research and development is one of the key drivers in the line of our business, especially in business consultancy. We always invested resources into talents for them to always stay up-to-date with the latest news in the market, monitoring trends and markets across the key verticals. We have a holistic management team that is always actively searching for innovative ideas, looking out for risks and opportunities that are relevant to our business. In Tridentity, we believe in staying up-to-date with the market, and change as the market shifts. We always endeavor to deliver solutions that unlock the greatest value for our clients. and with the emerging technology shift towards artificial intelligence and Web 3.0, we intend to invest more resources and talents in developing the next best-in-class Web 3.0-enabled e-commerce platform.

Competition

The digital solutions industry in Singapore is highly fragmented, with a large number of market participants due to the diverse client base, a high degree of industry segmentation and different service coverage. We primarily compete with international corporations, as well as local companies. We believe we compete favorably on the following principal competitive factors:

●	Proven track record and reputation in the industry;

●	Service customization;

●	Product innovation, quality, functionality and design;

●	Solid partnerships with upstream and downstream partners;

●	Deep vertical domain experience; and

●	A strong commitment to security and privacy.

We believe we compete favourably across these factors. However, some of our competitors and potential competitors are large and have greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger client bases and significantly greater resources for the development of their offerings. Moreover, because our market is highly competitive and subject to rapid change, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid technology and content development cycles, or lower marketing costs, could introduce new solutions that disrupt our market and better address the needs of our clients and potential clients.

Intellectual Property

Our intellectual property rights are crucial to our business. We rely on a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect our intellectual property. Prior to commencement of our relationship with our employees and channel partners, we require them to provide written obligations to keep any confidential information disclosed or otherwise made available by us confidential.

We customarily enter into confidentiality agreements with our clients to preserve the confidentiality of the proprietary or confidential information or data provided to us or developed by us. Our clients usually own the intellectual property in the software or systems we develop for them.

Protecting our intellectual property rights is important to our business. We plan to invest in research and development to enhance our domain knowledge and create complex, specialized solutions for our clients. As of December 31, 2024, we have registered one trademark “TRIDENTITY” (trademark number 40202251004W) with Intellectual Property Office of Singapore under Section 15(3) of the Trade Marks Act 1998, and two designs, “Toy Dinosaur” (design number 30202401049X) and “Dinosaur Egg Toy” (design number 30202401048W) with Intellectual Property Office of Singapore under Section 18 of the Registered Designs Act.

We also registered and maintained the domain names “Qzonetech.com” and “Tridentity.me” for our business operations to ensure that we maintain the ability to engage with our clients, employees, and the public.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities or the rights of our shareholders to receive dividends and other distributions from us. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to our business and operations. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Regulations in Singapore

Regulations on Data Protection

The Personal Data Protection Act 2012 of Singapore (the “PDPA”) establishes the Singapore regime for the protection of personal data in Singapore, and governs the collection, use and disclosure of personal data by organizations. In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified (a) from that data or (b) from that data and other information to which the organization has or is likely to have access.

An organization is required to comply with, amongst other things, the following obligations prescribed by the PDPA:

(i)	Purpose limitation obligation — personal data must be collected, used, disclosed and/or processed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(ii)	Notification obligation — individuals must be notified of the purposes for the collection, use, disclosure and/or processing of their personal data, prior to such collection, use, disclosure and/or processing;

(iii)	Consent obligation — the consent of individuals must be obtained for any collection, use, disclosure and/or processing of their personal data, unless exception(s) apply. Additionally, an organization must allow the withdrawal of consent which has been given or is deemed to have been given;

(iv)	Access and correction obligations — when requested by an individual and unless exception(s) apply, an organization must: (a) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used, disclosed and/or processed during the past year, and/or (b) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(v)	Accuracy obligation — an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(vi)	Protection obligation — an organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control from (a) unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks, and (b) the loss of any storage medium or device on which personal data is stored;

(vii)	Retention limitation obligation — an organization must not keep personal data for longer than it is necessary to fulfil (a) the purposes for which it was collected, or (b) a legal or business purpose;

(viii)	Transfer limitation obligation — personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA;

(ix)	Accountability obligation — an organization must develop and implement the necessary policies and procedures in order to meet the obligations under the PDPA, communicate and inform its staff about these policies and procedures, and shall make information about its policies and procedures available on request.

In addition, an organization must develop a process to receive and respond to data-related complaints, and must designate at least one individual as the data protection officer to oversee the organization’s compliance with the PDPA;

(x)	Data breach notification obligation — an organization must notify the Singapore Personal Data Protection Commission (“PDPC”) and/or the affected individuals if it has suffered a data breach that meets the notification thresholds prescribed under the PDPA (i.e. the data breach is or is likely to be of significant scale, or has caused or is likely to cause significant harm to the affected individuals). The organization is expected to expeditiously assess the severity of the breach, and the timeline to notify the PDPC is 3 calendar days of the organization assessing that a notification threshold has been met; and

(xi)	Data portability obligation — the data portability obligation (which is not yet in force as at the date of this annual report) grants individuals with an existing direct relationship with an organization the right to request for a copy of their personal data to be transmitted in a commonly used machine-readable format to another organization which has a business presence in Singapore. The exact scope and applicability of this right will be delineated by the relevant regulations and guidelines to be published by the PDPC.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to SGD 1 million, or 10% of the annual turnover in Singapore of an organization whose annual turnover in Singapore exceeds SGD 10 million, whichever is higher. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages and relief by way of injunction or declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

In addition to the general data protection obligations imposed under the PDPA, the PDPA also generally prohibits organizations and individuals from sending direct marketing messages (in the form of voice calls, text or fax messages) to Singapore telephone numbers, including mobile, fixed-line, residential and business numbers, registered with the Do Not Call Registry (the “DNC Registry”), as maintained by the PDPC (the “DNC Obligations”). The DNC Obligations only apply to the sending of “specified messages” as defined in the PDPA, which are marketing messages that offer, promote or advertise goods or services.

Pursuant to the DNC Obligations, before an organization sends any specified messages to a Singapore telephone number, it must first check whether that Singapore telephone number is listed in the DNC Registry. A failure to check the relevant register is an offense under the PDPA, unless certain exceptions apply.

Regulations on Labor

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum amount of deductions from wages, minimum holidays, maternity/paternity leave, paid childcare leave, sick leave and etc, and for (a) workmen (as defined in the Employment Act) who receive monthly basic salaries not exceeding S$4,500 and (b) employees (other than workmen or persons employed in a managerial or executive position) who receive monthly basic salaries not exceeding S$2,600, additional protections such as rest days, hours of work and other conditions of service. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than SGD 750 a month, the employer’s contribution rate is 17% of the employee’s wages.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

We are headquartered in Singapore where we currently lease two corporate offices. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

A.	Operating Results

Business Overview

We are a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide based in Singapore. We have been a navigator for our clients as they ideate, plan and execute on their journey to a digital future through our solutions and services, comprising:

●	Business consulting: We support clients to define and deliver technology-enabled transformations of their business. Equipped with the complete value chain approach, our suite of offerings ranges from brand proposition, multi-channel commerce and digital marketing to improve customer experience and increase customer acquisition, to insights and real-time predictive analysis for efficient decision-making and optimizing processes.

●	IT customization: We offer solutions and services to plan, design, operate, optimize and transform business processes. We support clients to get the best value from technology by developing an IT strategy, optimizing applications and infrastructure, implementing IT operating models, and governing their technical architecture for reliability and security.

We provide customized solutions and services that address the specific needs of clients in our strategic vertical markets. As of December 31, 2024, we served over 200 clients across our core verticals such as food and beverage, wholesale and retail.

Digital technology continues to impact our world through its transformative capability and pervasive impact. Our management believes we have a successful track record of applying our proprietary technologies to respond to changing business needs and evolving client demands. Leveraging such experiences, we have launched a Web 3.0 e-commerce platform whereby customers and merchants can transact in a transparent and secure way, or Tridentity, in December 2023. As our flagship product, Tridentity is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in Southeast Asia etc. Beyond Tridentity, our mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences. We believe that Tridentity addresses a massive market opportunity today and provides us with an attractive runway for growth. According to the Frost & Sullivan Report, the market size of global Web 3.0-enabled e-commerce is expected to reach US$1,587.4 billion in 2027. Our success in helping our clients brand, position, optimize and grow their businesses has allowed us to achieve significant growth. For the years ended December 31, 2024, 2023 and 2022, we generated revenues of approximately US$0.47 million, US$1.48 million and US$1.26 million, respectively. Revenues from IT customization and business consulting accounted for 72.5% and 24.1% of our total revenues for the year ended December 31, 2024 respectively, and accounted for 77.9% and 21.7% of our total revenues for the year ended December 31, 2023 respectively. We incurred a net loss of approximately US$8.12 million, US$4.77 million and US$1.13 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Key Factors Affecting Our Results of Operations

We believe the growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose important challenges we must successfully address in order to sustain our growth.

Expanding our solutions and services

We have launched Tridentity in December 2023. We may continue to expend resources in the development of offerings through Tridentity. Our ability to successfully develop and monetize new services and features may depend on a number of factors, including the availability of capital to invest in innovation, the effectiveness of our marketing efforts, competition, pricing, and our clients’ satisfaction and spending.

Acquiring new clients

Sustaining continued revenue growth relies on the adoption of our solutions by new clients. We will continue to invest in our solutions and introduce new services and features to drive adoption and increase penetration in our core verticals such as food and beverage, wholesale and retail. We plan to continue winning new clients by investing in our salesforce, improving the awareness of our brands and solutions, and building new partnerships and integrations.

Expanding into new verticals and new markets

We intend to expand into new verticals and sub-verticals with a particular focus on those with low digital adoption and growing usage of software solutions. We believe there is a significant need for our solutions and services on a global basis and, accordingly, opportunity for us to grow our business through further international expansion. We think these verticals and markets provide an attractive opportunity to introduce our solutions and services and drive adoption.

Continued investment in innovation and growth

We have made substantial investments in research and development and sales and marketing to achieve a leadership position in our market and grow our revenues and client base. We intend to continue to invest in research and development to build new capabilities and maintain the core technology underpinning our solutions and services. In addition, we expect to increase investment in sales and marketing to broaden our reach with new clients at home and abroad and deepen our penetration with existing clients. We are in the process of increasing our general and administrative spending to support our growing operations and operate as a public company. With our revenue growth objectives, we expect to continue to make such investments for the foreseeable future.

Key Components of Our Results of Operations

Revenues

We derive revenues principally from providing business consulting services and IT customization services. The services we provide are essentially similar in terms of the nature of such services, the type of customers served, the delivery methods and the nature of the regulatory environment.

Business consulting. We provide a wide range of business consulting services to customers of various industries, from business strategy advisory, design of business workflows and processes, brand and reputation, to digital marketing in achieving organization objectives such as enhancing cost efficiency, productivity and customer experience.

IT customization. We offer IT customization services, including tailor-made IT solutions or packaged software solutions to meet clients’ objectives. Our services cover end-to-end solutions, including IT consultancy, design of the system architecture, planning and design of the solution, implementation, quality assurance, as well as maintenance support services. IT customization mainly consists of (i) IT consulting and customization services, including development of customized software solutions, implementation and training, server hosting, and one-year maintenance service; and (ii) management software solutions for clients via an annual subscription-based model, which subscription generally includes support services.

Others. We also generate revenues from selling event tickets on behalf of merchants in our own platform. Tridentity, the Company’s flagship product, is a cutting-edge identity app built on blockchain technology, designed to provide secure single sign-on capabilities to integrated third-party systems in various industries, which was launched in December 2023. We identify one performance obligation in this business, which is to transfer control of an event ticket to a ticker buyer once an order has been confirmed.

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenues. Our cost of revenues primarily consists of (i) fees paid to service suppliers, such as outsourcing service cost, (ii) direct labor costs, (iii) commission costs, which is incremental costs to obtain new sales contract, and (iv) miscellaneous costs.

Operating expenses

Operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses. General and administrative expenses mainly consist of (i) salary and social welfare expenses to the management team, (ii) professional service fees, (iii) rental cost for offices, and (iv) depreciation expenses. Our selling and marketing expenses mainly consist of (i) salary and social welfare expenses to the marketing team, and (ii) advertising costs and market promotion expenses. Our research and development expenses mainly consist of (i) system development expenses for Tridentity, our Web 3.0 e-commerce platform; (ii) salary and social welfare expenses to the development team and (iii) outsource service fees.

Other income, net

Other income, net mainly consists of (i) government subsidies, (ii) non-refundable service fee from terminated consulting projects, (iii) referral commission, and (iv) interest expenses.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the years ended December 31,			FY24 vs FY23		FY23 vs FY22
	2024	2023	2022	Change in amount	% of change	Change in amount	% of change
Revenues	$465,435	$1,483,109	$1,262,899	$(1,017,674)	-68.62%	$220,210	17.44%
Cost of revenues	(464,265)	(1,216,916)	(1,000,689)	752,651	-61.85%	(216,227)	21.61%
Gross profit	1,170	266,193	262,210	(265,023)	-99.56%	3,983	1.52%
Selling and marketing expenses	(853,980)	(555,280)	(241,344)	(298,700)	53.79%	(313,936)	130.08%
General and administrative expenses	(6,452,268)	(3,888,501)	(989,774)	(2,563,767)	65.93%	(2,898,727)	292.87%
Research and development expenses	(763,093)	(586,419)	(287,578)	(176,674)	30.13%	(298,841)	103.92%
Total operating expenses	(8,069,341)	(5,030,200)	(1,518,696)	(3,039,141)	60.42%	(3,511,504)	231.22%
Loss from operations	(8,068,171)	(4,764,007)	(1,256,486)	(3,304,164)	69.36%	(3,507,521)	279.15%
Total other (expenses)/income, net	(3,241)	(10,080)	131,790	6,839	-67.85%	(141,870)	-107.65%
Loss before income tax expense	(8,071,412)	(4,774,087)	(1,124,696)	(3,297,325)	69.07%	(3,649,391)	324.48%
Income tax expense	(51,430)	-	(4,793)	(51,430)	N/A	4,793	-100.00%
Net loss	$(8,122,842)	$(4,774,087)	$(1,129,489)	$(3,348,755)	70.14%	$(3,644,598)	322.68%

Revenues

The breakdown of revenues by revenue streams for the years ended December 31, 2024, 2023 and 2022 is summarized below:

	For the years ended December 31,
	2024	2023	2022
Business consulting	$112,250	$321,716	$629,434
IT customization	337,438	1,155,229	633,465
(i) IT consulting	52,308	571,592	522,013
(ii) Management software	285,130	583,637	111,452
Others	15,747	6,164	-
Total revenues	$465,435	$1,483,109	$1,262,899

For year ended December 31, 2024 compared to year ended December 31, 2023:

Our revenues decreased from US$1,483,109 in 2023 to US$465,435 in 2024, representing a year-on-year decrease of 68.62%. The decrease was primarily due to the Company’s strategic shift towards prioritizing its Web 3.0 e-commerce platform, Tridentity, a core growth area for its long-term vision in the future. As a result, the Company allocated fewer resources to its consulting and IT customization business. This realignment allows the Company to concentrate on expanding its presence in Tridentity, positioning Trident to capture new opportunities in a rapidly advancing digital ecosystem.

Business consulting. Net revenues from business consulting services decreased from US$321,716 in 2023 to US$112,250 in 2024, primarily attributed to the reduction of business consulting projects which were completed, delivered and accepted by customers in 2024. And there was only one project completed, delivered and accepted in 2024.

IT customization. Net revenues from IT customization decreased from US$1,155,229 for the year ended December 31, 2023 to US$337,438 for the year ended December 31, 2024, primarily due to (i) our strategically shifting our focus on Web 3.0 e-commerce platform and reducing the amount of IT customization projects ; (ii) the reduction of IT customization projects that were completed, delivered and accepted by customers for the year ended December 31, 2024; (iii) the decrease of average contract price of IT customization projects from US$63,510 in 2023 to US$52,308 in 2024; and partially offset by the appreciation of SGD against USD in our reporting currency translation.

Others. As the platform, or Tridentity, remains in the development, optimization, and gradual testing stages, the Company generated only US$15,747 in revenues from providing technical support for selling event tickets on behalf of merchants through Tridentity for the year ended December 31, 2024.

For year ended December 31, 2023 Compared to year ended December 31, 2022:

Our revenues significantly increased from US$1,262,899 in 2022 to US$1,483,109 in 2023, representing a year-on-year increase of 17.44%. The increase was primarily due to our success in helping our clients to optimize and grow their business, resulting in positive feedback and our brand and services developing and expanding in the market and industry, which has brought us more clients and projects in 2023.

Business consulting. Net revenues from business consulting services decreased from US$629,434 in 2022 to US$321,716 in 2023, primarily attributed to (i) reduction of business consulting projects were completed, delivered and accepted by customers in 2023; and partially offset by (ii) the appreciation of SGD against USD in our reporting currency translation from 1.3404 in 2022 to 1.3193 in 2023. We continued to offer more comprehensive brand consulting services to assist our customers in building international brands in 2023, and the average contract price of completed projects increased from US$44,960 in 2022 to US$53,619 in 2023.

IT customization. Net revenues from IT customization increased from US$633,465 for the year ended December 31, 2022 to US$1,155,229 for the year ended December 31, 2023, primarily due to (i) our newly engaged business line in providing management software solutions in second quarter of 2022, the business has thrived and generated greater revenues in 2023; (ii) the appreciation of SGD against USD in our reporting currency translation; (iii) the increased of average contract price of IT customization projects from US$57,588 in 2022 to US$63,510 in 2023; and partially offset by (iv) reduction of IT customization projects that were completed, delivered and accepted by customers for the year ended December 31, 2023.

Others. Our Web 3.0 e-commerce platform, or Tridentity, launched in December 2023. We generated revenues of US$6,164 from providing technical support for selling tickets on behalf of merchants through this platform.

Cost of Revenues

The breakdown of cost of revenues for the years ended December 31, 2024, 2023 and 2022 is summarized below:

	For the years ended December 31,
	2024	2023	2022
Service fees	$413,334	$931,945	$710,793
Direct labor costs	49,094	263,352	239,296
Commission cost	-	2,532	10,082
Miscellaneous cost	1,837	19,087	40,518
Total cost of revenues	$464,265	$1,216,916	1,000,689

For year ended December 31, 2024 Compared to year ended December 31, 2023:

Our cost of revenues decreased from US$1,216,916 in 2023 to US$464,265 in 2024, representing a year-on-year decrease of 61.85%.

Service fees. Service fees decreased from US$931,945 in 2023 to US$413,334 in 2024, primarily due to the decrease of service fees paid to suppliers or outsourcers, as a result of the decreased project demands in 2024.

Direct labor costs. Direct labor costs decreased from US$263,352 in 2023 to US$49,094 in 2024, primarily due to the decrease in both headcount and bonuses to our staff in response to lower business volume and cost control in 2024.

Commission costs. Commission costs decreased from US$2,532 in 2023 to nil in 2024, primarily attributed to the decreased commission costs needed to obtain new sales contracts in 2024.

Miscellaneous costs. Miscellaneous costs decreased from US$19,087 in 2023 to US$1,837 in 2024, primarily due to the decrease of our outsourcing contractor fee for general project support, which was transferred to an in-house team during 2024.

For year ended December 31, 2023 Compared to year ended December 31, 2022:

Our cost of revenues increased from US$1,000,689 in 2022 to US$1,216,916 in 2023, representing a year-on-year increase of 21.61%.

Service fees. Service fees increased from US$710,793 in 2022 to US$931,945 in 2023, primarily due to the increase of service fees paid to suppliers or outsourcers, as a result of the fulfillment of increased project demands in 2023.

Direct labor costs. Direct labor costs increased from US$239,296 in 2022 to US$263,352 in 2023, primarily related to increase in both headcount and bonuses to our staff in 2023.

Commission costs. Commission costs decreased from US$10,082 in 2022 to US$2,532 in 2023, primarily attributed to the decreased commission costs needed to obtain new sales contracts related to our newly engaged business line in providing management software solutions in 2023.

Miscellaneous costs. Miscellaneous cost decreased from US$40,518 in 2022 to US$19,087 in 2023, primarily due to the decrease of our outsourcing contractor fee for general project’s support, which was gradually transferred to in-house team during 2023.

Operating expenses

For year ended December 31, 2024 compared to year ended December 31, 2023:

Selling and marketing expenses

Our selling and marketing expenses increased from US$555,280 in 2023 to US$853,980 in 2024, primarily due to the increase in marketing and advertising expenses of US$346,270 for the exploration of business opportunities and partially offset by the decrease in staff costs of US$54,431 in 2024.

General and administrative expenses

Our general and administrative expenses increased from US$3,888,501 in 2023 to US$6,452,268 in 2024. The increase was primarily attributable to (i) the increase in staff costs from US$1,589,714 in 2023 to US$4,381,113, mainly due to increase in management salaries and the award of a one-time bonus of US$2,610,896 to certain of our executive officer in 2024; (ii) the increase in business travel expenses of US$69,669 due to the need for preparing for the initial public offering; and partially offset by (i) the decrease in professional service fees from US$1,369,587 in 2023 to US$1,064,545 in 2024 related to IPO professional services.

Research and development expenses

Our research and development expenses increased from US$586,419 in 2023 to US$763,093 in 2024, primarily due to the increase in salary expenses for the development team, technical support expenses, and outsourcing service fees for the Web 3.0 e-commerce platform and partially offset by the decrease in system development expenses.

For year ended December 31, 2023 compared to year ended December 31, 2022:

Our operating expenses increased from US$1,518,696 in 2022 to US$5,030,200 in 2023, representing a year-on-year increase of 231.22%. As a listed company, we expect our operating expenses will continue to increase as we hire more research and development personnel, commercial personnel and compliance personnel, and we will also incur additional marketing expenses in connection with the expansion of our business operations.

Selling and marketing expenses

Our selling and marketing expenses increased from US$241,344 in 2022 to US$555,280 in 2023, primarily due to (i) the increase in staff costs of US$279,988 as a result of the business development persons hired in the new subsidiary in 2023; (ii) the increase in marketing and advertising expenses of US$29,661 for the exploration of business opportunities and preparation to initiate our Web 3.0 e-commerce platform in 2023.

General and administrative expenses

Our general and administrative expenses increased from US$989,774 in 2022 to US$3,888,501 in 2023. The increase was primarily attributable to (i) the increase in staff costs from US$501,943 in 2022 to US$1,589,714 as a result of an increase in the number of employees hired to meet our business needs as well as increase in average based salaries and bonuses; (ii) the increase in professional service fees from US$134,523 in 2022 to US$1,369,587 in 2023 related to IPO professional services and the initiation of the Web 3.0 e-commerce platform; (iii) the increase in rent and utilities expenses of US$268,957 due to additions of operating leases; and (iv) the increase of other overhead expenses as a result of our expansion of business and the preparation of IPO in 2023.

Research and development expenses

Our research and development expenses increased from US$287,578 in 2022 to US$586,419 in 2023, primarily due to the increase in system development expenses and technical support expenses for the Web 3.0 e-commerce platform, salary expenses to the development team and outsource service fees.

Other (expenses)/income, net

For year ended December 31, 2024 compared to year ended December 31, 2023:

Other (expenses)/income, net mainly consists of (i) government subsidies, (ii) non-refundable service fees from terminated consulting projects, (iii) referral commission, and (iv) interest expenses. Our other expense, net decreased from US$10,080 in 2023 to other expenses, net of US$3,241 in 2024, primarily due to the decrease of financial expenses.

For year ended December 31, 2023 compared to year ended December 31, 2022:

Other (expenses)/income, net mainly consists of (i) government subsidies, (ii) non-refundable service fees from terminated consulting projects, (iii) referral commission, and (iv) interest expenses. Our other income, net decreased from US$131,790 in 2022 to other expenses, net of US$10,080 in 2023, primarily due to the decrease of government subsidies and non-refundable service fees from terminated consulting projects.

Net loss

As a result of the foregoing, we incurred a net loss of US$8,122,842 in 2024, US$4,774,087 in 2023 and US$1,129,489 in 2022, respectively. The increase in net loss was primarily due to our early-stage input on initiating Web 3.0 e-commerce platform as well as professional services fees incurred in connection with becoming a listed company, which led to a significant increase of our operating expenses in 2024.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

Our subsidiaries incorporated in Singapore are subject to the prevailing Singapore Corporate Tax of 17%. With effect from the year of assessment 2020, other than certain new start-up companies, 75% of up to the first S$10,000, and 50% of up to the next S$190,000 of a company’s chargeable income (otherwise subject to normal taxation) is exempt from corporate tax. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from our operating activities, capital contributions from shareholders and loans from banks. As of December 31, 2024, we had cash of US$194,113, and total positive working capital of US$313,733.

We incurred net loss of US$8,122,842, US$4,774,087 and US$1,129,489 for the years ended December 31, 2024, 2023 and 2022, respectively. Net cash used in operating activities were US$9,510,287, US$4,942,098 and US$609,946 for the years ended December 31, 2024, 2023 and 2022, respectively. Accumulated deficits were US$14,306,387 as of December 31, 2024.

Our liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity financing or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

Note 3 to the consolidated financial statements discloses all of the matters of which we are aware that are relevant to our ability to continue as a going concern for a reasonable period of time (defined as the time within one year after the date that the financial statements are issued, or available to be issued, where applicable), including significant conditions and events, and management’s plans to mitigate the adverse effects of such conditions and events. There is no approved plan for liquidation and liquidation is not being forced by any other party. As such, we believe that the going concern basis of accounting is appropriate.

Summary of Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the years ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(9,510,287)	$(4,942,098)	$(609,946)
Net cash used in investing activities	(2,521)	(139,757)	(73,885)
Net cash provided by financing activities	8,058,826	5,902,303	1,378,257
Effect of exchange rate changes	(160,508)	42,890	(22,754)
Net change in cash	(1,614,490)	863,338	671,672
Cash, at beginning of year	1,808,603	945,265	273,593
Cash, at end of year	$194,113	$1,808,603	$945,265

Operating Activities

Net cash used in operating activities in 2024 was US$9,510,287, primarily attributable to (i) our net loss of US$8,122,842, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised depreciation of right-of-use assets of US$382,401, allowance for credit loss of US$78,121 and depreciation and amortization of US$59,875; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) an increase in prepaid expenses and other current assets of US$868,235 as a result of increased prepayment to suppliers, (b) a decrease in accrued expenses and other current liabilities of US$542,092, (c) a decrease in operating lease liabilities of US$382,401, (d) an increase in other non-current asset as a result of long-term prepayment to suppliers of US$243,040, partially offset by (a) a decrease in contract cost assets of US$203,068, and (b) an increase in accounts payable of US$119,738.

Net cash used in operating activities in 2023 was US$4,942,098, primarily attributable to (i) our net loss of US$4,774,087, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised depreciation of right-of-use assets of US$366,852, and depreciation and amortization of US$47,057; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) a decrease in operating lease liabilities of US$340,756, (a) an increase in prepaid expenses and other current assets of US$309,366 as a result of increased prepayments to suppliers, (c) an increase in amounts due from related parties of US$92,295, (d) a decrease in deferred revenue of US$81,877, (e) an increase in contract cost assets of US$73,299, (f)an increase in accounts receivable of US$81,355, (g) a decrease in amounts due to related parties of US$42,094, partially offset by (a) an increase in accrued expenses and other current liabilities of US$286,404, (b) a decrease in accounts receivable of US$38,177, and (c) a decrease in amounts due from related parties of US$91,101.

Net cash used in operating activities in 2022 was US$609,946, primarily attributable to (i) our net loss of US$1,129,489, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised depreciation of right-of-use assets of US$101,099, and depreciation and amortization of US$16,867; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) an increase in prepaid expenses and other current assets of US$111,981, (b) an increase in contract cost assets of US$268,509, and (c) a decrease in operating lease liabilities of US$127,196, partially offset by (a) an increase in deferred revenue of US$461,128, (b) an increase in accrued expenses and other current liabilities of US$249,052, and (c) an increase in accounts payable of US$166,358.

Investing Activities

Net cash used in investing activities in 2024 was US$2,521, which was primarily attributable to purchase of property and equipment in the amount of US$2,521, mainly expenditure on computer and office equipment.

Net cash used in investing activities in 2023 was US$139,757, which was primarily attributable to purchase of property and equipment in the amount of US$139,757, mainly expenditure on computer and office equipment, and leasehold improvement.

Net cash used in investing activities in 2022 was US$73,885, which was primarily attributable to purchase of property and equipment in the amount of US$73,885 for our newly established subsidiary.

Financing Activities

Net cash provided by financing activities in 2024 was US$8,058,826, which primarily comprised (i) proceeds from initial public offering of US$9,000,000, (ii) loans from related parties of US$3,541,067, (iii) settlement of loan to related parties of US$246,819, partially offset by (i) payment of deferred offering costs of US$2,432,999, (ii) repayment of loans from related parties of US$2,212,600, (iii) repayments of long-term bank loans of US$83,461.

Net cash provided by financing activities in 2023 was US$5,902,303, which primarily comprised (i) contribution from shareholders of US$8,242,988, (ii) loans from related parties of US$1,047,894, partially offset by (i) repayment of loans from related parties of US$1,814,818, (ii) payment of deferred offering costs of US$903,132, (iii) repayments of long-term bank loans of US$391,520 and (iv) payment of financing costs of US$204,638.

Net cash provided by financing activities in 2022 was US$1,378,257, which primarily comprised (i) loans from related parties of US$748,533, (ii) proceeds from long-term bank loans of US$652,789, and (iii) subscription fees advance from a shareholder of US$ 524,560, partially offset by (i) repayment of loans from related parties of US$239,357, and (iii) dividend distribution of US$229,201.

Capital Expenditures

Our capital expenditures are primarily incurred for purposes of purchasing office and electric equipment and investments in office renovation. Our capital expenditures were US$2,521, US$139,757 and US$73,885 for the years ended December 31, 2024, 2023 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Contractual Obligations

The total future minimum lease payments under the non-cancellable operating lease with respect to the office and the warehouse as of December 31, 2024 are payable as follows:

For the years ending December 31,	Lease Payments
2025	392,859
2026	392,859
2027	255,318
Total lease payments	$1,041,036

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

C. Research and Development, Patents and Licenses, etc.

 See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2024 and ending on the date of this annual report that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Management Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider.

(1)	our selection of critical accounting policies;

(2)	the judgments and other uncertainties affecting the application of such policies;

(3)	the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) credit losses; (ii) revenue recognition; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include valuation allowance of deferred tax assets.

Valuation of deferred tax assets

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of December 31, 2024 and 2023. Thus, management decided to record all of the valuation allowance. Valuation allowance amounted to US$2,297,022 and US$929,574 as of December 31, 2024 and 2023, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

Recent Accounting Standards

We are an “emerging growth company” (“EGC”) as defined in the JOBS Act. An EGC may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an EGC does not need to comply with any new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of the annual report.

Directors and Executive Officers	Age	Position/Title
Soon Huat Lim	57	Founder, Chairman and Chief Executive Officer
Haiyan Huang	46	Chief Financial Officer
Poh Kiong Tan	35	Chief Technology Officer and Director
How Teck Lim	74	Independent director
Noi Keng Koh	64	Independent director
Chwee Koh Chua	62	Independent director

Executive Officers

Mr. Soon Huat Lim, aged 57, is our founder, and has served as the chairman of the board of directors and chief executive officer of the Company since its inception. Mr. Lim has over 30 years of management experience and combined expertise in sales, supply chain, retail and services, tourism, entertainment and media, e-commerce, and technology industries. Since May 2022, Mr. Lim has served as a director of our operative subsidiary, Trident Singapore. Meanwhile, since 2021, Mr. Lim has served as a director of Trident Foodtech Pte Ltd, a company primarily engaged in the wholesale of fruits and vegetables and the retail sale of beverages, and Trident V Tech Pte Ltd, a resale company in Singapore. Since February 2021, Mr. Lim has also been a director and chief executive officer of Asia Bird’s Nest Corporation Pte Ltd, a lifestyle consumer goods company in Singapore. In addition, Mr. Lim has been appointed as a director of E-mobility Solutions Pte Ltd, a company primarily engaged in tourism and public transportation business in Singapore, since September 2018.

Ms. Haiyan Huang, aged 46, has served as our chief financial officer since the Company’s inception. Ms. Huang has more than 20 years of experience in the financial sector. From June 2018 to October 2021, Ms. Huang first served as the chief financial officer of Zengame Technology Holding Limited (HKSE: 2660), an established mobile game developer and operator in the People’s Republic of China with special focus on card and board and other casual mobile games, and then as its consultant until May 2022. From September 2015 to May 2016, Ms. Huang served as a financial controller in Shenzhen TimeLink Technology Co., Ltd (NEEQ: 834974), a company primarily engaged in man-machine interaction and human-computer interface research and development, where Ms. Huang was primarily responsible for the administrative matters of the financial department. Ms. Huang was admitted as a Chartered Global Management Accountant by the Chartered Institute of Management Accountants in May 2017. Ms. Huang received her bachelor’s degree in finance and taxation from Sun Yat-sen University in the People’s Republic of China in 2001.

Mr. Poh Kiong Tan, aged 35, has served as our chief technology officer since the Company’s inception and is a director of the Company. Mr. Tan has more than 9 years of experience in the software industry. Mr. Tan has served as a director and chief executive officer of Quality Zone Technologies Pte. Ltd. since 2014. Since January 2014, Mr. Tan has served as a director in S-Cube Pte. Ltd, a Singapore company primarily engaged in development of computer software and provision of technical and management consultancy services, where Mr. Tan was mainly responsible for operations management, quality assurance and software development. Mr. Tan received his bachelor’s degree in business information systems and cyber forensics from Murdoch University in Australia in 2014.

Non-executive Directors

Mr. How Teck Lim, aged 74, is an independent director of the Company. Mr. Lim has extensive board, financial management, mergers and acquisitions, and operating experience. Mr. Lim is currently an independent non-executive director and the chairman of audit committee of Raffles Education Limited (SGX: NR7), an independent director of Aetherium Acquisition Corp (NASDAQ: GMFI, GMFIU, GMFIW) and the chairman of Redwood International Pte. Ltd. (an investment and consultancy company). Mr. Lim has also acted as the chairman of Heliconia Capital Management Pte. Ltd., a Temasek Holdings wholly-owned private equity investment firm that invests in growth-oriented companies in Asia (2011 – 2022) and NauticAwt Limited (SGX:42D)(2015 – 2019), and the director of a number of listed and private companies. Mr. Lim has in-depth knowledge of the shipping industry, having been with the Neptune Orient Lines Group from 1979 to 2005, where he held various positions from Executive Director, Group CFO, Group COO, and Group Deputy CEO. Mr. Lim is a Fellow of the Chartered Institute of Management Accountants of UK (FCMA), a Fellow of the Certified Public Accountants of Australia  (FCPA Aust), a Fellow of the Institute of Certified Public Accountants of Singapore (FCPA ICPAS), and a Fellow of the Singapore Institute of Directors (FSID). Mr. Lim received his bachelor’s degree in accountancy from the University of Singapore in 1975.

Dr. Noi Keng Koh, aged 64, is an independent director of the Company. Dr. Koh has extensive experience in financial education. Dr. Koh is the founder and CEO of Fintech Academy in Singapore, which spearheads talent development programs and certifications for fintech, in collaboration with universities. Dr. Koh has acted as an independent director of MC Payment Limited, a former Singapore-listed company. Dr. Koh has also acted as the chair of the Centre for Financial Literacy at the National Institute Education, Nanyang Technological University for a decade. Dr. Koh received her bachelor’s degree in business administration from the National University of Singapore in 1982, and her PhD degree in learning environment from Curtin University of Technology in 2008.

Mr. Chwee Koh Chua, aged 62, is an independent director of the Company. Mr. Chua brings with him a wealth of experience in operating business and in the security business. Mr. Chua is currently an independent non-executive director of Raffles Education Limited (SGX: NR7) and Addvalue Technologies Limited (SGX:A31). Mr. Chua is also a member of audit committee of Dementia Singapore (a charity), and a council member at the RHT G.R.A.C.E. Institute (a social enterprise that promotes ethical leadership). Since joining Certis CISCO Security Pte Ltd (“Certis”) in 2004, Mr. Chua has served as the chief operating officer from 2004 to 2018 and played a key role in integrating operations and technology in the security business, and further served as the Chief of Group Technology and Operations at Certis from May 2018 to July 2021, leading its digital transformation. Prior to joining Certis, Mr. Chua served 22 years in the Singapore Armed Forces and retired with the rank of Brigadier General. Mr. Chua received his bachelor’s degree in mechanical engineering and economics with first class honors from University of Birmingham in the United Kingdom in 1985, and his master’s degree in public administration from Harvard University in 1998.]

B. Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately US$3.851 million, in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Singapore subsidiaries are required by law to make contribution, as employers, to the Central Provident Fund for their employees as required by the Central Provident Fund Act 1953. The specific contribution rate to be made varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

Our 2023 Equity Incentive Plan was adopted on September 29, 2023 to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards.

Authorized Shares

The maximum number of ordinary shares may be subject to awards pursuant to the 2023 Equity Incentive Plan is 55,000,000 initially. The aggregate number of ordinary shares available for issuance under the 2023 Equity Incentive Plan is increased on January 1 of each fiscal year since 2025, by an amount equal to 1% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding fiscal year.

On December 31, 2024, we held an extraordinary general meeting of shareholders to increase the number of shares available for awards from 55,000,000 to 137,500,000.

Administration

Our board of directors or a committee of the board or officers to which the board delegates the authority administers the 2023 Equity Incentive Plan. The administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant and the provisions and terms and conditions of each award. In the event that any dividend or other distribution, recapitalization, share division, share consolidation, reorganization or any change in the corporate structure of the Company affecting the shares occurs, the administrator will make adjustment with respect to the number and class of shares that may be delivered under the 2023 Equity Incentive Plan and/or the number, price and class of shares covered by outstanding awards, in order to prevent diminution of the benefits intended to be made available under the 2023 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Share Options. Share options may be granted under the 2023 Equity Incentive Plan. The administrator determines the exercise price for each option award, which is stated in the award agreement and should in no case be lower than the par value of our ordinary shares in no case. One-third (1/3) of the shares subject to an option will vest on each of the first, second and third annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

Restricted Shares. Restricted Shares may be granted under the 2023 Equity Incentive Plan. A restricted share award agreement will specify restrictions on the duration of the restricted period and the number of shares granted. Restricted shares may not be sold, transferred or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us. Unless otherwise provided in the award agreement, the holder of restricted shares will be entitled to receive all dividends and other distributions paid with respect to the ordinary shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted shares. One-third(1/3) of the restricted shares will vest on each of the first, second and third annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

Restricted Share Units. Awards of restricted share units may be granted under the 2023 Equity Incentive Plan. At the time of granting restricted share units, the administrator may impose conditions that must be satisfied, such as continued employment or service or attainment of corporate performance goals, and may place restrictions on the grant and/or vesting of the restricted share units. A restricted share unit award agreement will specify applicable vesting criteria, the number of restricted share units granted and the terms and conditions on time and form of payment. Each restricted share unit, upon fulfilment of applicable conditions, represents a right to receive an amount equal to the fair market value of one ordinary share.

As of the date of this annual report, an aggregate of 99,000,000 restricted shares have been granted to consultants of our business in the form of Class B ordinary shares, which are vested and represented by 12,375,000 ADSs.

Change in Control

In the event of a change in control, the administrator may provide for termination or acceleration of awards, purchase of awards from holders or replacement of awards.

Term

Unless terminated earlier, the 2023 Equity Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

Amendment and Termination

Subject to applicable shareholders’ approval and certain exceptions, the board of directors may at any time amend or terminate the 2023 Equity Incentive Plan.

C. Board Practices

Our board of directors consists of five directors, including two executive directors and three non-executive directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, appointing officers and determining the term of office and responsibilities of the officers, as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may at their discretion exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors consists of three committees, namely the audit committee, the compensation committee, and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. The members and functions of these committees are described as below:

Audit Committee. Our audit committee consists of three directors, namely How Teck Lim, Noi Keng Koh and Chwee Koh Chua. How Teck Lim is the chairman of our audit committee. Each of those three directors satisfies the “independence” requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that How Teck Lim qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting and appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by such independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	meeting separately and periodically with management and our independent auditors;

●	reporting regularly to the full board of directors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	other matters that are specifically assigned to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of three members, namely Noi Keng Koh, How Teck Lim and Chwee Koh Chua. Noi Keng Koh is the chairwoman of our compensation committee. Each of those three directors satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the compensation for our chief executive officer and other executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our non-employee directors; and

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or arrangements of similar nature such as annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of three directors, namely, Chwee Koh Chua, How Teck Lim and Noi Keng Koh. Chwee Koh Chua is the chairman of our nominating and corporate governance committee. Each of those three directors satisfies the “independence” requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	identifying and recommending nominees for election by the shareholders or appointment by the board of directors;

●	reviewing annually with the board of directors about its current composition with regards to characteristics such as independence, age, skills, experience, diversity and availability of service to us;

●	advising the board of directors on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as monitoring our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office and responsibilities of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Oversight of Cybersecurity Risks

Our board of directors plays an active role in monitoring cybersecurity risks, including in connection with data protection, and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. In addition to regular reports from each of the board’s committees, the board receives regular reports from our management, including our chief technology officer, on material cybersecurity risks and the degree of our exposure to those risks, from cyber-attacks to infrastructure vulnerabilities, including the risk of data breach. While the board oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that such director’s office be vacated; or (v) is removed from office pursuant to any other provision of our Memorandum and Articles of Association. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we may terminate a senior executive officer’s employment for cause at any time for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision. We may also terminate a senior executive officer’s employment by giving three-month’s prior written notice without cause. A senior executive officer may terminate his or her employment at any time by giving three-month’s prior written notice. In connection with the employment agreement, each senior executive officer will enter into an intellectual property ownership and confidentiality agreement and agreed to hold all information, know-how and records in any way connected with the products or services of our company, in strict confidence perpetually. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

We may enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D. Employees

We had 24, 50 and 23 full-time employees as of December 31, 2022, 2023 and 2024, respectively. The increase and decrease in the numbers of the full-time employees from 2022 to 2023 and 2023 to 2024, respectively, was primarily due to the employment and termination of employment of certain personnel based in Vietnam in each year, respectively. None of our employees is represented by a labor union. We have not experienced any work stoppages, and consider our relations with the employees to be good.

We invest resources in the recruitment of employees in support of our business operations. We have established comprehensive training programs to enhance performance and service quality.

We enter into standard labor contracts with our employees. We may also enter into indemnification agreements with our directors and executive officers. See “—C. Board Practices—Employment Agreements and Indemnification Agreements.”

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Compensation—Share Incentive Plan.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;

●	each director or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding ordinary shares; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

The percentage of beneficial ownership of our ordinary shares is based on 615,364,286 ordinary shares, consisting of 50,000,000 Class A ordinary shares and 565,364,286 Class B ordinary shares outstanding immediately as of March 31, 2025. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	% of Total Ordinary Shares on an As-converted	% of Aggregate Voting
Directors and Executive Officers(1) :	Shares	Shares	Basis (2)	Power(3)
Soon Huat Lim(4)	50,000,000	226,239,999	44.89	90.49
Poh Kiong Tan(5)	—	10,000,000	1.63	0.28
Haiyan Huang(6)	—	5,000,000	0.81	0.14
How Teck Lim	—	—	—	—
Noi Keng Koh	—	—	—	—
Chwee Koh Chua	—	—	—	—
All directors and executive officers as a group	50,000,000	241,239,999	47.33	90.91

Principal Shareholders:
Tri Wealth Ltd (7)	—	124,428,571	20.22	3.49
Trident Group Holdings Ltd (8)	—	101,811,428	16.54	2.86
Lee Soon Tai(9)	—	75,000,000	12.19	2.10
Trident Digital Tech Ltd (10)	50,000,000	—	8.13	84.14

Notes:

(1)	The address of our directors and executive officers is, Suntec Tower 3, 8 Temasek Boulevard Road, #24-03 Singapore, 038988.

(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2025, by the sum of (i) 50,000,000 Class A ordinary shares and 565,364,286 Class B ordinary shares issued and outstanding as of March 31, 2025, and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after March 31, 2025.

(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to 60 votes per share. Each holder of our Class B ordinary shares is entitled to one vote per share. Our Class A ordinary shares are convertible at any time by the holder into Class B ordinary shares on a one-for-one basis, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

(4)	Represents (i) 50,000,000 Class A ordinary shares held by Trident Digital Tech Ltd, a company limited by shares incorporated in British Virgin Islands which is wholly owned by Mr. Soon Huat Lim; (ii) 101,811,428 Class B ordinary shares held by Trident Group Holdings Ltd, a company limited by shares incorporated in British Virgin Islands which is wholly owned by Mr. Soon Huat Lim; and (iii) 124,428,571 Class B ordinary shares held by Tri Wealth Ltd, a company limited by shares incorporated in British Virgin Islands which is wholly owned by Mr. Soon Huat Lim. The registered address of Trident Digital Tech Ltd, Trident Group Holdings Ltd and Tri Wealth Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 10,000,000 Class B ordinary shares directly held by Mr. Poh Kiong Tan.

(6)	Represents 5,000,000 Class B ordinary shares held by Trident Verse Ltd, a British Virgin Islands company wholly owned by a trust established for the benefit of Ms. Haiyan Huang and her family, to which Ms. Haiyan Huang is also the settlor. The registered address of Trident Verse Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents 124,428,571 Class B ordinary shares held by Tri Wealth Ltd, a company limited by shares incorporated in British Virgin Islands and wholly owned by Mr. Soon Huat Lim. The registered address of Tri Wealth Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands..

(8)	Represents 101,811,428 Class B ordinary shares held by Trident Group Holdings Ltd, a company limited by shares incorporated in British Virgin Islands and wholly owned by Mr. Soon Huat Lim. The registered address of Trident Group Holdings Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(9)	Represents 75,000,000 Class B ordinary shares directly held by Mr. Soon Tai Lee.

(10)	Represents 50,000,000 Class A ordinary shares held by Trident Digital Tech Ltd, a company limited by shares incorporated in British Virgin Islands and wholly owned by Mr. Soon Huat Lim. The registered address of Trident Digital Tech Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

As of March 31, 2025, a total of 187,900,000 class B ordinary shares were held by one record holder in the United States in the form of ADSs, representing 30.53% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Financing from related parties

Trident Consultancy Pte. Ltd., a wholly-owned company of Mr. Lim, our founder, chairman of board of directors and chief executive officer, provided an interest-free loan in the amount of US$957,928 to us to support our operations. The loan was due on demand. The remaining balance of the loan was fully settled in March 2023.

Mr. Lim also provided short-term and long-term financings in the aggregate amount of US$4,103,867 for us to support our operation during the years ended December 31, 2024, 2023 and 2022. The financings were provided in the form of interest-free borrowings. The short-term borrowings did not have a fixed term and were repayable upon demand. The long-term borrowings will be due in March 2026 and June 2026. During the years ended December 31, 2024 and 2023, the Company made repayments to Mr. Lim for such financings for an aggregate amount of US$2,167,700 and US$939,578, respectively. During the year ended December 31, 2024, Mr. Lim also transferred an amount of US$246,819 to the Company as loan settlement. The remaining balance of the borrowings which are all long-term from Mr. Lim was US$1,213,612 as of December 31, 2024.

Mr. Poh Kiong Tan, our chief technology officer, provided financings in the aggregate amount of US$275,699 for us to support our operation during the years ended December 31, 2024, 2023 and 2022. The financings were provided in the form of interest-free borrowings. During the years ended December 31, 2024, 2023 and 2022, the Company made repayments to Mr. Poh Kiong Tan for such financings for an aggregate amount of US$44,900, US$56,056 and US$87,039, respectively. The remaining balance of the borrowings from Mr. Poh Kiong Tan was US$90,495 as of December 31, 2024, which will be due on June 30, 2026.

Services provided by related parties

Cong Ty Tnhh Trident Digital Tech, a wholly-owned company of Mr. Poh Kiong Tan, provided research and development services and maintenance services to the Company in 2024 with fees at an aggregate amount of US$166,545. The remaining balance of the service fees due to Cong Ty Tnhh Trident Digital Tech was US$41,118 as of December 31, 2024.

Private Placements

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the course of our business. We are currently not a party to any other legal or administrative proceedings and are not aware of any other pending or threatened legal or administrative proceedings against us in any material respects.

Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our Singapore subsidiary for our cash requirements, including any payment of dividends to our shareholders. There are no foreign exchange restrictions under Singapore law which would affect the payment or remittance of dividends by our Singapore subsidiary to us.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under the Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

If we pay any dividends on our ordinary shares, we will pay those dividends that are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.”

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs have been listed on the Nasdaq Capital Market since September 11, 2024. Our ADSs trade under the symbol “TDTH.”

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9. The Offer and Listing—A. Offering and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated as an exempted company with limited liability in the Cayman Islands on June 12, 2023. Our affairs are currently governed by our Memorandum and Articles of Association and the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised), which we refer to as the “Companies Act” in this section, and the common law of the Cayman Islands.

As of the date of the annual report, our authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each, comprising (i) 1,000,000,000 Class A ordinary shares with a par value of US$0.00001 each, (ii) 3,000,000,000 Class B ordinary shares with a par value of US$0.00001 each, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with our Memorandum and Articles of Association. As of the date of the annual report, (i) 50,000,000 Class A ordinary shares, and (ii) 565,364,286 Class B ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 3.2 to our Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As set forth in article 3 of our Memorandum and Articles of Association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Class A ordinary shares may be converted into the same number of Class B ordinary shares by the holders thereof at any time, while Class B ordinary shares cannot be converted into Class A ordinary shares under any circumstances. Any number of Class A ordinary shares held by a holder thereof will be automatically and immediately converted into the same number of Class B ordinary shares upon the occurrence of any of the following: (a) any direct or indirect sale, transfer, assignment or disposition of such number of Class A ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class A ordinary shares through voting proxy or otherwise to any person that is neither an affiliate of such holder nor another holder of Class A ordinary shares or an affiliate of such another holder; or (b) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class A ordinary shares that is an entity to any person that is neither an affiliate of such holder nor another holder of Class A ordinary shares or an affiliate of such holder.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors.

Subject to the Companies Act, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit.

Any dividend interest or other sum payable in cash to the holder of shares may be paid in any manner determined by the directors. If paid by check or warrant it will be sent by mail addressed to the holder at his address in our register of members, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the board of directors and, if so forfeited, shall reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to 60 votes for each Class A ordinary share and one vote for each Class B ordinary share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or instalments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

Transfer of Ordinary Shares. Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of share;

●	the instrument of transfer is properly stamped (in circumstances where stamping is required);

●	in the case of a transfer to joint holders, the number of joint holders to whom the shares is to be transferred does not exceed four; and

●	fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

Liquidation. Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the share capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or in kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also, with the like sanction, vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any assets upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to our Memorandum and Articles of Association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We are empowered by the Companies Act and our Memorandum and Articles of Association to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Companies Act, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by Nasdaq, the SEC, or by any other recognized stock exchange on which our securities are listed.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our Memorandum and Articles of Association, our register of mortgage and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of the articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Register of Members

In accordance with Section 48 of the Companies Act, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors maintain one register of members, at the offices of Maples Fund Services (Cayman) Limited at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands. We perform the procedures necessary to register the shares in the register of members as required in “PART III — Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Act, to ensure that the entries on the register of members are made without any delay.

The depositary is included in our register of members as the only holder of the ordinary shares underlying our ADSs. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Act. In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law.

The depositary has recourse against us under the terms of the deposit agreement, and also holds a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Act provides members.

In the event we fail to update our register of members, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

Differences in Corporate Law

 The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England.

In addition, the Companies Act of the Cayman Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of shareholders or class of shareholders, as the case may be; or (b) a majority in number representing 75% in value of creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

●	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the our company; and

●	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provides that every director (including for the purposes our Memorandum and Articles of Association any alternate director appointed pursuant to the provisions of our Memorandum and Articles of Association), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Memorandum and Articles of Association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow any one or more shareholders holding not less than one-third of all votes attaching to all issued and outstanding shares of our company at the date of deposit of the requisition to require an extraordinary general meeting, in which case our directors are obligated to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed by an ordinary resolution (except with regarding to the removal of the chairman of our board of directors, who may only be removed from office by special resolution) of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with the fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions entered into are bona fide in the best interests of our company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s issued and outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the issued and outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association which require our company to disclose shareholder ownership above any particular ownership threshold.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law.

E. Taxation

The following summary of the material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of the annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Singapore Taxation

The following summary is not intended to be or to be regarded as tax advice to any investors, and investors should consult their own professional tax advisors regarding Singapore tax matters.

Corporate Income Tax

A company is regarded as a tax resident in Singapore if the control and management of its business is exercised in Singapore. “Control and management” is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of a company’s board of directors’ meetings where strategic decisions are made determines where the control and management of that company is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

(a)	income accruing in or derived from Singapore; or

(b)	income derived from outside Singapore (i.e. foreign-sourced income) which is received or deemed received in Singapore, unless otherwise exempted.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)	remitted to, transmitted or brought into Singapore;

(b)	used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or

(c)	used to purchase any movable property brought into Singapore.

Foreign-sourced income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident company are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(b)	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and

(c)	the Comptroller of Income Tax (the “Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

The prevailing corporate income tax rate in Singapore is 17.0% with the first S$200,000 of chargeable income of a company being partially exempt from tax as follows:

(a)	75.0% of the first S$10,000 of chargeable income; and

(b)	50.0% of the next S$190,000 of chargeable income.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption for each of the company’s first three (3) years of assessment as follows:

(a)	75.0% of the first S$100,000 of chargeable income; and

(b)	50.0% of the next S$100,000 of chargeable income.

The remaining chargeable income (after the tax exemption scheme for new companies or the partial tax exemption scheme for companies) will be fully taxable at the prevailing corporate tax rate. For the year of assessment 2025, companies will receive a 50% corporate income tax rebate capped at S$40,000. Companies which employed at least one local employee in 2024 will receive a cash payout of at least S$2,000. The maximum total benefits of the corporate income tax rebate and the cash payout that a company may receive is capped at S$40,000.

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares of a Singapore-tax resident company by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise).

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to Section 10L of the Income Tax Act 1947 (“SITA”), and specified exceptions, Section 13W of the SITA, provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties, or property development (subject to certain exceptions), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Under Section 10L of the SITA, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the SITA under certain circumstances. The foreign-sourced disposal gains will be subject to tax if the entity does not have adequate economic substance in Singapore and the sale or disposal of the foreign asset occurs on or after January 1, 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in a single jurisdiction; or (b) any entity of the group has a place of business in more than one jurisdiction.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 — Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 — Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Shareholders who may be subject to the above-mentioned tax treatments should consult their accounting and tax advisers regarding Singapore income tax consequences of their acquisition and, holding and disposal of the shares.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a U.S. Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the IRS and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction.

This discussion applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of ADSs or ordinary shares should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement is true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, a pre-release of ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Such actions may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate U.S. Holders of ADSs, including individual U.S. Holders, and the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, among other things, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company, if as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the proceeds from the initial public offering, and projections as to the market price of our ADSs, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of the initial public offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Capital Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Capital Market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (File No. 333-274857), as amended, initially filed on October 4, 2023, to register our Class B ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (File No. 333- 275089), as amended, initially filed on October 19, 2023, to register the ADSs.

We are subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will transmit to the depositary annual and semi-annual reports prepared in accordance with the applicable requirements of the SEC, to the extent such notices, reports and communications are not available on our website or are not otherwise publicly available, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will provide copies thereof to all record holders of ADSs.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest rate risk

We are exposed to interest rate risk while we have bank loans. Although interest rates for our loans are about fixed for the terms of the loans, the interest rates are subject to change upon renewal.

Foreign currency translation and transaction

Two of our operating entities’ functional currency are SGD. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among SGD and USD. If the SGD depreciates against the USD, the value of our SGD revenues, earnings, and assets as expressed in our USD financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk. Currently, these risks are not material to our financial condition or results of operations. As we expand internationally, our exposure to foreign currency translation and transaction risks may become more significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following under the terms of the deposit agreement:

Service		Fees
(1)	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)	Up to U.S.$5.00 per 100 ADSs issued
(2)	Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S.$5.00 per 100 ADSs canceled
(3)	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$5.00 per 100 ADSs held
(4)	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADSs held
(5)	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$5.00 per 100 ADSs held
(6)	ADS Services	Up to U.S.$5.00 per 100 ADSs held on the applicable record date(s) established by the depositary
(7)	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) transferred
(8)	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) transferred

As an ADS holder, you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2024, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023, in relation to our initial public offering of 1,800,000 ADSs representing 14,400,000 Class B ordinary shares, at an initial offering price of US$ 5.00 per ADS. WallachBeth Capital LLC was the representative of the underwriters for our initial public offering.

Our registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023, became effective on September 9, 2024. From the period from the date that such Form F-1 was declared effective by the SEC, to December 31, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$3.42 million, which included approximately US$630,000 in underwriting discounts and commissions for the initial public offering, accountable expenses of US$250,000 and a non-accountable expense allowance of US$90,000, and approximately US$2.45 million in other costs and expenses for our initial public offering. As a result of our initial public offering, we raised an aggregate of approximately US$5.6 million in net proceeds, after deducting related costs and expenses.

From the period from September 9, 2024, the date that our registration statement Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023, was declared effective by the SEC, to December 31, 2024, we have used all net proceeds from our IPO in the manners set forth in our IPO prospectus, including for research and development, investment in the Singapore market, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this annual report on Form 20-F, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to our material weaknesses in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to the initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2023 and 2024, we and our independent registered public accounting firm identified material weaknesses as of December 31, 2023 and 2024.As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relates to i) lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; ; ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements; and iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weaknesses as of December 31, 2023 and 2024, we plan to adopt certain measures to improve our internal control over financial reporting, including In response to the material weaknesses identified prior to the initial public offering, we are in the process of implementing a number of measures to address the material weaknesses identified, including but not limited to:

●	develop and implement a comprehensive set of processes and internal controls to timely and appropriately;

●	identify transactions that may be subject to complex U.S. GAAP accounting treatment;

●	analyze the transactions in accordance with the relevant U.S. GAAP;

●	review the accounting technical analysis;

●	hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis; and

●	establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements.

●	strengthening the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs —We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS Act as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three members and is chaired by Mr. How Teck Lim. Each of How Teck Lim, Noi Keng Koh and Chwee Koh Chua satisfies the “independence” requirements of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. How Teck Lim qualifies as an “audit committee financial expert.”

ITEM 16.B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at https://tridentity.me.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2024. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2023		2024
Audit fees (1)	US$	608,220	US$	286,391
Tax fees (2)		-		-

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Marcum Asia CPAs LLP, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the corporate governance listing standards in the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards in the Nasdaq Stock Market Rules. Currently, we have relied on and intend to continue to rely on some of our home country exemptions for corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards in the Nasdaq Stock Market Rules. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

We have adopted a written Insider Trading Policy governing the purchase, sale, and other dispositions of the our securities by our directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Cayman Islands, and the Nasdaq Stock Market Rules. A copy of the Company’s Insider Trading Policy is attached as an exhibit to this annual report.

ITEM 16.K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy, governance and reporting of cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity management framework to address both internal and external threats. This framework encompasses daily monitoring, incident response and regular review, and spans multiple security domains, including networks, hosts, and application layers. In day-to-day monitoring, we deploy a variety of technical solutions to collect real-time threat information in order to prevent and detect risks and vulnerabilities in cybersecurity. We currently utilize third-party operated tools to detect and control cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors plays an active role in monitoring cybersecurity risks, including in connection with data protection, and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. In addition to regular reports from each of the board’s committees, the board receives regular reports from our management, including our chief technology officer, on material cybersecurity risks and the degree of our exposure to those risks, from cyber-attacks to infrastructure vulnerabilities, including the risk of data breach. While the board oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Trident Digital Tech Holdings Ltd and its subsidiaries are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class B ordinary shares (incorporated herein by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023)

2.4*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	2023 Equity Incentive Plan, as amended and restated (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K, filed with the SEC on December 4, 2024)

4.4	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023)

4.5	Form of Employment Agreement, between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023)

8.1	Principal Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023)

11.2*	Insider Trading Policy of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 99.3 to the registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023)

97.1	Executive Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 99.10 to the Registrant’s registration statement on Form F-1/A (File No. 333- 274857), filed with the SEC on April 19, 2024)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trident Digital Tech Holdings Ltd

By:	/s/ Soon Huat Lim
Name:	Soon Huat Lim
Title:	Chairman and Chief Executive Officer

Date: April 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Trident Digital Tech Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Trident Digital Tech Holdings Ltd (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, NY
April 28, 2025

TRIDENT DIGITAL TECH HOLDINGS LTD
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2023
Assets
Current assets:
Cash	$194,113	$1,808,603
Accounts receivable, net	80,587	2,198
Contract cost assets	138,740	341,808
Deferred offering costs	-	1,046,187
Amounts due from related parties	-	337,920
Prepaid expenses and other current assets	1,246,256	451,217
Total current assets	1,659,696	3,987,933

Non-current assets:
Property and equipment, net	139,717	202,777
Operating lease right-of-use assets	991,796	1,639,233
Other non-current assets	243,040	-
Total non-current assets	1,374,553	1,842,010

TOTAL ASSETS	$3,034,249	$5,829,943

Liabilities
Current liabilities:
Current portion of long-term borrowings	$59,887	$68,987
Accounts payable	322,027	202,289
Deferred revenue	409,654	572,186
Amounts due to related parties	-	4,820
Accrued expenses and other liabilities	191,098	733,189
Operating lease liabilities, current	363,297	430,554
Total current liabilities	1,345,963	2,012,025

Non-current liabilities:
Amounts due to related parties, non-current	1,345,225	-
Long-term borrowings	95,624	176,589
Operating lease liabilities, non-current	628,499	1,208,679
Total non-current liabilities	2,069,348	1,385,268

TOTAL LIABILITIES	3,415,311	3,397,293

COMMITMENTS AND CONTINGENCIES

Shareholders’ (deficit)/ equity
Class A Ordinary Shares (par value $0.00001 per share; 1,000,000,000 Class A ordinary shares authorized, 50,000,000 and 50,000,000 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively)*	500	500
Class B Ordinary Shares (par value $0.00001 per share; 4,000,000,000 Class B ordinary shares authorized, 466,364,286 and 451,964,286 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively)*	4,664	4,520
Additional paid-in capital	14,003,653	8,426,684
Accumulated deficit	(14,306,387)	(6,183,545)
Accumulated other comprehensive (loss)/income	(83,492)	184,491
Total shareholders’ (deficit)/ equity	(381,062)	2,432,650
TOTAL LIABILITIES AND EQUITY	$3,034,249	$5,829,943

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2024	2023	2022
Net revenue	$465,435	$1,483,109	$1,262,899
Cost of revenue	(464,265)	(1,216,916)	(1,000,689)
Gross profit	1,170	266,193	262,210

Operating expenses:
Selling and marketing expenses	(853,980)	(555,280)	(241,344)
General and administrative expenses	(6,452,268)	(3,888,501)	(989,774)
Research and development expenses	(763,093)	(586,419)	(287,578)
Total operating expenses	(8,069,341)	(5,030,200)	(1,518,696)

Other (expenses)/income, net:
Financial expenses, net	(43,922)	(46,619)	(4,786)
Other income	40,681	36,539	136,576
Total other (expenses)/income, net	(3,241)	(10,080)	131,790

Loss before income tax expense	(8,071,412)	(4,774,087)	(1,124,696)
Income tax expenses	(51,430)	-	(4,793)
Net loss	(8,122,842)	(4,774,087)	(1,129,489)

Other comprehensive (loss)/ income:
Foreign currency translation adjustment	(267,983)	222,279	(37,482)
Total comprehensive loss	$(8,390,825)	(4,551,808)	$(1,166,971)

Weighted average number of Ordinary Shares – basic and diluted*	506,292,155	454,940,744	410,205,000

Basic and diluted loss per ordinary share	(0.02)	(0.01)	(0.00)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Accumulated earnings/	Accumulated other comprehensive	Total Shareholders’ equity/
	Shares*	Amount	Shares*	Amount	receivable	capital	(deficit)	(loss)/income	(deficit)
Balance as of December 31, 2021	50,000,000	$500	360,205,000	$3,602	$(4,102)	$76	$35,349	$(306)	$35,119
Net loss	-	-	-	-	-	-	(1,129,489)	-	(1,129,489)
Contribution from shareholders	-	-	-	-	4,102	32,164	-	-	36,266
Dividend distribution	-	-	-	-	-	-	(229,201)	-	(229,201)
Foreign currency translation adjustments					-	-	-	(37,482)	(37,482)
Balance as of December 31, 2022	50,000,000	$500	360,205,000	$3,602	$-	$32,240	$(1,323,341)	$(37,788)	$(1,324,787)
Net loss	-	-	-	-	-	-	(4,774,087)	-	(4,774,087)
Contribution from shareholders	-	-	91,759,286	918	-	8,394,444	-	-	8,395,362
Dividend distribution	-	-	-	-	-	-	(86,117)	-	(86,117)
Foreign currency translation adjustments	-	-	-	-	-	-	-	222,279	222,279
Balance as of December 31, 2023	50,000,000	$500	451,964,286	$4,520	$-	$8,426,684	$(6,183,545)	$184,491	$2,432,650
Net loss	-	-	-	-	-	-	(8,122,842)	-	(8,122,842)
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	-	-	14,400,000	144	-	8,999,856	-	-	9,000,000
Deferred offering costs	-	-	-	-	-	(3,422,887)	-	-	(3,422,887)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(267,983)	(267,983)
Balance as of December 31, 2024	50,000,000	$500	466,364,286	$4,664	$-	$14,003,653	$(14,306,387)	$(83,492)	$(381,062)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,122,842)	$(4,774,087)	$(1,129,489)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	59,875	47,057	16,867
Amortization of right-of-use asset	382,401	366,852	101,099
Allowance for expected credit loss	78,121	7,172	-
Changes in assets and liabilities:
Accounts receivable	(81,355)	38,177	71,232
Contract cost assets	203,068	(73,299)	(268,509)
Amounts due from related parties	91,101	(92,295)	-
Prepaid expenses and other current assets	(868,235)	(309,366)	(111,981)
Other non-current assets	(243,040)	-	-
Accounts payable	119,738	(15,936)	166,358
Deferred revenue	(162,532)	(81,877)	461,128
Income tax payable	-	-	(28,108)
Amounts due to related parties	(42,094)	(144)	(10,399)
Operating lease liabilities	(382,401)	(340,756)	(127,196)
Accrued expenses and other current liabilities	(542,092)	286,404	249,052
Net cash used in operating activities	(9,510,287)	(4,942,098)	(609,946)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,521)	(139,757)	(73,885)
Net cash used in investing activities	(2,521)	(139,757)	(73,885)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution and subscription fees advance from shareholders	-	8,242,988	524,560
Payment of financing costs	-	(204,638)	-
Deferred offering costs	(2,432,999)	(903,132)	-
Dividend distribution	-	(74,471)	(229,201)
Proceeds from long-term bank loans	-	-	652,789
Repayments of long-term bank loans	(83,461)	(391,520)	(79,067)
Loans from related parties	3,541,067	1,047,894	748,533
Repayment of loans from related parties	(2,212,600)	(1,814,818)	(239,357)
Settlement of loan to related parties	246,819	-	-
Proceeds from IPO	9,000,000	-	-
Net cash provided by financing activities	8,058,826	5,902,303	1,378,257

Effect of exchange rate changes	(160,508)	42,890	(22,754)

Net (decrease)/increase in cash	(1,614,490)	863,338	671,672
Cash, at beginning of year	1,808,603	945,265	273,593
Cash, at end of year	$194,113	$1,808,603	$945,265

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$-	$34,116	$48,978
Interest paid	$9,691	$23,196	$17,813

Supplemental DISCLOSURE OF NON-CASH ACTIVITIES:
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$152,872	$-	$-
Deferred offering cost recognized to additional paid-in capital	$3,423,032	$-	$-
Obtaining right-of-use assets in exchange for operating lease liabilities	$-	$494,642	$1,561,203
Contribution from shareholder (Note 12)	$-	$-	$(36,266)

The accompanying notes are an integral part of these consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Trident Digital Tech Holdings Ltd (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the provision of business consulting service and IT customization solutions in the Republic of Singapore (the “Singapore”).

The Company was incorporated under the law of Cayman Islands as an exempted company with limited liability on June 12, 2023.

Quality Zone Technologies Pte. Ltd. (“QZT”), was incorporated on December 3, 2014 in Singapore. It is engaged in providing branding & marketing consulting service, IT customization development service and CRM product sale.

Trident Digital Tech Pte. Ltd. (“Trident”) was incorporated on May 10, 2022 in Singapore. It is mainly engaged in e-commerce service.

Initial Public Offering

On September 11, 2024, the Group closed the initial public offering of 1,800,000 American Depositary Shares (“ADSs”) at a price to the public of US$5.00 per ADS, representing 14,400,000 Class B ordinary shares for a total offering size of US$9.0 million. The net proceeds raised from the initial public offering were approximately US$5.6 million. Trident’s ADSs began trading on the Nasdaq Capital Market on September 10, 2024, under the symbol “TDTH.”

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization (the “Reorganization”), which involved in following steps:

On July 3, 2023, the Company acquired 100% of the equity interests in QZT from its original shareholder;

On July 4, 2023, QZT acquired 100% of the equity interests in Trident from its original shareholder;

Effective on July 4, 2023, the Company became the ultimate holding company of QZT and Trident, which were all controlled by the same shareholder before and after the Reorganization.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, the allowance for receivable, the recoverability of long-lived assets and accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Cash

Cash consist of cash in bank and cash on hand. The Group’s demand deposits are held at financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal and use.

(d)	Credit losses

On January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Group’s financial statements.

The Group’s accounts receivable, amounts due from related parties, and deposits, other receivables which are included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect from the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Accounts receivable, net

Accounts receivable, net is stated at the original amount less an allowance for doubtful receivable. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. Allowance for doubtful receivables were $10,265 and $7,299 as of December 31,2024 and 2023, respectively.

(f)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Vehicle	5 years
Office and electric equipment	3 years
Leasehold improvement	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of loss.

(g)	Deferred offering costs

Deferred offering costs consist of legal, consulting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital, net against the gross proceeds, upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Operating leases

The Group adopted ASC 842 on January 1, 2021.

The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2024 and 2023. Lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments.

Some of the Group’s lease agreements contained renewal options; however, the Group did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Group was reasonably certain of renewing the lease at inception or when a triggering event occurred. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

The Group leases offices space under non-cancellable operating leases. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

As of December 31, 2024 and 2023, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

No impairment of long-lived assets was recognized for the years ended December 31, 2024, 2023 and 2022.

(j)	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, amounts due from related parties, other receivables, accounts payable, borrowings, amounts due to related parties, other payables. The carrying amounts of the Group’s financial instruments, including cash, accounts receivable, amounts due from related parties, other receivables, accounts payable, borrowings, amounts due to related parties, other payables, approximate their fair values because of their short-term nature.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Revenue recognition

The Group recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of ASC606 allows the Group to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Group applies five-step model to recognize revenue from customer contracts. The five-step model requires the Group to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies the performance obligation.

The Group derives its revenues principally from providing business consulting service and IT customization service.

Revenue recognition policies for each type of revenue stream are as follows:

Business consulting

The Group provides a wide range of business consulting services to customers of various industries, from business strategy advisory, to design of business workflows and processes, brand and reputation, as well as digital marketing in achieving organization objectives such as enhancing cost efficiency, productivity and customer experience etc.

The Group provides a series of business consulting services which is interrelated as one promise to support the customers to achieve brand strategy and marketing strategy development. No variable consideration, significant financing component, or non-cash payment is identified in the arrangements for transaction price with the customers. The revenue is recognized at a point in time when the legal title and control of the service has been transferred, being when the project solution is delivered, and accepted by the customer, there is no unfulfilled obligation that could affect the customers’ acceptance of the products and services, and it is highly probable that a significant reversal will not occur. There is no significant returns, refund and other similar obligations during each reporting period.

IT customization

The Group offers IT customization services in providing customer comprising tailored made IT solutions or the packaged software solutions in meeting the customer’s objectives. It covers end-to-end solutions including IT consultancy, design of the system architecture, planning and design of the solution, implementation, quality assurance as well as maintenance support services.

IT consulting

The Group provides a series of IT consulting service which is interrelated as one promise to develop customized software solutions.

The contract payment is made by the customers as agreed in the contract, and no variable consideration, significant financing component, or non-cash payment is identified in the arrangements for transaction price with the customers. The revenue is recognized at a point in time when the customized software solution is successfully completed, delivered and accepted by customers. There is no significant returns, refund and other similar obligations during each reporting period.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Revenue recognition (continued)

Management software

The Group offers a range of management software solutions to customers via an annual subscription-based model, support services are generally included in the subscription. The Group also provides initial setup and training services to customers before their software subscription. The Group has identified that the nature of one overall promise to customers as the provision of a software solution comprising the one-year subscription of software in a cloud-based infrastructure hosted by the Group, well set-up and implemented with a session of training, which is needed to allow the customer to access the software functionality, and has accounted for the promise as one combined performance obligation.

The customer simultaneously received and consumed the benefits provided by the Group during the contract period. Thus, revenue from management software is recognized over time on a ratable basis over one year, starting from the date that the software is made available to the customers.

The contract payment is made by the customers in advance, and not subject to any variable consideration, refund, cancellation or termination provision. No significant financing component, noncash payment identified in the arrangements with customers.

Others

The Group also generates revenue from selling event tickets on behalf of merchants in its own platform. The Group identifies one performance obligation in this business, which is to transfer control of an event ticket on behalf of merchants to a ticker buyer once an order has been confirmed. Payment from the ticket buyers is typically due upon order confirmation or delivery of the tickets.

The Group acts as an agent and recognizes revenue on a net basis at a point in time when the delivery of the ticket is in place, as the Group is not responsible for transferring the ticket service to the customer, and the Group does not bear any inventory risk.

Disaggregation of revenues

The following tables illustrates the disaggregation of revenue by revenue stream for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
Business consulting service	$112,250	$321,716	$629,434
IT customization	337,438	1,155,229	633,465
(i) IT consulting	52,308	571,592	522,013
(ii) Management software	285,130	583,637	111,452
Others	15,747	6,164	-
Total revenues	$465,435	$1,483,109	$1,262,899

The following tables illustrates the disaggregation of revenue by timing of revenue recognition for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
Point in time	$180,305	$899,472	$1,151,447
Over time	285,130	583,637	111,452
Total revenues	$465,435	$1,483,109	$1,262,899

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Revenue recognition (continued)

Contract balances

When the Group begins to deliver the products or services pursuant to the performance obligations in the contract, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

The contract assets consist of accounts receivable and contract costs. Accounts receivable represent revenue recognized for the amounts invoiced when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract costs are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. The Group recognized incremental commission costs of obtaining management software contracts with customers and incurred costs to fulfill service contract before service is provided to a customer as contract asset and amortized to cost in a pattern that matches the timing of the revenue recognition of the related contract. The Group’s contract assets were $138,740 and $341,808 as of December 31, 2024 and 2023, respectively. The cost recognized for the years end December 31, 2024, 2023 and 2022 that was included in the contract asset balance at the beginning of the period were $310,271 and $268,509 and nil, respectively.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all the Group’s revenue recognition criteria are met. Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. The Group’s deferred revenue was $409,654 and $572,186 as of December 31, 2024 and 2023, respectively. The revenue recognized for the years end December 31, 2024, 2023 and 2022 that was included in the contract liability balance at the beginning of the period were $331,204, $547,737 and $173,852, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved.

Other than accounts receivable and deferred revenue, the Group had no other material contract assets or contract liabilities recorded on its consolidated balance sheets as of December 31, 2024 and 2023.

(l)	Costs of revenue

Cost of revenue mainly comprised of direct labor costs, service fee paid to service suppliers, commission cost and generic cost.

(m)	Selling and marketing expenses

Selling and marketing expenses mainly comprised of payroll expenses, marketing and advertising expenses and other expenses.

(n)	General and administrative expenses

General and administrative expenses mainly comprised of payroll expenses, professional service expenses, rent and utilities expenses, travelling expenses, IPO bonus and other expenses related to general corporate functions.

(o)	Research and development expenses

Research and development expenses mainly comprised of system development expenses, payroll expenses, technical support and maintenance expenses and rent expenses.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of December 31, 2024, 2023 and 2022. Thus, management decided to record all of the valuation allowance. Valuation allowance amounted to $2,297,022 and $929,574 as of December 31, 2024 and 2023, respectively. While the Group consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022, respectively. The Group will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q)	Goods and services taxes

The products and services sold in the Singapore are subject to a goods and services tax (“GST”). The products and services sold to the customers outside of Singapore are not subject to a GST. GST taxes are presented as a reduction of revenue. The GST are based on gross sales price. GST rate in Singapore is generally 9%, 8% and 7% for the years ended December 31,2024, 2023 and 2022, respectively. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

(r)	Employee benefits

The full-time employees of the Group are entitled to the government mandated defined contribution plan. The Group is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $300,041, $134,063 and $78,445 for the years ended December 31, 2024, 2023 and 2022, respectively.

(s)	Foreign currency transactions and translations

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive loss.

The reporting currency of the Group is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Group’s subsidiaries in Singapore conduct their businesses and maintain its books and record in the local currency, Singapore Dollars (“SGD”), as their functional currency.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of shareholders’ equity (deficit). Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of December 31,
	2024	2023	2022
Balance sheet items, except for equity accounts	1.3662	1.3193	1.3404

	For the Years Ended December 31,
	2024	2023	2022
Items in the statements of operations and comprehensive loss, and statements of cash flows	1.3363	1.3428	1.3787

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)	Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in SGD to USD is reported in other comprehensive loss in the consolidated statements of operations and comprehensive loss.

(u)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net loss are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the fiscal years ended December 31, 2024, 2023 and 2022.

(v)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective beginning on this annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to the financial position or results of operations, as the requirements impact only segment reporting disclosures in the notes to financial statements.

The Group’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment as defined by ASC 280. The single reportable segment contains revenues derived from business consulting service, IT customization and selling event tickets. Although the Group derives revenue mainly from these three kinds of services, services provided are essentially similar using the aggregation criteria in ASC 280-10-50-11, therefore, they are reported in a single reportable segment.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As all of the Group’s revenues were generated from customers in SG and all of the Group’s long-lived assets are located in the SG, no geographical segments are presented. The CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net loss. There is no reconciling items or adjustments between segment loss and net loss as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(x)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

3.	LIQUIDITY AND GOING CONCERN

In accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40)”, the Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Group incurred net loss of $8,122,842, $4,774,087 and $1,129,489 for the years ended December 31, 2024, 2023 and 2022, respectively. Net cash used in operating activities were $9,510,287, $4,942,098 and $609,946 for the years ended December 31, 2024, 2023 and 2022, respectively. Accumulated deficit were $14,306,387 and $6,183,545 as of December 31, 2024 and 2023, respectively. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

The Group has funded its operations from both operational sources of cash and equity and debt financing. The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2024, the Group had cash of $194,113 and positive working capital of $313,733. The Group intends to pursue private financing of debt or equity. If the Group is unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

Considering the current financial factors raise doubt about the Group’s ability to continue as a going concern, management has made mitigation plan to alleviate liquidity pressure, including:

i)	On April 17, 2025, Mr. Soon Huat Lim, the ultimate controller of the Group, provided a financial support letter to the Group, pursuant to which up to SGD 8.0 million cash can be further provided to meet the Group’s other liabilities and commitments as they become due for at least twelve months from the issuance of this letter, to support the Group’s normal operation. If needed, Mr. Soon Huat Lim will sell or pledge the direct and indirect shares on the Company to provide such financial support when necessary.
ii)	The Group would make continuous efforts to improve operating efficiency, standardize operations to reduce discretionary spending, enhance cost controls, and create synergy of allocated resources.
iii)	The Group is pursuing private financing of debt or equity and developing new business in 2025, which the Group believes will generate sufficient profit and cash to support the Group’s operation. The Group believes the private financing and the new business may help to alleviate liquidity pressure.

The Group believes the financial support from the ultimate controller of the Group, private financing and the new business may help to alleviate liquidity pressure.

Accordingly, the accompanying consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the consolidated financial statements. The consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2023
Accounts receivable	$90,852	$9,497
Allowance for expected credit loss	(10,265)	(7,299)
Accounts receivable, net	$80,587	$2,198

The Group recorded $3,288, $7,172 and nil bad debt expense for the years ended December 31, 2024, 2023 and 2022.

The movement of the allowance for expected credit loss is as follows:

	For the years ended December 31,
	2024	2023	2022
Balance as of the beginning of the year	$(7,299)	$-	$-
Addition	(3,288)	(7,172)	-
Exchange difference	322	(127)	-
Balance as of the end of the year	$(10,265)	$(7,299)	$-

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2023
Prepayments to suppliers	$1,168,922	$167,100
Tax prepayment	72,886	113,339
Deposits	72,716	84,423
Other receivables	4,928	86,355
Subtotal	1,319,452	451,217
Allowance for doubtful accounts	(73,196)	-
Total prepaid expenses and other current assets	$1,246,256	$451,217

The Group recorded $74,833, nil and nil bad debt expense for the years ended December 31, 2024, 2023 and 2022.

The movement of the allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2024	2023	2022
Balance as of the beginning of the year	$-	$-	$-
Addition	(74,833)	-	-
Exchange difference	1,637	-	-
Balance as of the end of the year	$(73,196)	$-	$-

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2024	2023
Vehicle	$21,673	$22,444
Office and electric equipment	124,526	126,399
Leasehold improvement	120,629	124,917
Subtotal	266,828	273,760
Less: accumulated depreciation and amortization	127,111	70,983
Property and equipment, net	$139,717	$202,777

Depreciation and amortization expense were $59,875, $47,057 and $16,867 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Group did not record any impairment charge for the years ended December 31, 2024, 2023 and 2022.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2023
Payroll payable	$101,018	$268,159
Other payables (1)	90,080	465,030
Total accrued expenses and other current liabilities	$191,098	$733,189

(1)	The balance mainly consisted of reimbursement payables to employees and service fee payables to third party suppliers.

8.	LEASES

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	For the years ended December 31,
	2024	2023
Operating leases cost	$436,658	$443,186
Short-term lease cost	-	448
Total	$436,658	$443,634

Supplemental cash flows information related to leases was as follows:

	For the years ended December 31,
	2024	2023	2022
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$382,401	$340,756	$127,196
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$-	$494,642	$1,561,203
Remeasurement of the lease liabilities and right-of-use assets due to lease modification:	$152,872	$-	$-

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

8.	LEASES (cont.)

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

As of December 31, 2024, 2023 and 2022, the weighted average remaining lease term was 2.65 years, 3.59 years and 4.53 years and, respectively, and the weighted average discount rate was 3.6%, 4.6% and 5.0% for the Group’s operating leases, respectively.

The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2024:

For the year ending December 31,	Lease Payments
2025	392,859
2026	392,859
2027	255,318
Total lease payments	1,041,036
Less: imputed interest	49,240
Total	991,796
Less: current portion	363,297
Non-current portion	$628,499

9.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Trident Digital Tech Pte. Ltd. and Quality Zone Technologies Pte. Ltd. are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2024	2023	2022
Current income tax expense	$51,430	$-	$4,793
Deferred income tax expense	-	-	-
Total income tax expense	$51,430	$-	$4,793

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

9.	TAXATION (cont.)

A reconciliation between the Group’s actual provision for income taxes and the provision at the SG, mainland statutory rate is as follows:

	For the years ended December 31,
	2024	2023	2022
Loss before income taxes	$(8,071,412)	$(4,774,087)	$(1,124,696)
Income tax expenses computed at statutory EIT rate	(1,372,140)	(811,595)	(191,198)
Reconciling items:
Non-deductible expenses	95,988	135,945	309
Under provision in respect of prior years- Deferred tax	(103,083)	-	-
Change in valuation allowance	1,430,665	675,650	201,092
Effect of Singapore tax rebate	-	-	(5,410)
Income tax expenses	$51,430	$-	$4,793
Effective tax rates	-0.6%	0.0%	-0.4%

As of December 31, 2024 and 2023, the significant components of the deferred tax assets are summarized below:

	As of December 31,
	2024	2023
Deferred tax assets:
Net operating loss carried forward	$2,145,813	$912,242
Lease liabilities	168,605	278,670
Deferred revenue	50,590	97,272
Bad debt provision	14,188	1,241
Property and equipment	2,074	-
Other accruals	107,980	-
Deferred tax assets, gross	2,489,250	1,289,425
Valuation allowance	(2,297,022)	(929,574)
Deferred tax assets, net of valuation allowance	192,228	359,851

Deferred tax liabilities:
Right-of-use assets	(168,605)	(278,670)
Contract cost assets	(23,586)	(58,107)
Property and equipment	(37)	(23,074)
Deferred tax liabilities	(192,228)	(359,851)

Net deferred tax assets	$-	$-

The roll forward of valuation allowances of deferred tax assets were as follows:

	As of December 31,
	2024	2023	2022
Balance as of beginning of year	$929,574	$238,081	$30,974
Additions of valuation allowance	1,430,665	675,650	201,092
Foreign currency translation adjustments	(63,217)	15,843	6,015
Balance as of end of year	$2,297,022	$929,574	$238,081

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

9.	TAXATION (cont.)

As of December 31, 2024, the Company has net operating loss carried forward of $12,622,429. This net operating loss can be carried forward indefinitely.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur interest and penalties tax for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, the tax years ended December 31, 2019 to 2024 for the Group’s Singapore subsidiaries remain open for statutory examination by any applicable tax authorities.

10.  BORROWINGS

As of December 31, 2024 and 2023, summary of the borrowings is as following:

					As of December 31,
					2024		2023
Bank and other financial institution	Annual interest rate	Start	Maturity	Principal	Long-term	Long-term (current portion)	Long-term	Long-term (current portion)
				USD	USD	USD	USD	USD
Maybank Singapore Limited	5.00%	July 2022	July 2027	292,783	95,624	59,887	161,038	58,998
OCBC Bank	2.50%	March 2021	March 2026	21,959	-	-	5,564	4,640
OCBC Bank	4.25%	September 2021	September 2026	25,619	-	-	9,987	5,349
				340,361	95,624	59,887	176,589	68,987

Interest expenses were $9,691, $23,196 and $17,813 for the years ended December 31, 2024, 2023 and 2022, respectively. The borrowings above are guaranteed by the Group’s shareholder, Poh Kiong Tan.

Debt Maturities

The contractual maturities of the Group’s borrowings as of December 31, 2024 were as follows:

Amount
USD
Within 1 year	59,887
1 – 2 years	62,951
2 – 3 years	32,673
Total	155,511

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

11.  RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Soon Huat Lim	Founder, Chairman of Board of Directors, Chief Executive Officer
b	Poh Kiong Tan	Chief Technology Officer and Director
c	Trident Consultancy Pte. Ltd.	100% equity interests owned by Soon Huat Lim
d	Trident Foodtech Pte. Ltd.	100% equity interests owned by Soon Huat Lim
e	Apollo Entertainment Media Pte. Ltd.	30% equity interests owned by Soon Huat Lim
f	Cong Ty Tnhh Trident Digital Tech	100% equity interests owned by Poh Kiong Tan

Amounts due from related parties

	As of December 31,
	2024	2023
Soon Huat Lim (1)	$-	$250,000
Apollo Entertainment Media Pte. Ltd. (2)	-	87,920
Total	$-	$337,920

(1)	The balance represented the investment funds that this related party received on behalf of the Company during the pre-IPO financing. The Group received $250,000 due from Soon Huat Lim in March, 2024.

(2)	The balance represented service prepayments to this related party, offset by collections on behalf of this related party.

Amounts due to related parties, current

Amounts due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2023
Poh Kiong Tan (1)	$-	$4,820
Total	$-	$4,820

Amounts due to related parties, non-current

Amounts due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2023
Soon Huat Lim (2)	$1,213,612	$-
Poh Kiong Tan (3)	90,495	-
Cong Ty Tnhh Trident Digital Tech (4)	41,118	-
	$1,345,225	$-

(1)	The balance represented loan from this related party for the Group’s daily operation with no fixed term of repayment and interest.

(2)	The balance represented a) US$717,318 loan from this related party for the Group’s daily operation at nil interest rate and a maturity date of March 24, 2026; and b) US$496,294 loan from this related party for the Group’s daily operation at nil interest rate and a maturity date of June 30, 2026.

(3)	The balance represented loan from this related party for the Group’s daily operation at nil interest, and expense paid on behalf of the Group, with a maturity date of June 30, 2026.

(4)	The balance represented service payable to this related party, and the maturity date was June 30, 2026.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

11.  RELATED PARTY TRANSACTIONS (cont.)

Related parties transactions

	For the years ended December 31,
	2024	2023	2022
Nature:
Poh Kiong Tan
Loan from related parties	$132,604	$56,056	$87,039
Repayment of loan from related party	44,900	56,056	87,039
Expenses paid on behalf of the Group	56	1,456	26,897
Contribution from shareholder (1)	-	-	36,266

Soon Huat Lim
Loan from related party	$3,408,463	$693,953	$1,451
Repayment of loan from related party	2,167,700	939,578	-
Settlement of loan to related party	246,819	-	-
Deemed dividend (2)	-	74,471	229,201
Settlement of expenses paid on behalf of the Group	-	1,489	-

Trident Consultancy Pte. Ltd.
Loan from related party	$-	$297,885	$660,043
Repayment of loan from related party	-	819,184	152,318
Interest income from loan to related party	-	15,639	21,760

Apollo Entertainment Media Pte. Ltd.
Return of prepayment for purchase of tickets	$83,932	$-	$-
Consumption of tickets and hot chocolate	2,869	8,914	-
Prepayments to related party for tickets and hot chocolate	-	95,296	-

Trident Foodtech Pte. Ltd.
Rental expense paid to related party	$22,450	$31,278	$-

Cong Ty Tnhh Trident Digital Tech
Research and development services provided to the Company	$77,227	$-	$-
Maintenance services provided to the Company	89,318	-	-

(1)	For the year ended December 31, 2022, QZT received contribution from Poh Kiong Tan. The contribution was implemented to reduce the outstanding balance due to Poh Kiong Tan by $36,266.

(2)	For the years ended December 31, 2023 and 2022, QZT declared dividends to Soon Huat Lim.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

12.  ORDINARY SHARES

The Company was established as an exempted company under the laws of Cayman Islands on June 12, 2023. The authorized number of Ordinary Shares was 5,000,000,000 with par value of $0.00001 per share, of which, 1,000,000,000 are designated as Class A Ordinary Shares and 4,000,000,000 are designated as Class B Ordinary Shares. The Company issued 516,364,286 and 501,964,286 shares to the shareholders at par value $0.00001 per share, among which, 50,000,000 and 50,000,000 Class A ordinary shares, 466,364,286 and 451,964,286 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively. For the 410,205,000 shares issued before reorganization, the Company has retroactively restated those shares and per share data for all periods presented.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to sixty votes per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to one vote per one Class B Ordinary Share. Each Class A Ordinary Share shall be convertible into one fully paid and non-assessable Class B Ordinary Share at the option of the Class A Holder at any time upon written notice to the transfer agent of the Company. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares.

On October 31 and November 1, 2022, the Group and Soon Huat Lim entered into a series of share sale agreement and supplemental agreements with Soon Tai Lee, a third-party investor. Pursuant to the agreements, the Company issued 45,000,000 Class B Ordinary Shares of the Company to Soon Tai Lee in exchange of $3,000,000 cash consideration and Soon Huat Lim sold his 30,000,000 Class B Ordinary Shares of the Company to Soon Tai Lee in exchange of $2,000,000 cash consideration. The Group collected the consideration on January 26, 2023.

On May 4 and May 5, 2023, the Group and Soon Huat Lim entered into a series of share sale agreement and supplemental agreements with Yat Hong Lo, a third-party investor. Pursuant to the agreements, the Company issued 20,000,000 Class B Ordinary Shares of the Company to Yat Hong Lo in exchange of $4,000,000 cash consideration and Soon Huat Lim sold his 5,000,000 Class B Ordinary Shares of the Company to Yat Hong Lo in exchange of $1,000,000 cash consideration. The Group collected all the consideration on June 8, 2023.

On September 29, 2023, the Group entered into a share subscription agreement with Broad Fund Management Limited, a third-party investor. Pursuant to the agreement, the Company issued 892,857 Class B Ordinary Shares of the Company to Broad Fund Management Limited in exchange of $500,000 cash consideration. The Group collected all the consideration on October 6, 2023.

On September 29, 2023, the Group and Soon Huat Lim entered into a share subscription and purchase agreement with Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune, respectively, who are third-party investors. Pursuant to the agreement, the Company issued 446,429, 357,143 and 267,857 Class B Ordinary Shares to Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune in exchange of $250,000, $200,000 and $150,000 cash consideration, respectively; and Soon Huat Lim sold his 446,429, 357,143 and 267,857 Class B Ordinary Shares to Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune in exchange of $250,000, $200,000 and $150,000 cash consideration. The Group collected all the consideration before December 21, 2023.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

12.  ORDINARY SHARES (cont.)

After the above transactions, Soon Tai Lee, Yat Hong Lo, Choon How Liew, Broad Fund Management Limited, Vijai Dharamdas Parwani, and Wong Yee Fune became shareholders of the Group, and Soon Huat Lim still remain as ultimate controller of the Group.

On September 11, 2024, the Group completed its initial public offering of 1,800,000 American Depositary Shares (“ADSs”) at a price to the public of US$5.00 per ADS, representing 14,400,000 Class B ordinary share for a total offering size of US$9.0 million. The net proceeds raised from the initial public offering were approximately US$5.6 million.

As of December 31, 2024, 50,000,000 Class A ordinary shares had been issued and outstanding, and 466,364,286 Class B ordinary shares had been issued and outstanding.

13.  CONCENTRATION

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2024	2023	2022
Percentage of the Group’s total revenue
Customer A	24%	*	*
Customer B	11%	*	*
Customer C	*	20%	*
Customer D	*	10%	*
Total	35%	30%	-

*	Represent percentage less than 10%

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

13.  CONCENTRATION (cont.)

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2024	2023
Percentage of the Group’s accounts receivable
Customer E	100%	*
Customer F	*	100%
Total	100%	100%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchase.

	For the years ended December 31,
	2024	2023	2022
Percentage of the Group’s total purchase
Supplier A	78%	48%	21%
Supplier B	*	16%	*
Total	78%	64%	21%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable.

	As of December 31,
	2024	2023
Percentage of the Group’s accounts payable
Supplier A	30%	54%
Supplier C	20%	*
Supplier D	15%	*
Supplier E	14%	*
Supplier B	*	15%
Total	79%	69%

*	Represent percentage less than 10%

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

14.  COMMITMENTS AND CONTINGENCIES

Commitments

The current portion of bank loans outstanding as of December 31, 2024, 2023 and 2022 carried a weighted average interest rate of approximately 5.00%, 4.77% and 4.37% per annum, respectively.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these consolidated financial statements.

15.  SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, except for the events mentioned below, the Group did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.

On January 2, 2025, the Group entered into service agreements with Jipsy Trade Limited, Ong Sau Kang, Summer Explorer Investments Limited, Arc Development Group Company Limited and Wilson Chan for their general consulting and services provided to the Group. Pursuant to the service agreement, the Group was required to issue 13,200,000, 22,000,000, 23,100,000, 18,700,000 and 22,000,000 Class B ordinary shares, respectively. The fair value of the services was determined to be US$27.35 million based on the Group’s ADS market price on January 2, 2025.