Form 20-F
period 2025-12-31
Trident Digital Tech Holdings Ltd
filed 2026-04-28
CIK 1983550

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Soon Huat Lim, Chief Executive Officer

Telephone: +65 6513 6868

Email: william.lim@tridentity.me

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each representing two hundred and forty Class B ordinary shares*	TDTH	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Class B Ordinary shares, par value US$0.00001 per share**		The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	Our American depositary shares to Class B ordinary shares ratio is effective as of April 24, 2026.
**	Not for trading, but only in connection with the listing on The Nasdaq Stock Market LLC of the American depositary shares.

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

As of December 31, 2025, there were 50,000,000 Class A ordinary shares and 870,765,000 Class B ordinary shares issued and outstanding, par value of US$0.00001 per share.

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADRs” refer to our American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each of which represents two hundred and forty Class B ordinary shares;

●	“CAGR” refers to compound annual growth rate;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;

●	“Class C ordinary shares” refers to our Class C ordinary shares, par value US$0.00001 per share;

●	“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“IMDA” refers to Infocomm Media Development Authority, a statutory board under the Singapore Ministry of Communications and Information of the Republic of Singapore;

●	“Memorandum and Articles of Association” refers to our memorandum and articles of association, as amended and restated from time to time;

●	“ordinary shares” refers to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.00001 per share;

●	“S$” or “SGD” refers to the Singapore dollar, the legal currency of Singapore;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the United States Securities Act of 1933, as amended;

●	“Singapore” refers to the Republic of Singapore;

●	“SME” refers to small and medium enterprises;

●	“Southeast Asia” refers to the Brunei Darussalam, the Kingdom of Cambodia, the Republic of Indonesia, the Lao People’s Democratic Republic, the Federation of Malaysia, the Republic of the Union of Myanmar, the Republic of the Philippines, the Republic of Singapore, the Kingdom of Thailand, the Democratic Republic of Timor-Leste and the Socialist Republic of Vietnam;

●	“Trident Singapore” refers to Trident Digital Tech Pte. Ltd., a company incorporated in Singapore, and an indirect wholly-owned subsidiary of our Company;

●	“US$”, “$,” “dollars,” or “U.S. dollars” refers to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our company,” the “Company,” “Trident Cayman” and “our” refer to Trident Digital Tech Holdings Ltd, a Cayman Islands company and its subsidiaries.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Tongxin Investment

On August 15, 2025, the Company entered into a share purchase agreement (the “Tongxin SPA”) with Tongxin Innovation Limited (“Tongxin”), pursuant to which the Company agreed to acquire 30% equity interests in Tongxin from Bu Fan, Zhang Jing, Lim Yun Jiin Yvonne and Tee Sheau Nee (collectively, the “Tongxin Shareholders”), in consideration of 13,000,000 ADSs representing Class B ordinary shares (the “Tongxin Investment”). On August 26, 2025, the Company issued 104,000,000 Class B ordinary shares to the Tongxin Shareholders at the closing of the transactions contemplated by the Tongxin SPA. Additionally, we filed a registration statement on Form F-1 (File No. 333- 290700), as amended, with the SEC on October 3, 2025 covering the resale of such 104,000,000 Class B ordinary shares in the form of ADSs that were issued to the Tongxin Shareholders under the Tongxin SPA following the consummation the transactions contemplated thereby.

Streeterville Convertible Promissory Notes

On August 7, 2025, the Company entered into a securities purchase agreement (the “Streeterville SPA”) and a first convertible promissory note (the “First Note”) with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company agreed to issue and sell to Streeterville the First Note in the principal amount of $1,100,000, convertible into ADSs on the terms and subject to the conditions set forth in the Streeterville SPA and the First Note.

The Streeteerville SPA also contemplates the potential issuance of a second convertible promissory note (the “Second Note”) in the principal amount of $1,080,000, convertible into ADSs on the terms and subject to the conditions set forth in the Streeterville SPA and the Second Note. However, the Company did not issue the Second Note.

Pursuant to the Streeterville SPA, the Company also agreed to issue 14,295,000 Class B ordinary shares (the “Pre-Delivery Shares”), in the aggregate consideration of (x) the First Note purchase price in the amount of $1,000,000 (the “First Note Purchase Price”) and (y) a potential Second Note purchase price in the amount of $1,000,000 (the “Second Note Purchase Price”), in each case, minus the Pre-Delivery Shares issuance fees.

Additionally, pursuant to the Streeterville SPA and the First Note, the Company filed a registration statement on Form F-1 (File No. 333- 290700), as amended, with the SEC on October 3, 2025 covering the resale of the ADSs representing the Pre-Delivery Shares and the number of ADSs equal to the combined principal amounts of the First Note and the Second Note divided by $0.244 per ADS as the floor price for Streeterville, which equals to 71,475,408 Class B ordinary shares in the form of ADSs (such ADSs, the “Additional Registrable Shares”) (the “Registration Statement”), and the Additional Registrable Shares were registered to allow for the potential issuance of the Conversion Shares (as defined below).

On August 7, 2025, the Company issued and sold the First Note to Streeterville, and Streeterville paid the First Note Purchase Price to the Company. On August 8, 2025, the Company issued and sold the Pre-Delivery Shares to Streeterville.

From the earlier of (i) 6 months after the applicable convertible promissory note’s purchase price is delivered and (ii) the effective date of the Registration Statement, until the remaining balance of the applicable convertible promissory note’s purchase price is paid in full, Streeterville has the right to convert all or a portion of the remaining balance of the applicable convertible promissory note’s purchase price into ADSs (the “Conversion Shares”) according to the following formula: the amount of Conversion Shares will equal to the remaining balance of the applicable convertible promissory note’s purchase price being converted divided by the conversion price, and the conversion price will equal to the lowest volume weighted average price of our ADSs on Nasdaq during the 10-trading day period before the conversion date multiplied by 80%, less ADS issuance fees. The Company will not effect a conversion to the extent that if after giving effect to such conversion Streeterville would, together with its affiliates, beneficially own in excess of 9.99% of our ordinary shares on the conversion date. According to this calculation formula of the Conversion Shares, not all of the Additional Registrable Shares may be issued as the Conversion Shares.

PIPE Transactions

On September 8, 2025, the Company entered into the securities purchase agreement (the “PIPE SPA”) and the registration rights agreement with Viner Total Investments Fund (“Viner”), Cheng Jianbo, Lida Global Limited, OGBC Group Pte Ltd and Ripple Strategy Holding Ltd (collectively, the “PIPE Purchasers”), as well as the placement agent agreement with Chaince Securities, LLC (“Chaince”), pursuant to which the Company agreed to issue and sell to the PIPE Purchasers 148,605,714 Class B ordinary shares in the form of ADSs, for an aggregate purchase price of $2,600,600, with Chaince acting as the placement agent in connection with such PIPE transaction (the “PIPE Transaction”). Additionally, the Company filed a registration statement on Form F-1 (File No. 333- 290700), as amended, with the SEC on October 3, 2025, covering the resale of such 148,605,714 Class B ordinary shares in the form of ADSs.

On September 11, 2025, the Company entered into (i) the escrow agreement with Chaince and Wilmington Trust, National Association and (ii) the escrow agent agreement with Chaince and Mercurity Fintech Holding Inc., pursuant to which, the PIPE Purchasers deposited their respective purchase price into the escrow accounts established under such agreements.

On September 18, 2025, the Company issued and sold the 148,605,714 Class B ordinary shares to the PIPE Purchasers, pursuant to the PIPE SPA.

On November 17, 2025, the Company entered into a securities purchase agreement (the “Viner SPA”) and a convertible promissory note (the “Viner Convertible Note”) with Viner, pursuant to which the Company issued and sold to Viner the Viner Convertible Note in the principal amount of $2,200,000, convertible into ADS of the Company on the terms and subject to the conditions set forth in the Viner SPA and the Viner Convertible Note. The Viner Convertible Note bears interest at a rate of 8% per annum and has a twelve-month maturity.

The Viner SPA also contemplates the issuance of up to 27,936,500 Class B ordinary shares (the “Viner Pre-Delivery Shares”) and the filing of a resale registration statement on Form F-1 registering the resale of ADSs representing the Viner Pre-Delivery Shares and the ADSs issuable upon conversion of the Viner Convertible Note (the “Viner Conversion Shares”). As of the date of this annual report, the Company has not issued the Viner Pre-Delivery Shares and has not filed the related resale registration statement.

From the earlier of (i) six months after the Viner Convertible Note purchase price is delivered and (ii) the effective date of the related registration statement, and until the outstanding balance of the Viner Convertible Note is paid in full, Viner has the right to convert all or any portion of the outstanding balance of the Viner Convertible Note into ADSs. The number of ADSs issuable upon conversion will equal the conversion amount divided by the applicable conversion price, which is equal to 80% of the lowest daily volume-weighted average price of the Company’s ADSs during the ten trading days preceding the conversion date, less $0.03, or such other applicable ADS issuance fees, subject to a floor price of $0.10 per ADS. In the event the conversion price is below the floor price, Viner may elect to receive cash in lieu of ADSs for the applicable conversion amount.

The Company will not effect a conversion of the Viner Convertible Note to the extent that, after giving effect to such conversion, Viner and its affiliates would beneficially own more than 9.99% of the Company’s outstanding ordinary shares. In addition, subject to certain conditions, Viner has agreed to limit its resale of ADSs issued upon conversion of the Viner Convertible Note or representing the Viner Pre-Delivery Shares to no more than 15% of the weekly ADS trading volume during any calendar week.

Reverse Share Split

On April 7, 2026, the Company announced its plan to change the ratio of its ADS to Class B ordinary shares from the previous ratio of one (1) ADS to eight (8) Class B ordinary shares to a new ratio of one (1) ADS to two hundred and forty (240) Class B ordinary shares. Effective April 24, 2026, the Company effected a 1-for-30 reverse share split.

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

Risks Relating to Our Business and Industry

There is substantial doubt about whether the Company can continue as a going concern.

The audit opinion and notes that accompany the Company’s financial statements disclose a going concern to its ability to continue in business. The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company incurred net loss of $22,759,504, $8,122,842 and $4,774,087 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company’s accumulated deficit was $37,065,891 and $14,306,387 as of December 31, 2025 and 2024, respectively.

The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. If the Company is unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

We may be unable to access funding on acceptable terms or at all.

As of December 31, 2025, we had cash of $150,334 and negative working capital of $4,771,583. We intend to pursue private financing of debt or equity. We may seek additional debt or equity financing to finance our business. Such financing may not be available on acceptable terms or at all and any failure to obtain additional financing when needed could severely impact our business. Additional equity financing may be dilutive to shareholders, and debt financing may involve significant covenants and future repayment obligations.

Substantially all of our revenues are generated by our residual legacy IT customization services and early-stage Web 3.0 activation and digital identity solution services and offerings, and factors, including Singapore and global market and economic conditions, that adversely affect the applicable industry could also adversely affect us.

During the year ended December 31, 2025, our revenues were generated from a limited number of activities, including our legacy IT customization services, which will not be our core growth driver going forward, and our early-stage Web 3.0 activation and digital identity solution services.

Demand for our services and Web 3.0 activation and digital identity solution services offerings could be affected by factors that are specific to the industries or jurisdictions in which our users, partners or counterparties operate. These factors include changes in laws or regulations affecting digital identity, blockchain technologies, data protection or online commerce, which may require us to modify our technology or limit adoption of our platform.

In addition, other industry-specific factors, such as industry consolidation or the introduction of competing technology, could lead to a significant reduction in the number of clients that use our solutions within a particular vertical or the services demanded by these clients.

Further, general worldwide economic conditions remain unstable, making it difficult for our clients and us to forecast and plan future business activities accurately. Adverse changes in global economic and political conditions could result in significant decreases in demand for Web 3.0 activation and digital identity solution services, including the delay or cancellation of current or anticipated projects, and reduction in IT spending by our clients and potential clients, or could present difficulties in collecting accounts receivables from our clients due to their deteriorating financial condition. Our existing clients may be acquired by or merged into other entities that use our competitors’ solutions and services, or they may decide to terminate their relationships with us for other reasons. As a result, our ability to generate revenues from our clients could be adversely affected by specific factors that affect these industries.

If we are not able to successfully develop, enhance or commercialize new features or services, our business and results of operations could be adversely affected.

Our future prospects depend in part on our ability to develop, enhance and commercialize our Web 3.0 activation and digital identity solution services. We introduced Tridentity, our Web 3.0 and blockchain-enabled platform, in December 2023. As Tridentity remains in an early stage of development and commercialization, we must continue to enhance its functionality and develop features that respond to evolving technology standards, regulatory requirements and user expectations. The success of our Web 3.0 and blockchain-enabled platform depends on several factors: achieving timely development and deployment, management of development costs, our anticipation of market changes, demands, sufficient client demand, and the proliferation of new technologies that can deliver competitive offerings at lower prices, more efficiently, more conveniently or more securely.

In addition, because our Web 3.0 and blockchain-enabled platform is designed to operate with a variety of systems, applications, data sources and devices, we will need to continuously modify and enhance our technology to keep pace with changes in third-party systems and infrastructure. We may not be successful in developing or implementing these modifications. Further, the development of new features and functionality requires significant research and development investment, which may not result in successful adoption or generate sufficient revenues to justify the related costs. Given the uncertainty surrounding user adoption, monetization timing and scale, it is difficult to forecast our future results of operations or to plan for growth. If we are unable to successfully develop, enhance or commercialize our Web 3.0 and blockchain-enabled platform and related features, or otherwise overcome technological challenges or competition, our business, financial condition and results of operations could be materially adversely affected.

Our solutions, services, Web 3.0 activation and digital identity solutions and related offerings or pricing models may not accurately reflect the optimal pricing necessary to attract new clients to achieve user adoption, monetization and retain existing clients as the market matures.

As the market for Web 3.0 and blockchain-enabled platform solutions evolves, or as competitors introduce alternative platforms or technologies, we may be unable to achieve user adoption or monetization based on pricing models we have used historically or intend to implement in the future.

As the market for our IT customization services matures, or as competitors introduce new solutions and services that compete with ours, we may be unable to attract new clients at the same price or based on the same pricing models as we have used historically. We price our solutions and services based on an enterprise size basis with enterprise-wide access to our solutions and services or based on the number of individual users, and therefore, pricing decisions may also impact the mix of adoption among our solutions and services and negatively impact our overall revenues. Further, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our solutions and services to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations, and financial condition. In the future, we may be required to reduce our prices or develop new pricing models, which could adversely affect our revenues, gross margin, profitability, financial position, and cash flow.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and regulations, and changing business needs, requirements, or preferences, our solutions and services may become less competitive, and our growth rate could decline.

The market for our solutions and technology are relatively new and subject to ongoing technological change, evolving industry standards, shifting laws and regulations, and changing client and customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, particularly as our Web 3.0 activation and digital identity solutions and related offerings continue to evolve, including launching new solutions. The success of any new solutions, or any enhancements or modifications to existing solutions or technology, depends on several factors, including the timely completion, introduction, and market acceptance of such solutions and technology, enhancements and modifications. If we are unable to enhance our develop new solutions or technology that keep pace with technological and regulatory change and achieve market acceptance, or if new technologies emerge that are able to deliver competitive solutions at lower prices, more efficiently, more conveniently or more securely than our current offerings, our business, operating results and financial condition would be adversely affected. Furthermore, modifications to our existing solutions or technology will increase our research and development expenses. Any of the foregoing could reduce the demand for our services, resulting in client dissatisfaction and adversely affect our business.

If we fail to offer high-quality client support, if we experience complaints regarding our client support or if our support is more expensive than anticipated, our business and reputation could suffer.

Clients rely on our client support services to resolve issues and realize the full benefits provided by our solutions and services, including our Web 3.0 activation and digital identity solutions and related offerings. High-quality support is also important to maintain and drive further adoption by our existing clients and their customers. Certain of our solutions provide client support to clients primarily over email, with some additional support provided over chat and through our solutions. If we do not help our clients and their customers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our clients and their customers, our ability to retain clients, increase adoption by our existing clients and acquire new clients could suffer, and our reputation with existing or potential clients could be harmed. In addition, client complaints or negative publicity about our client service could diminish confidence in and use of our solutions or services. Effective client service requires significant expenses, which, if not managed properly, could negatively impact our profitability. If we are not able to meet the client support needs of our clients and their customers during the hours that we currently provide support, we may need to increase our support coverage and provide additional support by other means and methods, which may reduce our profitability.

Real or perceived errors, failures or bugs in our solutions could adversely affect our business, results of operations, financial condition, and growth prospects.

Our solutions and Web 3.0 and blockchain technology are complex, and therefore, undetected errors, failures or bugs have occurred in the past and may occur in the future, particularly as we continue to develop and enhance our Web 3.0 and blockchain-enabled platform and related technologies. Our solutions are often used in IT environments with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations, which has in the past caused, and may in the future cause, errors or failures in the IT environment into which our solutions are deployed. This diversity increases the likelihood of errors or failures in those IT environments. Despite our testing, real or perceived errors, failures or bugs may not be found until our clients use our solutions. Real or perceived errors, failures or bugs in our solutions could result in negative publicity, loss of or delay in market acceptance of our solutions and harm our brand, weakening of our competitive position, claims by clients for losses sustained by them or failure to meet the stated service level commitments in our client agreements. In such an event, we may be required, or may choose, for client relations or other reasons, to expend significant additional resources in order to help correct the problem. Any errors, failures or bugs in our solutions could impair our ability to attract new clients, retain existing clients or expand their use of our solutions, which would adversely affect our business, results of operations and financial condition.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share, our business, financial condition, and operating results will be harmed.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business, financial condition, and operating results will be harmed. The market for digital solutions and Web 3.0 activation and digital identity solutions services is highly fragmented. As costs fall and technology improves, increased market saturation may change the competitive landscape in favor of competitors with greater scale than we currently possess.

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

We have incurred net loss of approximately US$22.76 million US$8.12 million in 2025 and 2024, respectively. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

●	sales and marketing, including increase in marketing and advertising expenses related to exploring overseas business opportunities;

●	investments in the development of new solutions and new features for, and enhancements of, our Web 3.0 activation and digital identity solution services;

●	expansion of our operations and infrastructure organically and through acquisitions and strategic partnerships; and

●	general administration, including legal, risk management, accounting, and other expenses related to being a public company.

These expenditures may not result in additional revenues or the growth of our business. Accordingly, we may not be able to generate sufficient revenues to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our ADSs could decline.

Our operating expenses may increase substantially in the foreseeable future as we continue to expend financial resources to support our business strategy, including continuous development and enhancement of our Web 3.0 activation and digital identity solutions services and offerings and related technologies, invest in product development, infrastructure and security; and deploy sales, marketing and business development resources in support of our Web 3.0 and blockchain-enabled platform adoption and strategic initiatives; pursue strategic acquisitions or strategic investments; improve our technology infrastructure, including systems architecture, scalability, availability, performance and network security; comply with laws and regulations; purchase directors’ and officers’ liability insurance for public companies; and invest in general administration, including increased legal and accounting expenses associated with being a public company. The increased costs associated with these and other investments we may make in our business may fail to generate the expected benefits. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, operating results, and financial condition will be harmed, and we may not be able to achieve or, if achieved, maintain profitability over the long term.

Public company operations may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result, we may need to raise additional capital through equity and debt financings in order to fund our operations. From October 1, 2025 to November 12, 2025, the federal government of the United States was in a shutdown as Congress failed to pass appropriations legislation for the 2026 fiscal year. In addition, the United States government funding of the SEC and other government agencies on which we may rely, is subject to the political process, including executive and congressional priorities, which is inherently fluid and unpredictable. Future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition, and results of operations may suffer and your investment may be further diluted.

We expect fluctuations in our operating results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, the market price of our ADSs could decline.

The evolving nature of our business makes it difficult for us to forecast our future operating results. Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance.

In addition to the other risks described herein, factors that may affect our operating results include the following:

●	fluctuations in demand for our digital solutions and early-stage Web 3.0 activation and digital identity solutions offerings;

●	our ability to attract, engage and retain users, partners or clients, and to achieve adoption or monetization of our Web 3.0 and blockchain-enabled platform;

●	changes in client preference for cloud-based or blockchain-enabled services as a result of security breaches in the industry or privacy concerns, or other security or reliability concerns regarding our solutions;

●	changes in client budgets and in the timing of their budget and billing cycles and purchasing decisions;

●	changes in the implementation timeline of our scope of development, testing or deployment of our solutions or Web 3.0 and blockchain-enabled platform initiatives;

●	potential and existing clients choosing our competitors’ solutions or developing their own solutions in-house;

●	the development or introduction of new solutions or technologies that are easier to use or more advanced than our current offerings;

●	the adoption or retention of more entrenched or rival services and offerings in the markets where we compete or plan to compete;

●	our ability to control costs, including our operating expenses;

●	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses;

●	the amount and timing of non-cash expenses, including share-based compensation, goodwill impairments and other non-cash charges;

●	the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining and motivating existing employees;

●	the effects of acquisitions and their integration;

●	general economic conditions (including inflation), as well as economic conditions specifically affecting industries in which our clients operate;

●	the impact of new accounting pronouncements;

●	changes in the competitive dynamics of our markets;

●	security breaches of, technical difficulties with, or interruptions to, the delivery and use of our solutions from our technology vendors, and/or our own developed technology; and

●	awareness of our brand and our reputation in our target markets.

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

As of December 31, 2025, we had approximately US$0.57 million of outstanding principal amount of one term loan under our existing credit facility at interest rates which are subject to market fluctuation. Subsequent to December 31, 2025, US$0.47 million of the term loan matured in January 2026, with the remaining US$0.10 million maturing in 2027. Our indebtedness and related obligations could have important future consequences to us, such as:

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

We might not successfully implement our growth strategies which would limit our growth and cause the market price of our ADS to decline.

Our future profitability will depend, in part, on our ability to successfully implement our growth and development strategies. We expect to invest substantial amounts to:

●	expand our Tridentity offerings;

●	build new solutions and add features and functionality to existing solutions;

●	deploy sales, marketing and business development efforts in support of Web 3.0 and blockchain-enabled platform adoption, partnerships and strategic initiatives;

●	maintain and develop relationships with users, partners and counterparties;

●	pursue opportunities in new markets or use cases as part of our Web 3.0 and blockchain-enabled platform strategy;

●	pursue strategic acquisitions or strategic investments;

●	improve our technology infrastructure, including systems architecture, scalability, availability, performance and network security; and

●	comply with regulatory requirements and risk management.

Our investment in these programs will affect adversely our short-term profitability. This would impact revenues adversely and cause our business to suffer.

If we are unsuccessful in entering new market segments or further penetrating our existing market segment, our business and results of operations could be materially adversely affected.

Our future results depend, in part, on our ability to successfully penetrate new markets, as well as to expand further into our existing markets. In order to grow our business, we may expand to other project-focused markets in which we may have less experience. For example, in December 2024, we started to engage with the Democratic Republic of Congo (the “DRC” or the “Republic”), represented by the President of the DRC via the National Intelligence Agency, to drive digital transformation in the DRC for effective, accountable, and transparent governance. In June 2025, we signed the definitive public-private partnership agreement with the DRC. The contract paves the way for nationwide deployment of “DRCPass,” the Republic’s robust national digital identification system, to be rolled out in phases with an accompanying public-education campaign. See “Item 4. Information on the Company—B. Business Overview” for further details. We have set up two overseas entities in 2025, including a joint-stock company in DRC in May 2025 to provide digital identity solutions and a private limited company in the form of a joint venture in the Republic of Ghana (“Ghana”) in December 2025 to engage in information communication technology related services. See “Item 4. Information on the Company - A. History and Development of the Company” for further details. Expanding into new markets such as the DRC and Ghana requires both considerable investment and coordination of technical, support, sales, marketing and financial resources, and we may lack the experience and sufficient resources in conducting business in new markets.

In addition, our current or future solutions and Web 3.0 activation and digital identity solutions and offerings may not appeal to potential clients in new or existing markets. If we are unable to execute upon this element of our business strategy and expand into new markets or maintain and increase our market share in our existing markets, our business and results of operations may be materially adversely affected.

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

Our success and ability to compete depends in part on our intellectual property. As of December 31, 2025, we have one registered trademark in Singapore. See “Business—Intellectual Property.” Any use of trademarks by third parties which are similar or identical to ours may also result in imitation of our platform, which may adversely affect our business, prospects, financial condition and results of operation.

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

As part of our business, we employ certain technology and software licensed from third parties, such as Amazon Web Services, which provides on-demand cloud computing platforms and application programming interface, or API, to individuals, companies, and governments, on a metered, pay-as-you-go basis and Tencent Holdings Ltd., a Chinese multinational conglomerate in the internet and technology industry. We typically do not enter into long-term agreements for the licensing of such software and tools, and the license agreements are typically on subscription and short-term basis. Accordingly, there is no assurance that such third parties will continue to extend such licenses to us after the expiry of the current license period, and if such licenses are renewed, whether such renewals will be on terms favorable to us. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Any failure to maintain the existing licenses or to obtain new licenses on favorable terms or at all may cause a disruption to our platform and service offerings.

In addition, we may be susceptible to undetected errors or defects in third-party software or technology, which would in turn impair the usage of our technology, disrupt our platform operations and delay or impede our service offerings to clients. This may cause merchants and clients to lose confidence in our platform and also cause damage to our reputation, which would in turn adversely affect our business, prospects, financial condition and results of operations.

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

We have limited liability insurance coverage for our solutions, services and business operations. A successful liability claims against us, regardless of whether due to injuries suffered by our clients could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Risks Relating to the Jurisdictions Where We Operate

Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth.

Our business, prospects, financial condition and results of operations are dependent on and may be adversely affected by political, economic, social and legal developments that are beyond our control in each of the jurisdictions that we operate in or in which we intend to expand our business and operations. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of these regions may also adversely affect our business, prospects, financial condition and results of operations. These developments may include, but are not limited to, changes in political leadership, nationalization, price and capital controls, sudden restrictive changes to government policies, introduction of new taxes on goods and services and introduction of new laws, as well as demonstrations, riots, coups and war. Additionally, we have signed the definitive public-private partnership agreement with the DRC to drive digital transformation in the country. See “Item 4. Information on the Company—B. Business Overview” for further details. As DRC experiences political and economic instability including risks of wars and civil unrest in recent years, our plan to conduct business activities with the DRC may also be subject to uncertainties. These may result in the nullification of contracts and/or prohibit us from continuing our business operations. The jurisdictions that we operate in or in which we intend to expand our business and operations may be in a state of rapid political, economic and social changes, and may also be subject to unforeseeable circumstances such as natural disasters and other uncontrollable events, which will entail risks to our business and operations if we are to expand in the region in the future. There can also be no assurance that we will be able to adapt to the local conditions, regulations and business practices and customs of the regions in which we operate in the future. Any changes implemented by the government of these regions resulting in, amongst others, currency and interest rate fluctuations, capital restrictions and changes in duties and taxes detrimental to our business could materially and adversely affect our business, prospects, financial condition and results of operations.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, natural disasters, adverse weather and other uncontrollable events. Heightened geopolitical tensions may adversely impact our business, financial condition and results of operations.

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

Recently there have been heightened tensions in geopolitical relations, including conflicts involving Russia, Ukraine, Gaza, Iran and the Middle East more broadly, and the accompanying international response including economic sanctions, have been disruptive to the world economy, with increased volatility in global financial and commodity markets, including higher oil and gasoline prices, disruption to international trade and financial markets, all of which have a trickle-down effect on supply chains. There is substantial uncertainty about the extent to which these conflicts will continue to impact economic and financial affairs, as the numerous issues arising from the conflicts are in flux and there is the potential for escalation of the conflicts globally. Although we do not have operations in these areas, there is no guarantee that these global tensions, sanctions, or potential retaliatory trade measures will not further reduce levels of international trade and investment or cause disruptions in global economic and supply chains. Such developments could have a material adverse effect on our business and results of operations.

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

There can be no assurance that our ADSs will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

To continue listing our Class B ordinary shares on Nasdaq, we are required to demonstrate compliance with Nasdaq’s continued listing requirements. On May 13, 2025, the Company was notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 32 consecutive business days under the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and its failure to maintain a minimum market value of listed securities of US$35,000,000 for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(2) (the “Minimum Market Value Requirement”), respectively. The Company was given its first 180-day extension, or until November 10, 2025 to regain compliance. On July 30, 2025, the Company received a letter from Nasdaq notifying the Company that it had regained compliance with the Minimum Market Value Requirement and the matter had been closed. On July 31, 2025, the Company received a letter from Nasdaq notifying the Company that it had regained compliance with the Minimum Bid Price Requirement and the matter had been closed.

On October 28, 2025, the Company was again notified by Nasdaq of its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days under the Minimum Bid Price Requirement, and was given a compliance period of 180-day extension, or until April 27, 2026 to regain compliance. The Company intends to monitor the closing bid price of its securities and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.

On March 26, 2026, the Company was notified by Nasdaq of its failure to maintain a minimum market value of listed securities of US$35,000,000 under the Minimum Market Value Requirement. The Company was given 180-day extension, or until September 22, 2026, to regain compliance. The Company intends to continue to monitor the market value of its securities and will consider its options in order to regain compliance with the Minimum Market Value Requirement.

We cannot assure you that we will be able to meet Nasdaq’s other continued listing standards. If our ADSs are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our ADSs are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

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

Our multi-class structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

We have a multi-class share structure such that our ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary share and Class C ordinary shares will be entitled to one vote per share, while holders of Class A ordinary shares will be entitled to 60 votes per share based on our multi-class share structure. Our ADSs representing Class B ordinary shares are listed on Nasdaq Capital Market. Each Class A ordinary share and Class C ordinary share is convertible into one Class B ordinary share at any time by the holder thereof, while Class B ordinary shares are not convertible into Class A ordinary shares or Class C ordinary shares under any circumstances.

Our founder, chairman of board of directors and chief executive officer, Mr. Soon Huat Lim, together beneficially own all of our issued Class A ordinary shares. These Class A ordinary shares constitute approximately 4.41% of our total issued and outstanding share capital as of the date of this annual report and 73.48% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the multi-class share structure and the concentration of ownership, holders of our Class A ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the market price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

Our multi-class voting structure may render the ADSs representing our Class B ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our multi-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our multi-class voting structure may prevent the inclusion of the ADSs representing our Class B ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class B ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our multi-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules. Mr. Soon Huat Lim, our founder, chairman of board of directors and chief executive officer beneficially owns 32.52% of our total issued and outstanding ordinary shares, representing 81.28% of the total voting power. As a result, Mr. Soon Huat Lim has the ability to control or significantly influence the outcome of matters requiring approval by shareholders. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may choose to rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters and an exemption from the rule that a majority of our board of directors must be independent directors.

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

As a result of becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Also, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance with acceptable policy limits and coverage, should we decide to purchase such insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act of and the Nasdaq Stock Market Rules. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are an emerging growth company, and we are not required to comply with the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act.  However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this annual report, we identified three material weaknesses in our internal control over financial reporting.

As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to i) lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements; and iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weaknesses identified, including but not limited to:

●	upgraded our accounting system and formalized user access review protocols;

●	established and implemented standard operating procedures for our period-end financial closing process;

●	develop and implement a comprehensive set of processes and internal controls to timely and appropriately identify, analyze, and record transactions that may be subject to complex U.S. GAAP accounting treatment;

●	hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis;

●	establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements; and

●	strengthen the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of expenses during the reporting periods. We base our estimates on historical experience, known trends and other market-specific or other relevant factors that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: the allowance for receivable, the recoverability of long-lived assets and valuation allowance for deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our ADSs.

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

Under the 2023 Equity Incentive Plan adopted on September 29, 2023, as amended and restated (the “2023 Equity Incentive Plan”), we are authorized to grant share options, restricted shares and restricted share units to our employees, directors and consultants. The maximum number of ordinary shares may be subject to awards pursuant to the 2023 Equity Incentive Plan is 230,191,250. As of the date of this annual report, an aggregate of 349,260,650 restricted shares has been granted to consultants of our business and employees of our company in the form of Class B ordinary shares, which are vested and represented by approximately 1,455,253 ADSs. See “Item 6. Directors, Senior Management And Employees—B. Compensation—Share Incentive Plan” for further details. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain key personnel, employees and consultants to promote the success of our business and we may continue to grant share incentive awards in the future. The grant and vesting of shares under the 2023 Equity Incentive Plan may dilute the shareholding percentage of our existing shareholders.

There may be substantial sales of our ADSs by the Selling Shareholder and the grantees under our 2023 Equity Incentive Plan which could have a material adverse effect on the price of our ADSs.

Our registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023, also included a resale prospectus which formed a part of the registration statement for the initial public offering. Such resale prospectus registered on behalf of Infinite Partner International Limited (the “Selling Shareholder”) an aggregate of 3,125,000 ADSs representing 25,000,000 Class B ordinary shares. In addition, as of the date of this annual report, an aggregate of 349,260,650 restricted shares has been granted to consultants of our business and employees of our company in the form of Class B ordinary shares, which are vested and represented by approximately 1,455,253 ADSs. See also “Item 6. Directors, Senior Management And Employees – B. Compensation – Share Incentive Plan.” The Selling Shareholder and the grantees under the 2023 Equity Incentive Plan, however, will not be required to sell any or all of their respective ADSs or, conversely, the Selling Shareholder and such grantees may choose to sell their respective ADSs at their own initiative. Sales of a substantial number of ADSs representing our Class B ordinary shares by the Selling Shareholder and such grantees could cause the market price of our ADSs to drop (possibly below the initial public offering price of our ADSs) and could impair our ability to raise capital in the future by selling additional Company securities.

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

Upon the completion of the reorganization, Quality Zone Technologies Pte. Ltd. became a wholly-owned subsidiary of Trident Digital Tech Holdings Ltd and Trident Digital Tech Pte. Ltd. became a wholly-owned subsidiary of Quality Zone Technologies Pte. Ltd. We are a holding company and we conduct our business through our Singapore subsidiaries.

On May 27, 2025, Trident Digital Tech (DRC) Africa SAS was incorporated as a joint-stock company in the DRC, with Trident Digital Tech Pte. Ltd. holding 80% interest and Africa Digital SARL holding 20% interest. The entity was established to provide digital-identity solutions, biometric identification, secure data-management services and electronic verification systems.

On December 15, 2025, TRIDENT ALISKA DIGITAL TECH GHANA LTD was incorporated as a private limited company in Ghana as a joint venture between Trident Digital Tech Pte. Ltd. and Aliska Business Advisory and Research Limited, with each party holding a 50% equity interest. The entity was established to engage in information communication technology, including software and application development, technology development services and technology-related investment and services.

For further details on our latest organization structure, see “Item 4. Information on the Company - C. Organizational Structure”.

Our principal executive office is located at Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988. Our telephone number is +65 6513 6868. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our corporate website https://tridentity.me. The information contained on our website is not part of this annual report.

B. Business Overview

We are a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. In 2025, we undertook a strategic transition from business consulting and IT customization-led model to our proprietary Web 3.0 and blockchain-enabled platform, Tridentity, and offer Web 3.0 activation and digital identity solutions to Singapore, Africa and other high-growth markets.

Historically, we derived a majority of our revenues from business consulting and IT customization services provided primarily to SMEs in Singapore. In 2025, we substantially scaled back these legacy operations. We discontinued our business consulting services and significantly scaled back our IT customization operations to focus resources on our Web 3.0 activation and digital identity solutions and services. Our current strategic focus is the development and commercialization of Tridentity, our Web 3.0 and blockchain-enabled platform launched in December 2023 whereby customers and merchants can transact in a transparent and secure way. As our flagship product, Tridentity is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in Southeast Asia with a strong focus on Africa and other high growth markets. In June 2025, we signed a definitive public-private partnership agreement with the government of the DRC as the exclusive provider of electronic Know Your Customer (“e-KYC”) services, delivering Web 3.0-based national digital identity.

Beyond Tridentity, our mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences. We believe that Tridentity addresses a massive market opportunity today and provides us with an attractive runway for growth.

As part of our strategic realignment to transition our business model, we reallocated resources away from our traditional business consulting and IT customization services to concentrate on the development and expansion of our Web 3.0 and blockchain-enabled platform, Tridentity. As a result, our revenue declined while operating expenses increased as we invested in long-term strategic initiatives. For the years ended December 31, 2025 and 2024, we generated revenue of approximately US$0.16 million and US$0.47 million, respectively. Revenue from IT customization and business consulting accounted for 90.9% and nil of our total revenue for the year ended December 31, 2025, respectively, and accounted for 72.5% and 24.1% of our total revenue for the year ended December 31, 2024, respectively. We incurred a net loss of approximately US$22.76 million and US$8.12 million for the years ended December 31, 2025 and 2024, respectively. While this transition has resulted in near-term revenue contraction, we believe this strategic shift positions the Company to capture growth opportunities in the emerging Web 3.0 and digital identity markets.

Our Solutions and Services

Our Web 3.0 and blockchain-enabled Platform

In December 2023, we launched Tridentity, a flagship product, which is a cutting-edge identity app built on blockchain technology, designed to provide secure single sign-on capabilities to integrated third-party systems in various industries. Tridentity can be used by individuals, merchants and institutions to authenticate users, enable trusted transactions and access digital services. It enables trusted authentication, digital asset management and engaging user experiences across ecosystems. While the platform supports a range of commerce and engagement-related applications, its core functionality is anchored in secure identity verification and digital credential management.

In December 2024, we started to engage with the DRC, represented by the President of the DRC via the National Intelligence Agency, to drive digital transformation in the DRC for effective, accountable, and transparent governance. In June 2025, we signed the definitive public-private partnership agreement with the DRC. The contract paves the way for nationwide deployment of “DRCPass,” the Republic’s robust national digital identification system, to be rolled out in phases with an accompanying public-education campaign. The agreement represents the capstone of the collaboration framework established in December 2024 between the company and the Office of the President of the DRC, forming the cornerstone of the DRC’s e-government and digital-identity initiative. Under the accord, we are the Republic’s exclusive provider of e-KYC services, delivering the Web 3.0-based national digital identity.

The e-KYC technology streamlines identity verification for organizations while enhancing security. Our deployment focused on multiple core use cases such as:

1.	SIM-card registration: biometric-blockchain binding of the SIM to a verified citizen record, eradicating “ghost” lines and cutting operator-fraud losses and regulatory fines in real time.

2.	Seamless access to e-government and business portals: with single-sign-on, such that DRC nationals can access and conduct transactions easily with public and private institutions through one log-in.

3.	Digital payments enablement: one-click e-KYC that auto-scores risk and unlocks instant credit, driving formal financial access beyond the siloed, branch-first systems in use currently.

4.	Digital citizen identity: centralized and secure identity record that complements physical IDs, giving DRC nationals a verifiable digital credential for public and private-sector transactions.

DRC citizens can download our Tridentity mobile application and enroll their DRCPass after registering for their national ID, which uses secure single-sign-on to access authorized applications and websites.

The DRCPass initiative reinforces our ability and our strategic focus on blockchain-based digital identity solutions for emerging markets. The DRCPass initiative is designed as a blockchain-anchored national digital identity system incorporating biometric e-KYC verification, including facial recognition, fingerprints and personal identity data, supported by private-cloud infrastructure to ensure data segregation, regulatory compliance and security. Our platform enables secure single sign-on authentication and controlled data-sharing across public and private sector services through a consensus-based model and is structured to incorporate smart-contract-enabled co-governance with state institutions to support transparent, auditable and fraud-resistant identity management.

Tridentity also supports application-level modules that leverage the platform’s identity and authentication layer, including pilots for digital event access, commerce-related services and community engagement. These modules remain at an early stage of development and commercialization.

Our IT Customization Services

Our IT customization services include the design, development and implementation of tailored software solutions and packaged systems to support clients’ operational and digital needs. These services have historically encompassed IT consulting, system architecture design, software customization, implementation, training and maintenance support, as well as subscription-based management software solutions such as customer relationship and inventory management systems. Our offerings were primarily delivered to small and medium-sized enterprises across sectors including food and beverage, wholesale and retail, fintech and services.

Consistent with our strategic shift towards Web 3.0 and blockchain-enabled platform development, our IT customization services will cease to be a core long-term growth driver.

Our Business Consulting Solutions (Discontinued)

We previously offered business consulting services, including branding, digital marketing strategy, business process optimization and related advisory services. For the year ended December 31, 2025, we discontinued business consulting services entirely and generated no revenue from this business line. We do not expect business consulting services to contribute to our revenue in future periods.

Strategic and International Initiatives

On June 12, 2025, we announced an initiative to raise up to $500 million to establish one of the world’s first large-scale corporate XRP Treasuries and appoints Chaince Securities LLC as the strategic advisor. This strategic move positions us at the forefront of integrating decentralized financial assets into treasury and capital management practices, marking a significant milestone in the evolution of blockchain-native financial infrastructure. The initiative will focus on the acquisition of XRP tokens as long-term strategic reserves, the deployment of staking mechanisms to generate yield, and deep engagement within the Ripple ecosystem. We will collaborate with select infrastructure and application projects, further strengthening its commitment to the advancement of decentralized finance.

On August 15, 2025, we entered into a definitive sales and purchase agreement to acquire a 30% equity stake in Tongxin, operator of the innovative ToMe Web 3.0 e-commerce platform on Telegram. The transaction, valued at approximately US$3 million, was completed through the issuance of ADSs in the form of Class B ordinary shares of the company to Tongxin’s shareholders, and implies a total valuation of approximately US$10 million for Tongxin. The strategic investment represents a significant expansion of Trident’s Web 3.0 ecosystem and demonstrates the company’s commitment to pioneering blockchain-enabled e-commerce solutions. The combination of our blockchain-based identity platform, Tridentity, with ToMe’s Web 3.0 e-commerce infrastructure creates a powerful ecosystem for secure, authenticated digital commerce. The integration of our single-sign-on authentication with ToMe’s e-commerce platform will enhance security and user experience across the entire transaction lifecycle. Additionally, we can leverage our presence in Singapore, Africa, and other high-growth markets to expand ToMe’s reach beyond its current user base. The combined expertise of both companies will accelerate blockchain adoption in mainstream commerce, creating new use cases and revenue opportunities.

Our Clients

As of December 31, 2025, we served over 200 clients across our core verticals such as food and beverage, wholesale and retail, all of whom utilize our services and talent to help them evolve the digital capabilities within their organizations. As our Web 3.0 and blockchain-enabled platform strategy evolves, we expect our customer relationships to increasingly shift to the public sector, with a strong focus on Southern Africa and other high-growth markets.

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

Sales and Marketing

In connection with our strategic transition, we have substantially realigned our sales and marketing activities away from our legacy operations towards initiatives supporting our Web 3.0 and blockchain-enabled platform. For the year ended December 31, 2025, our sales and marketing strategy is focused on supporting Web 3.0 and blockchain-enabled platform-related initiatives, early-stage commercialization of Tridentity, and strategic and international projects, such as the public-private partnership with DRC for the DRCPass national digital identification system.

Research and Development

Research and development is one of the core focuses of our business strategy, especially as we transition to a Web 3.0 activation and digital identity solutions offerings approach. For the year ended December 31, 2025, our research and development activities were primarily concentrated on the continued development, optimization and security of Tridentity. We invested in engineering talent, outsourced development resources and technical expertise to support these objectives and to ensure that Tridentity evolves in line with market conditions, regulatory requirements and emerging technologies.

We have always invested resources into talents for them to always stay up-to-date with the latest news in the market, monitoring trends and markets across the key verticals. We have a holistic management team that is always actively searching for innovative ideas, looking out for risks and opportunities that are relevant to our business.

Competition

As a result of our strategic transition, we now operate across competitive landscapes that differ significantly from our previous positioning in the Singapore digital solutions market.

The Web 3.0 activation and digital identity solutions industry in Singapore and globally is highly fragmented. Our competitors and potential competitors are large and have greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger client bases and significantly greater resources for the development of their offerings. Moreover, because the market is highly competitive and subject to rapid change, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid technology and content development cycles, or lower marketing costs, could introduce new solutions that disrupt our market and better address the needs of our clients and potential clients.

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

Protecting our intellectual property rights is important to our business. We plan to invest in research and development to enhance our domain knowledge and create complex, specialized solutions for our clients. As of December 31, 2025, we have registered one trademark “TRIDENTITY” (trademark number 40202251004W) with Intellectual Property Office of Singapore under Section 15(3) of the Trade Marks Act 1998, and two designs, “Toy Dinosaur” (design number 30202401049X) and “Dinosaur Egg Toy” (design number 30202401048W) with Intellectual Property Office of Singapore under Section 18 of the Registered Designs Act.

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

C. Organizational Structure

Trident Digital Tech Holdings Ltd is the offshore holding company of our group and conducts business operations through wholly owned subsidiaries.

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

Business Overview

We are a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. In 2025, we undertook a strategic transition from business consulting and IT customization-led model to our proprietary Web 3.0 and blockchain-enabled platform, Tridentity, and offer Web 3.0 activation and digital identity solutions to Singapore, Africa and other high-growth markets.

Historically, we derived a majority of our revenues from business consulting and IT customization services provided primarily to SMEs in Singapore. In 2025, we substantially scaled back these legacy operations. We discontinued our business consulting services and significantly scaled back our IT customization operations to focus resources on our Web 3.0 activation and digital identity solutions and services. Our current strategic focus is the development and commercialization of Tridentity, our Web 3.0 and blockchain-enabled platform launched in December 2023 whereby customers and merchants can transact in a transparent and secure way. As our flagship product, Tridentity is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in Southeast Asia with a strong focus on Africa and other high growth markets. In June 2025, we signed a definitive public-private partnership agreement with the government of the DRC as the exclusive provider of electronic Know Your Customer (“e-KYC”) services, delivering Web 3.0-based national digital identity.

Beyond Tridentity, our mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences. We believe that Tridentity addresses a massive market opportunity today and provides us with an attractive runway for growth.

As part of our strategic realignment to transition our business model, we reallocated resources away from our traditional business consulting and IT customization services to concentrate on the development and expansion of our Web 3.0 e-commerce platform, Tridentity. As a result, our revenue declined while operating expenses increased as we invested in long-term strategic initiatives. For the years ended December 31, 2025 and 2024, we generated revenue of approximately US$0.16 million and US$0.47 million, respectively. Revenue from IT customization and business consulting accounted for 90.9% and nil of our total revenue for the year ended December 31, 2025, respectively, and accounted for 72.5% and 24.1% of our total revenue for the year ended December 31, 2024, respectively. We incurred a net loss of approximately US$22.76 million and US$8.12 million for the years ended December 31, 2025 and 2024, respectively. While this transition has resulted in near-term revenue contraction, we believe this strategic shift positions the Company to capture growth opportunities in the emerging Web 3.0 and digital identity markets.

Key Factors Affecting Our Results of Operations

During the fiscal year ended December 31, 2025, we executed several key strategic and capital initiatives that significantly influenced our operating results and financial position. We completed the strategic acquisition of Tongxin to realize operational synergies and enhance our existing business ecosystem. Additionally, we strengthened our liquidity by issuing convertible notes and successfully completing PIPE financings. These transactions not only provided essential capital for our long-term growth but also served as primary drivers for the year-over-year changes in our capital structure, financing costs, and overall financial performance compared to the year ended December 31, 2024.

We believe the growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose important challenges we must successfully address in order to sustain our growth.

Expanding our solutions and services

We have launched Tridentity in December 2023. We may continue to expend resources in the development of offerings through Tridentity. Our ability to successfully develop and monetize new services and features may depend on a number of factors, including the availability of capital to invest in innovation, the effectiveness of our marketing efforts, competition, pricing, and our clients’ satisfaction and spending. To further expand our solutions, we initiated an e-KYC project in the DRC in 2025. Although this project primarily involved research and development without generating revenue in 2025, we expect it to create new revenue streams in the future upon deployment.

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

Key Components of Our Results of Operations

Revenues

Historically, we derive revenues principally from providing business consulting services and IT customization services. The services we provide are essentially similar in terms of the nature of such services, the type of customers served, the delivery methods and the nature of the regulatory environment.

●	Business consulting. We provide a wide range of business consulting services to customers of various industries, from business strategy advisory, design of business workflows and processes, brand and reputation, to digital marketing in achieving organization objectives such as enhancing cost efficiency, productivity and customer experience.

●	IT customization. We offer IT customization services, including tailor-made IT solutions or packaged software solutions to meet clients’ objectives. Our services cover end-to-end solutions, including IT consultancy, design of the system architecture, planning and design of the solution, implementation, quality assurance, as well as maintenance support services. IT customization mainly consists of (i) IT consulting and customization services, including development of customized software solutions, implementation and training, server hosting, and one-year maintenance service; and (ii) management software solutions for clients via an annual subscription-based model, which subscription generally includes support services.

In 2025, we substantially scaled back these legacy operations. We discontinued our business consulting services and significantly scaled back our IT customization operations to focus resources on our Web 3.0 and blockchain-enabled platform services.

Web 3.0 and blockchain-enabled platform services. Tridentity, the Company’s flagship product, was launched in December 2023. It is a cutting-edge identity app built on blockchain technology, designed to provide secure single sign-on capabilities to integrated third-party systems in various industries. For the year ended December 31, 2025, we generated revenues from selling event tickets and merchant vouchers on our own platform. We act as an agent recognizing ticket revenue net upon delivery with no inventory risk, and as a principal recognizing voucher revenue gross upon the vouchers are actually redeemed by the end users and the underlying goods or services are provided due to substantive inventory risk from fixed buyouts. While the platform supports a range of commerce and engagement-related applications, its core functionality is anchored in secure identity verification and digital credential management. In June 2025, we signed the definitive public-private partnership agreement with the DRC. The contract paves the way for nationwide deployment of “DRCPass,” DRC's robust national digital identification system, to be rolled out in phases with an accompanying public-education campaign. Going forward, we will focus on blockchain-based digital identity solutions for emerging markets.

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenues. Our cost of revenues primarily consists of (i) fees paid to service suppliers, such as outsourcing service cost, (ii) hardware procurement costs, (iii) direct labor costs, (iv) commission costs, which is incremental costs to obtain new sales contract, (v) cost of voucher sold, and (vi) miscellaneous costs.

Operating expenses

Operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses. General and administrative expenses mainly consist of (i) salary and social welfare expenses to the management team, (ii) share-based compensation expenses, (iii) professional service fees, (iv) rental cost for offices, and (v) depreciation expenses. Our selling and marketing expenses mainly consist of (i) salary and social welfare expenses to the marketing team, and (ii) advertising costs and market promotion expenses. Our research and development expenses mainly consist of (i) system development expenses for Tridentity, our Web 3.0 and blockchain-enabled platform; (ii) salary and social welfare expenses to the development team and (iii) outsource service fees.

Other income, net

Other income, net mainly consists of (i) loss on fair value change, (ii) government subsidies, and (iii) interest expenses.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the years ended December 31,			FY25 vs FY24		FY24 vs FY23
	2025	2024	2023	Change in amount	% of change	Change in amount	% of change
Revenues	$160,925	$465,435	$1,483,109	$(304,510)	(65.42)%	$(1,017,674)	(68.62)%
Cost of revenues	(78,545)	(464,265)	(1,216,916)	385,720	(83.08)%	752,651	(61.85)%
Gross profit	82,380	1,170	266,193	81,210	6,941.03%	(265,023)	(99.56)%
Selling and marketing expenses	(2,558,948)	(853,980)	(555,280)	(1,704,968)	199.65%	(298,700)	53.79%
General and administrative expenses	(15,660,117)	(6,452,268)	(3,888,501)	(9,207,849)	142.71%	(2,563,767)	65.93%
Research and development expenses	(1,165,968)	(763,093)	(586,419)	(402,875)	52.80%	(176,674)	30.13%
Total operating expenses	(19,385,033)	(8,069,341)	(5,030,200)	(11,315,692)	140.23%	(3,039,141)	60.42%
Loss from operations	(19,302,653)	(8,068,171)	(4,764,007)	(11,234,482)	139.24%	(3,304,164)	69.36%
Total other expenses, net	(3,545,784)	(3,241)	(10,080)	(3,542,543)	109,304.01%	6,839	(67.85)%
Loss before income tax expense	(22,848,437)	(8,071,412)	(4,774,087)	(14,777,025)	183.08%	(3,297,325)	69.07%
Income tax benefits/(expenses)	88,933	(51,430)	-	140,363	(272.92)%	(51,430)	N/A %
Net loss	$(22,759,504)	$(8,122,842)	$(4,774,087)	$(14,636,662)	180.19%	$(3,348,755)	70.14%

Revenues

The breakdown of revenues by revenue streams for the years ended December 31, 2025, 2024 and 2023 is summarized below:

	For the years ended December 31,
	2025	2024	2023

Business consulting	$-	$112,250	$321,716
IT customization	129,861	337,438	1,155,229
(i) IT consulting	114,367	52,308	571,592
(ii) Management software	15,494	285,130	583,637
Platform services	31,064	15,747	6,164
Total revenues	$160,925	$465,435	$1,483,109

For year ended December 31, 2025 compared to year ended December 31, 2024:

Our revenues decreased from US$465,435 in 2024 to US$160,925 in 2025, representing a year-on-year decrease of 65.42%. The decrease was primarily due to the Company’s strategic shift towards prioritizing its Web 3.0 and blockchain-enabled platform, Tridentity, a core growth area for its long-term vision in the future. In line with our strategic shifting, we phased out our business consulting revenue to nil in 2025, and we do not expect any contribution from this business line in the future. As a result, the original revenues from business consulting and IT customization both decreased and generated only US$129,861 in 2025. This realignment allows the Company to concentrate on expanding its presence in Tridentity, positioning Trident to capture new opportunities in a rapidly advancing digital ecosystem.

Tridentity, the Company’s flagship product, is a cutting-edge identity app built on blockchain technology, designed to provide secure single sign-on capabilities to integrated third-party systems in various industries, which was launched in December 2023. Tridentity currently includes three primary business modules: Tri-event for Non-Fungible Token event ticketing, Tri-voucher and Tri-verse for virtual community connecting its users. As the platform remains in the development, optimization, and gradual testing stages, the Company generated US$31,064 in revenue from providing technical support for selling event tickets on behalf of merchants through Tridentity as well as the sale of merchant vouchers as a principal in 2025.

For year ended December 31, 2024 compared to year ended December 31, 2023:

Our revenues decreased from US$1,483,109 in 2023 to US$465,435 in 2024, representing a year-on-year decrease of 68.62%. The decrease was primarily due to the Company’s strategic shift towards prioritizing its Web 3.0 and blockchain-enabled platform, Tridentity, a core growth area for its long-term vision in the future. As a result, the Company allocated fewer resources to its consulting and IT customization business. This realignment allows the Company to concentrate on expanding its presence in Tridentity, positioning Trident to capture new opportunities in a rapidly advancing digital ecosystem.

Business consulting. Net revenues from business consulting services decreased from US$321,716 in 2023 to US$112,250 in 2024, primarily attributed to the reduction of business consulting projects which were completed, delivered and accepted by customers in 2024. And there was only one project completed, delivered and accepted in 2024.

IT customization. Net revenues from IT customization decreased from US$1,155,229 for the year ended December 31, 2023 to US$337,438 for the year ended December 31, 2024, primarily due to (i) our strategically shifting our focus on Web 3.0 and blockchain-enabled platform and reducing the amount of IT customization projects ; (ii) the reduction of IT customization projects that were completed, delivered and accepted by customers for the year ended December 31, 2024; (iii) the decrease of average contract price of IT customization projects from US$63,510 in 2023 to US$52,308 in 2024; and partially offset by the appreciation of SGD against USD in our reporting currency translation.

Web 3.0 and blockchain-enabled platform services. As the platform, or Tridentity, remains in the development, optimization, and gradual testing stages, the Company generated only US$15,747 in revenues from providing technical support for selling event tickets on behalf of merchants through Tridentity for the year ended December 31, 2024.

Cost of Revenues

The breakdown of cost of revenues for the years ended December 31, 2025, 2024 and 2023 is summarized below:

	For the years ended December 31,
	2025	2024	2023
Service fees	$27,260	$413,334	$931,945
Direct labor costs	28,867	49,094	263,352
Cost of voucher sold	12,514	-	-
Hardware procurement costs	9,904	-	-
Commission cost	-	-	2,532
Miscellaneous cost	-	1,837	19,087
Total cost of revenues	$78,545	$464,265	$1,216,916

For year ended December 31, 2025 Compared to year ended December 31, 2024:

Our cost of revenues decreased from US$464,265 in 2024 to US$78,545 in 2025, representing a year-on-year decrease of 83.08%, primarily due to (i) a decrease in services fees from US$413,334 in 2024 to US$27,260 in 2025 in line with the decrease in revenues, and partially offset by (ii) an increase of US$22,418 in cost of voucher sold and hardware procurement costs.

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

Operating expenses

For year ended December 31, 2025 compared to year ended December 31, 2024:

Selling and marketing expenses

Our selling and marketing expenses increased from US$853,980 in 2024 to US$2,558,948 in 2025, primarily due to a US$1,710,038 increase in marketing and advertising expenses related to exploring business opportunities for the project in the DRC.

General and administrative expenses

Our general and administrative expenses increased from US$6,452,268 in 2024 to US$15,660,117 in 2025. The increase was primarily attributable to (i) a US$7,022,746 increase in non-employee share-based compensation expenses for consulting services provided by several external consultants; (ii) increase in professional service fees of US$2,782,490 related to post-listing compliance and consulting services, and partially offset by the decrease in staff costs from US$4,381,113 in 2024 to US$3,370,044 in 2025, mainly due to the non-recurrence of a US$2,610,896 one-time bonus granted to certain of our executive officers in the prior year and the increase in management salaries of US$1,599,827.

Research and development expenses

Our research and development expenses increased from US$763,093 in 2024 to US$1,165,968 in 2025, primarily due to increase in outsource service and development for the cooperation project in the DRC and technical support and maintenance expenses in total of US$450,941.

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

Research and development expenses

Our research and development expenses increased from US$586,419 in 2023 to US$763,093 in 2024, primarily due to the increase in salary expenses for the development team, technical support expenses, and outsourcing service fees for the Web 3.0 and blockchain-enabled platform and partially offset by the decrease in system development expenses.

Other (expenses)/income, net

For year ended December 31, 2025 compared to year ended December 31, 2024:

Other expenses, net mainly consists of (i) loss on fair value change, (ii) interest expenses, and (iii) government subsidies. Our other expenses, net increased from loss of US$3,241 in 2024 to US$3,545,784 in 2025, primarily due to (i) US$3,772,000 loss from fair value change of long-term investment, and (ii) US$208,495 increase in interest expenses resulted from convertible note, and partially offset by (iii)US$401,168 increase in gain from fair value change of derivative liability.

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

Net loss

As a result of the foregoing, we incurred a net loss of US$22,759,504 in 2025, US$8,122,842 in 2024 and US$4,774,087 in 2023, respectively.

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

DRC

Trident Digital Tech (DRC) Africa Sas (“Trident DRC”) is incorporated in the DRC and is subject to a statutory corporate income tax rate of 30% on its taxable income.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measure to understand and evaluate our core operating performance: adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization expenses, non-employee share-based compensation expense and loss on fair value change. The non-GAAP financial measure is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As non-GAAP financial measure his material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

	For the Year Ended December 31,
	2025	2024	2023
Net loss	$(22,759,504)	$(8,122,842)	$(4,774,087)
Add:
Financial expenses, net	254,568	43,922	46,619
Income tax (benefits)/ expenses	(88,933)	51,430	-
Depreciation and amortization expenses(1)	63,106	59,875	47,057
Non-employee share-based compensation expenses	7,022,746	-	-
Loss on fair value change	3,370,832	-	-
Adjusted EBITDA	$(12,137,185)	$(7,967,615)	$(4,680,411)

Notes:

(1)	Depreciation and amortization expenses primarily consist of depreciation related to property and equipment, as well as amortization related to leasehold improvements.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from our operating activities, capital contributions from shareholders and loans from banks. As of December 31, 2025, we had cash of US$150,334, and total working capital deficit of US$4,771,583.

We incurred net loss of US$22,759,504, US$8,122,842 and US$4,774,087 for the years ended December 31, 2025, 2024 and 2023, respectively. Net cash used in operating activities were US$9,716,106, US$9,510,287 and US$4,942,098 for the years ended December 31, 2025, 2024 and 2023, respectively. Accumulated deficits were US$37,065,891 as of December 31, 2025.

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

Summary of Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the years ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(9,716,106)	$(9,510,287)	$(4,942,098)
Net cash used in investing activities	(92,629)	(2,521)	(139,757)
Net cash provided by financing activities	9,978,442	8,058,826	5,902,303
Effect of exchange rate changes	(213,486)	(160,508)	42,890
Net change in cash	(43,779)	(1,614,490)	863,338
Cash, at beginning of year	194,113	1,808,603	945,265
Cash, at end of year	$150,334	$194,113	$1,808,603

Operating Activities

Net cash used in operating activities in 2025 was US$9,716,106, primarily attributable to (i) our net loss of US$22,759,504, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised non-employee share-based compensation of US$7,022,746, depreciation of right-of-use assets of US$422,178, loss on fair value change of US$3,370,832, interest accrual and amortization of discount for convertible note of US$208,495, reverse for expected credit loss of US$79,901 and deferred tax benefits of US$88,933; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) a decrease in operating lease liabilities of US$402,179, partially offset by (a) a decrease in prepaid expenses and other current assets of US$1,090,313 as a result of decreased prepayment to suppliers, (b) an increase in accounts payable of US$650,307 and (c) an increase in accrued expenses and other current liabilities of US$435,722.

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

Net cash used in operating activities in 2023 was US$4,942,098, primarily attributable to (i) our net loss of US$4,774,087, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised depreciation of right-of-use assets of US$366,852, and depreciation and amortization of US$47,057; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) a decrease in operating lease liabilities of US$340,756, (a) an increase in prepaid expenses and other current assets of US$309,366 as a result of increased prepayments to suppliers, (c) an increase in amounts due from related parties of US$92,295, (d) a decrease in deferred revenue of US$81,877, (e) an increase in contract cost assets of US$73,299, partially offset by (a) an increase in accrued expenses and other current liabilities of US$286,404, and (b) a decrease in accounts receivable of US$38,177.

Investing Activities

Net cash used in investing activities in 2025 was US$92,629, which was primarily attributable to purchase of property and equipment in the amount of US$92,629, mainly expenditure on computer and office equipment.

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

Financing Activities

Net cash provided by financing activities in 2025 was US$9,978,442, which primarily comprised (i) loans from related parties of US$7,990,635, (ii) proceeds from convertible notes payable, net of offering cost of US$3,021,143, (iii) proceeds from sale of shares in a private investment in public equity of US$1,981,382, (iv) proceeds from short-term bank loans of US$466,599, partially offset by (i) repayment of loans from related parties of US$3,418,696, (ii) repayments of long-term bank loans of US$62,621.

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

Capital Expenditures

Our capital expenditures are primarily incurred for purposes of purchasing office and electric equipment and investments in office renovation. Our capital expenditures were US$92,629, US$2,521 and US$139,757 for the years ended December 31, 2025, 2024 and 2023, respectively. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Contractual Obligations

The total future minimum lease payments under the non-cancellable operating lease with respect to the office as of December 31, 2025 are payable as follows:

For the years ending December 31,	Lease Payments
2026	567,190
2027	396,395
2028	70,000
Total lease payments	$1,033,585

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2025 and ending on the date of this annual report that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider:

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include valuation allowance of deferred tax assets, fair value of long-term investment and derivative liability.

Fair value measurements of financial instruments

We measure certain financial instruments at fair value on a recurring basis. For long-term investment accounted for using fair value option and derivative liability, we estimate their fair value on each reporting date. We estimate the financial instruments’ fair value in accordance with the principles of ASC 820 and recognize the fair value change in the consolidated statements of comprehensive loss accordingly. These judgments include valuation methods and key valuation assumptions and estimates. Changes in these estimates and assumptions could materially affect the fair value of such financial instruments. See Note 7 and Note 14 of the Notes to the Consolidated Financial Statements for information regarding method and key assumptions used for fair value measurements of such financial instruments.

Valuation of deferred tax assets

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of December 31, 2025 and 2024, the Company’s deferred tax assets, net of valuation allowances of US$5,116,424 and US$2,297,022, were US$596,836 and US$192,228, respectively. After offsetting deferred tax liabilities of US$507,903 and US$192,228, respectively, the net deferred tax assets recognized on the consolidated balance sheets were US$88,933 and nil as of December 31, 2025 and 2024, respectively.

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

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for public business entity for annual fiscal years beginning after December 15, 2024, and for all other entities for annual periods beginning after December 15, 2025. Early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. As an emerging growth company (“EGC”) under the JOBS Act, we intend to use the extended transition period available to non-public business entities and has not early adopted ASU 2023-09. Accordingly, we plan to adopt the new standard in its fiscal year beginning January 1, 2026. We are currently evaluating the impact of the adoption of this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. We are currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets”. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. We are currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2025-12 will have on its future consolidated financial statements and related disclosures

We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of the annual report.

Directors and Executive Officers	Age	Position/Title
Soon Huat Lim	58	Founder, Chairman and Chief Executive Officer
Haiyan Huang	47	Chief Financial Officer
Poh Kiong Tan	36	Chief Technology Officer and Director
How Teck Lim	75	Independent director
Noi Keng Koh	65	Independent director
Chwee Koh Chua	63	Independent director

Executive Officers

Mr. Soon Huat Lim, aged 58, is our founder, and has served as the chairman of the board of directors and chief executive officer of the Company since its inception. Mr. Lim has over 30 years of management experience and combined expertise in sales, supply chain, retail and services, tourism, entertainment and media, e-commerce, and technology industries. Since May 2022, Mr. Lim has served as a director of our operative subsidiary, Trident Singapore. Meanwhile, since 2021, Mr. Lim has served as a director of Trident Foodtech Pte Ltd, a company primarily engaged in the wholesale of fruits and vegetables and the retail sale of beverages, and Trident V Tech Pte Ltd, a resale company in Singapore. Since February 2021, Mr. Lim has also been a director and chief executive officer of Asia Bird’s Nest Corporation Pte Ltd, a lifestyle consumer goods company in Singapore. In addition, Mr. Lim has been appointed as a director of E-mobility Solutions Pte Ltd, a company primarily engaged in tourism and public transportation business in Singapore, since September 2018.

Ms. Haiyan Huang, aged 47, has served as our chief financial officer since the Company’s inception. Ms. Huang has more than 20 years of experience in the financial sector. From June 2018 to October 2021, Ms. Huang first served as the chief financial officer of Zengame Technology Holding Limited (HKSE: 2660), an established mobile game developer and operator in the People’s Republic of China with special focus on card and board and other casual mobile games, and then as its consultant until May 2022. Since March 2024, Ms. Huang has served as a director of East Tidewater Hong Kong Limited, a consultancy company in Hong Kong. Ms. Huang was admitted as a Chartered Global Management Accountant by the Chartered Institute of Management Accountants in May 2017 and was admitted as Australia CPA by CPA Australia in July 2025. Ms. Huang received her bachelor’s degree in finance and taxation from Sun Yat-sen University in the People’s Republic of China in 2001.

Mr. Poh Kiong Tan, aged 36, has served as our chief technology officer since the Company’s inception and is a director of the Company. Mr. Tan has more than 9 years of experience in the software industry. Mr. Tan has served as a director and chief executive officer of Quality Zone Technologies Pte. Ltd. since 2014. Since January 2014, Mr. Tan has served as a director in S-Cube Pte. Ltd, a Singapore company primarily engaged in development of computer software and provision of technical and management consultancy services, where Mr. Tan was mainly responsible for operations management, quality assurance and software development. Mr. Tan received his bachelor’s degree in business information systems and cyber forensics from Murdoch University in Australia in 2014.

Non-executive Directors

Mr. How Teck Lim, aged 75, is an independent director of the Company. Mr. Lim has extensive board, financial management, mergers and acquisitions, and operating experience. Mr. Lim is currently an independent non-executive director and the chairman of audit committee of Raffles Education Limited (SGX: NR7), an independent director of Aetherium Acquisition Corp (NASDAQ: GMFI, GMFIU, GMFIW) and the chairman of Redwood International Pte. Ltd. (an investment and consultancy company). Mr. Lim has also acted as the chairman of Heliconia Capital Management Pte. Ltd., a Temasek Holdings wholly-owned private equity investment firm that invests in growth-oriented companies in Asia (2011 – 2022) and NauticAwt Limited (SGX:42D)(2015 – 2019), and the director of a number of listed and private companies. Mr. Lim has in-depth knowledge of the shipping industry, having been with the Neptune Orient Lines Group from 1979 to 2005, where he held various positions from Executive Director, Group CFO, Group COO, and Group Deputy CEO. Mr. Lim is a Fellow of the Chartered Institute of Management Accountants of UK (FCMA), a Fellow of the Certified Public Accountants of Australia  (FCPA Aust), a Fellow of the Institute of Certified Public Accountants of Singapore (FCPA ICPAS), and a Fellow of the Singapore Institute of Directors (FSID). Mr. Lim received his bachelor’s degree in accountancy from the University of Singapore in 1975.

Dr. Noi Keng Koh, aged 65, is an independent director of the Company. Dr. Koh has extensive experience in financial education. Dr. Koh is the founder and CEO of Fintech Academy in Singapore, which spearheads talent development programs and certifications for fintech, in collaboration with universities. Dr. Koh has acted as an independent director of MC Payment Limited, a former Singapore-listed company. Dr. Koh has also acted as the chair of the Centre for Financial Literacy at the National Institute Education, Nanyang Technological University for a decade. Dr. Koh received her bachelor’s degree in business administration from the National University of Singapore in 1982, and her PhD degree in learning environment from Curtin University of Technology in 2008.

Mr. Chwee Koh Chua, aged 63, is an independent director of the Company. Mr. Chua brings with him a wealth of experience in operating business and in the security business. Mr. Chua is currently an independent non-executive director of Raffles Education Limited (SGX: NR7) and an independent non-executive director of SDAX Exchange Ptd Ltd.. Mr. Chua is also a member of audit committee of Dementia Singapore (a charity), and a council member at the RHT G.R.A.C.E. Institute (a social enterprise that promotes ethical leadership). Since joining Certis CISCO Security Pte Ltd (“Certis”) in 2004, Mr. Chua has served as the chief operating officer from 2004 to 2018 and played a key role in integrating operations and technology in the security business, and further served as the Chief of Group Technology and Operations at Certis from May 2018 to July 2021, leading its digital transformation. Prior to joining Certis, Mr. Chua served 22 years in the Singapore Armed Forces and retired with the rank of Brigadier General. Mr. Chua received his bachelor’s degree in mechanical engineering and economics with first class honors from University of Birmingham in the United Kingdom in 1985, and his master’s degree in public administration from Harvard University in 1998.

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately US$2.2 million, in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Singapore subsidiaries are required by law to make contribution, as employers, to the Central Provident Fund for their employees as required by the Central Provident Fund Act 1953. The specific contribution rate to be made varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee. For incentive share grants to our officers and directors, see “—Share Incentive Plan” below.

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

On December 23, 2025, we held our annual general meeting of shareholders to increase the number of shares available for awards from 137,500,000 to 230,191,250.

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

Restricted Shares. Restricted Shares may be granted under the 2023 Equity Incentive Plan. A restricted share award agreement will specify restrictions on the duration of the restricted period and the number of shares granted. Restricted shares may not be sold, transferred or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us. Unless otherwise provided in the award agreement, the holder of restricted shares will be entitled to receive all dividends and other distributions paid with respect to the ordinary shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted shares. One-third (1/3) of the restricted shares will vest on each of the first, second and third annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

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

As of the date of this annual report, an aggregate of 349,260,650 restricted shares have been granted to consultants of our business and employees of our company in the form of Class B ordinary shares, which are vested and represented by approximately 1,455,253 ADSs.

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

D. Employees

We had 50, 23 and 26 full-time employees as of December 31, 2023, 2024 and 2025, respectively. The decrease and increase in the numbers of the full-time employees from 2023 to 2024 and 2024 to 2025, respectively, was primarily due to the employment and termination of employment of certain personnel based in Vietnam in 2024. None of our employees is represented by a labor union. We have not experienced any work stoppages, and consider our relations with the employees to be good.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2026 by:

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

The percentage of beneficial ownership of our ordinary shares is based on 1,132,525,650 ordinary shares, consisting of 50,000,000 Class A ordinary shares and 1,082,525,650 Class B ordinary shares outstanding immediately as of March 31, 2026. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	% of Total Ordinary Shares on an As-converted	% of Aggregate Voting
Directors and Executive Officers(1) :	Shares	Shares	Basis (2)	Power(3)
Soon Huat Lim(4)	50,000,000	318,316,465	32.52	81.28
Poh Kiong Tan(5)	—	28,415,296	2.51	0.70
Haiyan Huang(6)	—	14,207,648	1.25	0.35
How Teck Lim(7)	—	9,207,648	0.81	0.23
Noi Keng Koh(8)	—	4,603,824	0.41	0.11
Chwee Koh Chua(9)	—	4,603,824	0.41	0.11
All directors and executive officers as a group	50,000,000	379,354,705	37.91	82.78

Principal Shareholders:
Tri Wealth Ltd(10)	—	124,428,571	10.99	3.05
Trident Group Holdings Ltd(11)	—	101,811,428	8.99	2.49
Soon Huat Lim(4)	50,000,000	318,316,465	32.52	81.28
Lee Soon Tai(12)	—	75,000,000	6.62	1.84

Notes:

(1)	The address of our directors and executive officers is, Suntec Tower 3, 8 Temasek Boulevard Road, #24-03 Singapore, 038988.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2026, by the sum of (i) 50,000,000 Class A ordinary shares and 1,082,525,650 Class B ordinary shares issued and outstanding as of March 31, 2026, and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after March 31, 2026.

(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to 60 votes per share. Each holder of our Class B ordinary shares is entitled to one vote per share. Our Class A ordinary shares are convertible at any time by the holder into Class B ordinary shares on a one-for-one basis, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

(4)	Represents (i) 50,000,000 Class A ordinary shares held by Trident Digital Tech Ltd, a company limited by shares incorporated in British Virgin Islands which is wholly owned and controlled by Mr. Soon Huat Lim; (ii) 124,428,571 Class B ordinary shares held by Tri Wealth Ltd, a company limited by shares incorporated in British Virgin Islands which is wholly owned and controlled by Mr. Soon Huat Lim; (iii) 101,811,428 Class B ordinary shares held by Trident Group Holdings Ltd, a company limited by shares incorporated in British Virgin Islands which is wholly owned and controlled by Mr. Soon Huat Lim; (iv) 92,076,466 Class B ordinary shares (including 92,076,464 Class B ordinary shares in the form of ADS) held by Mr. Soon Huat Lim. The registered address of Trident Digital Tech Ltd, Trident Group Holdings Ltd and Tri Wealth Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 28,415,296 Class B ordinary shares directly held by Mr. Poh Kiong Tan.

(6)	Represents 14,207,648 Class B ordinary shares (including 9,207,648 Class B ordinary shares in the form of ADS) held by Eastwave Family Limited, formerly known as Trident Verse Ltd, a British Virgin Islands company wholly owned by a trust established for the benefit of Ms. Haiyan Huang and her family, to which Ms. Haiyan Huang is also the settlor. The registered address of Eastwave Family Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents 9,207,648 Class B ordinary shares directly held by Mr. How Teck Lim.

(8)	Represents 4,603,824 Class B ordinary shares directly held by Ms. Noi Keng Koh

(9)	Represents 4,603,824 Class B ordinary shares directly held by Mr. Chwee Koh Chua.

(10)	Represents 124,428,571 Class B ordinary shares held by Tri Wealth Ltd, a company limited by shares incorporated in British Virgin Islands and wholly owned and controlled by Mr. Soon Huat Lim. The registered address of Tri Wealth Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(11)	Represents 101,811,428 Class B ordinary shares held by Trident Group Holdings Ltd, a company limited by shares incorporated in British Virgin Islands and wholly owned and controlled by Mr. Soon Huat Lim. The registered address of Trident Group Holdings Ltd is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(12)	Represents 75,000,000 Class B ordinary shares directly held by Mr. Soon Tai Lee.

As of March 31, 2026, a total of 611,737,320 class B ordinary shares were held by one record holder in the United States in the form of ADSs, representing 54.02% of our total outstanding shares.We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Guarantee from related party

In July 2025, Mr. Soon Huat Lim, our chairman and chief executive officer, provided a personal guarantee in connection with a loan facility entered into between us and Firmus Tactical Opportunities Fund. The loan facility was for up to US$1,477,564, of which we drew down US$466,599 during the year ended December 31, 2025. The loan matured in January 2026.

Financing from related parties

Mr. Lim also provided financings to the Company in the aggregate amount of US$7,967,673, US$3,408,463 and US$693,953 for the years ended December 31, 2025, 2024 and 2023 to support the Company’s operations. Such financings were provided in the form of interest-free borrowings. During the years ended December 31, 2025, 2024 and 2023, the Company made repayments to Mr. Lim for an aggregate amount of US$3,407,954, US$2,167,700 and US$939,578, respectively. The remaining balance of the borrowings from Mr. Lim, all of which are long-term borrowings, amounted to US$5,927,012 as of December 31, 2025, which are scheduled to mature in June 2027. As of December 31, 2024, the remaining balance of the borrowings from Mr. Lim amounted to US$717,318 which has been due in March 2026 and US$496,294 which will be due in June 2026.

Mr. Poh Kiong Tan, our chief technology officer, provided financings to the Company in the aggregate amount of US$22,961, US$132,604 and US$56,056 during the years ended December 31, 2025, 2024 and 2023 to support the Company’s operations. The financings were provided in the form of interest-free borrowings. During the years ended December 31, 2025, 2024 and 2023, the Company made repayments to Mr. Tan for an aggregate amount of US$6,123, US$44,900 and US$56,056, respectively, in respect of such financings. The remaining balance of the borrowings from Mr. Tan amounted to US$125,512 as of December 31, 2025, which will be due on June 30, 2027.

Services provided by related parties

Cong Ty Tnhh Trident Digital Tech, a company wholly-owned by Mr. Tan, provided research and development services and maintenance services to the Company with fees at an aggregate amount of US$557,287 and US$166,545 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an outstanding balance of US$46,976 fees due to Cong Ty Tnhh Trident Digital Tech.

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

As of the date of the annual report, our authorized share capital is US$50,000 divided into 5,000,000,000 shares with a par value of US$0.00001 each, comprising (i) 1,000,000,000 are designated as Class A ordinary shares of a par value of US$0.00001 each, (ii) 3,000,000,000 are designated as Class B ordinary shares of a par value of US$0.00001 each, (iii) 500,000,000 are designated as Class C ordinary shares of a par value of US$0.00001 each and (iv) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with our Memorandum and Articles of Association. As of the date of the annual report, (i) 50,000,000 Class A ordinary shares, and (ii) 1,082,525,650 Class B ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

We have adopted a second amended and restated memorandum and articles of association, which became effective after our annual general meeting on December 23, 2025.

The following are summaries of material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our second amended and restated memorandum and articles of association, which has been filed as Exhibit 99.4 to our Form 6-K (File No. 333- 41848), filed with the SEC on November 20, 2025.

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

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Class A ordinary shares or Class C ordinary shares may be converted into the same number of Class B ordinary shares by the holders thereof at any time, while Class B ordinary shares cannot be converted into Class A ordinary shares or Class C ordinary shares under any circumstances. Any number of Class A ordinary shares or Class C ordinary shares held by a holder thereof will be automatically and immediately converted into the same number of Class B ordinary shares upon the occurrence of any of the following: (a) any direct or indirect sale, transfer, assignment or disposition of such number of Class A ordinary shares or Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class A ordinary shares or Class C ordinary shares through voting proxy or otherwise to any person that is neither an affiliate of such holder nor another holder of Class A ordinary shares or Class C ordinary shares or an affiliate of such another holder; for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class A ordinary shares or Class C ordinary shares, as the case maybe, to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (a) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an affiliate of such holder nor another holder of Class A ordinary shares or Class C ordinary shares, as the case maybe, or an affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class A ordinary shares or Class C ordinary shares, as the case maybe, in which case all the related Class A ordinary shares or Class C ordinary shares, as the case maybe, shall be automatically converted into the same number of Class B ordinary shares; or (b) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class A ordinary shares or Class C Ordinary Shares that is an entity to any person that is neither an affiliate of such holder nor another holder of Class A ordinary shares or Class C Ordinary Shares or an affiliate of such holder; for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class A ordinary shares or Class C ordinary shares, as the case maybe, that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an affiliate of such holder nor another holder of Class A ordinary shares or Class C ordinary shares, as the case maybe, or an affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

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

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to 60 votes for each Class A ordinary share, one vote for each Class B ordinary share and Class C ordinary share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2025, we did not receive any payment from the depositary in reimbursements relating to the establishment and maintenance of the ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remains unchanged.

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

From the period from September 9, 2024, the date that our registration statement Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023, was declared effective by the SEC, to December 31, 2025, we have used all net proceeds from our IPO in the manners set forth in our IPO prospectus, including for research and development, investment in the Singapore market, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023.

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

Based on that evaluation, our management concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to our material weaknesses in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

As required by Rule 13a-15(c) of the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses in our internal control over financial reporting described as follows: i) lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements; and iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations.

During the year ended December 31, 2025, we took the following remediation actions: i) upgraded our accounting system and formalized user access review protocols; and ii) established and implemented standard operating procedures for our period-end financial closing process. However, our management concluded that these actions, while in progress, were not sufficient to fully remediate the material weaknesses. Accordingly our management is currently in the process of evaluating additional steps necessary to remediate the ineffectiveness, including:

●	Develop and implement a comprehensive set of processes and internal controls to timely and appropriately identify, analyze, and record transactions that may be subject to complex U.S. GAAP accounting treatment;

●	Hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis;

●	Establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements; and

●	Strengthen the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because, as of December 31, 2025, we qualify as an emerging growth company as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm for the fiscal year ended December 31, 2024, and HYYH CPA. LLC, our independent registered public accounting firm for the fiscal year ended December 31, 2025. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2024		2025
Audit fees (1)	US$	286,391	US$	219,935
Tax fees (2)		-		-

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Marcum Asia CPAs LLP and HYYH CPA. LLC, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 5, 2026, our audit committee dismissed Marcum Asia CPAs LLP as our independent registered public accounting firm, effective on even date.

The audit report of Marcum Asia CPAs LLP on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent registered public accounting firm was recommended and approved by the audit committee and the board of directors of the Company.

During the fiscal years ended December 31, 2023 and 2024 and any subsequent interim period (as applicable) preceding the dismissal, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, between us and Marcum Asia CPAs LLP on any matter of accounting matters, accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There were no reportable events as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, other than the material weakness in our internal control over financial reporting as disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 28, 2025. The material weaknesses identified relate to i) lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; ii) lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements; and iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

On January 5, 2026, we engaged HYYH CPA. LLC, as our independent registered public accounting firm for the fiscal year ended December 31, 2025. The engagement of HYYH CPA. LLC was approved by our audit committee and the board of directors. During the fiscal years ended December 31, 2023 and 2024 and any subsequent interim periods (as applicable) prior to the engagement of HYYH CPA. LLC, neither we, nor someone on our behalf, have consulted HYYH CPA. LLC regarding:

a. the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that HYYH CPA. LLC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or

b. any matter that was the subject of a disagreement, or any reportable event as described above.

Marcum Asia CPAs LLP’s letter to the SEC has been incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-41848), filed with the SEC on January 6, 2026.

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

We relied on our home country practice in lieu of the provisions of Nasdaq Rule 5635(d), and did not obtain shareholders’ approval in connection with the share issuance relating to the Tongxin Investment in August 2025 and the issuance of Streeterville Convertible Promissory Notes in August 2025. Nasdaq Rule 5635(d) provides that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price, and that for the purposes of this rule:

(A)	“Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; and

(B)	“20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

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

Pursuant to Rule 3-09 of Regulation S-X, the consolidated financial statements of Tongxin Innovation Limited, our equity method investee, as of December 31, 2025 and 2024, are provided in Exhibit 99.1 to this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.4 of the Registrant’s Current Report on Form 6-K (File No. 001-41848), filed with the SEC on November 20, 2025)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)

2.2*	Registrant’s Specimen Certificate for Class B ordinary shares

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023)

2.4	Form of Amendment No. 1 to the Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Registrant's post-effective amendment no. 1 to the registration statement on Form F-6 (File No. 333-275089), filed with the SEC on April 7, 2026)

2.5*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1	Second Amended and Restated 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K (File No. 001-41848), filed with the SEC on November 20, 2025)

4.4	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023)

4.5	Form of Employment Agreement, between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333- 274857), as amended, initially filed with the SEC on October 4, 2023)

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41848), filed with the SEC on April 28, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 99.3 to the registration statement on Form F-1 (File No. 333-274857), as amended, initially filed with the SEC on October 4, 2023)

15.2	Letter from Marcum to the SEC (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-41848), initially filed with the SEC on January 6, 2026)

15.3*	Consent of HYYH CPA. LLC, Independent Registered Public Accounting Firm

15.4*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm

15.5*	Consent of Tongjiu Zhiheng & Partners CPAs

97.1	Executive Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 99.10 to the Registrant’s registration statement on Form F-1/A (File No. 333- 274857), filed with the SEC on April 19, 2024)

99.1*	Financial Statements of Tongxin Innovation Limited

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trident Digital Tech Holdings Ltd

By:	/s/ Soon Huat Lim
Name:	Soon Huat Lim
Title:	Chairman and Chief Executive Officer

Date: April 28, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Trident Digital Tech Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Trident Digital Tech Holdings Ltd (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity/(deficit) and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring losses from operations, has negative cash flow from operations, and was in an accumulated deficit position. Given the Company’s financial position, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ HYYH CPA. LLC

HYYH CPA. LLC

We have served as the Company’s auditor since 2026.

Baltimore, Maryland

April 28, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Trident Digital Tech Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Trident Digital Tech Holdings Ltd (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2023 to 2026.

New York, NY
April 28, 2025

TRIDENT DIGITAL TECH HOLDINGS LTD
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash	$150,334	$194,113
Accounts receivable, net	-	80,587
Contract cost assets	162,604	138,740
Prepaid expenses and other current assets, net	483,276	1,246,256
Total current assets	796,214	1,659,696

Non-current assets:
Property and equipment, net	176,667	139,717
Operating lease right-of-use assets	956,068	991,796
Long-term investment	3,325,000	-
Other non-current assets	-	243,040
Deferred tax assets	88,933	-
Total non-current assets	4,546,668	1,374,553

TOTAL ASSETS	$5,342,882	$3,034,249

Liabilities
Current liabilities:
Short-term borrowings	$466,599	$-
Current portion of long-term borrowings	66,882	59,887
Accounts payable	972,334	322,027
Deferred revenue	518,011	409,654
Amounts due to related parties	46,976	-
Accrued expenses and other liabilities	670,818	191,098
Operating lease liabilities, current	527,415	363,297
Derivative liability	1,657,399	-
Convertible notes payable, net	641,363	-
Total current liabilities	5,567,797	1,345,963

Non-current liabilities:
Amounts due to related parties, non-current	6,052,524	1,345,225
Long-term borrowings	34,713	95,624
Operating lease liabilities, non-current	448,652	628,499
Total non-current liabilities	6,535,889	2,069,348

TOTAL LIABILITIES	12,103,686	3,415,311

COMMITMENTS AND CONTINGENCIES

Shareholders’ deficit
Ordinary Shares (par value $0.00001 per share; 1,000,000,000 Class A ordinary shares authorized, 50,000,000 and 50,000,000 Class A ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively)*	500	500
Class B Ordinary Shares(par value $0.00001 per share; 4,000,000,000 Class B ordinary shares authorized, 870,765,000 and 466,364,286 Class B ordinary shares issued as of December 31, 2025 and 2024, respectively; 856,470,000 and 466,364,286 Class B ordinary shares outstanding as of December 31, 2025 and 2024, respectively)*	8,708	4,664
Additional paid-in capital	30,586,445	14,003,653
Accumulated deficit	(37,065,891)	(14,306,387)
Accumulated other comprehensive loss	(290,566)	(83,492)
Total shareholders’ deficit	(6,760,804)	(381,062)
TOTAL LIABILITIES AND EQUITY	$5,342,882	$3,034,249

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1). The Pre-Delivery 14,295,000 Shares were not considered outstanding (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023
Net revenue	$160,925	$465,435	$1,483,109
Cost of revenue	(78,545)	(464,265)	(1,216,916)
Gross profit	82,380	1,170	266,193

Operating expenses:
Selling and marketing expenses	(2,558,948)	(853,980)	(555,280)
General and administrative expenses	(15,660,117)	(6,452,268)	(3,888,501)
Research and development expenses	(1,165,968)	(763,093)	(586,419)
Total operating expenses	(19,385,033)	(8,069,341)	(5,030,200)

Other (expenses)/income, net:
Financial expenses, net	(254,568)	(43,922)	(46,619)
Loss on fair value change	(3,370,832)	-	-
Other income	79,616	40,681	36,539
Total other expenses, net	(3,545,784)	(3,241)	(10,080)

Loss before income tax expense	(22,848,437)	(8,071,412)	(4,774,087)
Income tax benefits/(expenses)	88,933	(51,430)	-
Net loss	(22,759,504)	(8,122,842)	(4,774,087)

Other comprehensive income/(loss):
Foreign currency translation adjustments	(207,074)	(267,983)	222,279
Total comprehensive loss	$(22,966,578)	$(8,390,825)	$(4,551,808)

Weighted average number of Ordinary Shares – basic and diluted*	716,239,613	506,292,155	454,940,744

Basic and diluted loss per ordinary share	$(0.03)	$(0.02)	$(0.01)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1). The Pre-Delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share calculation (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Shareholders’
	Shares*	Amount	Shares*	Amount	capital	deficit	(loss)/income	(deficit)/equity
Balance as of December 31, 2022	50,000,000	$500	360,205,000	$3,602	$32,240	$(1,323,341)	$(37,788)	$(1,324,787)
Net loss	-	-	-	-	-	(4,774,087)	-	(4,774,087)
Contribution from shareholders	-	-	91,759,286	918	8,394,444	-	-	8,395,362
Dividend distribution	-	-	-	-	-	(86,117)	-	(86,117)
Foreign currency translation adjustments	-	-	-	-	-	-	222,279	222,279
Balance as of December 31, 2023	50,000,000	$500	451,964,286	$4,520	8,426,684	$(6,183,545)	$184,491	$2,432,650
Net loss	-	-	-	-	-	(8,122,842)	-	(8,122,842)
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	-	-	14,400,000	144	8,999,856	-	-	9,000,000
Deferred offering cost	-	-	-	-	(3,422,887)	-	-	(3,422,887)
Foreign currency translation adjustments	-	-	-	-	-	-	(267,983)	(267,983)
Balance as of December 31, 2024	50,000,000	$500	466,364,286	$4,664	$14,003,653	$(14,306,387)	$(83,492)	$(381,062)
Net loss	-	-	-	-	-	(22,759,504)	-	(22,759,504)
Non-employee share-based payment	-	-	137,500,000	1,375	7,021,371	-	-	7,022,746
Issuance of Pre-Delivery shares related to convertible notes	-	-	14,295,000	143	485,565	-	-	485,708
Issuance for PIPE financing	-	-	148,605,714	1,486	1,979,896	-	-	1,981,382
Acquisition of long-term investment	-	-	104,000,000	1,040	7,095,960	-	-	7,097,000
Foreign currency translation adjustments	-	-	-	-	-	-	(207,074)	(207,074)
Balance as of December 31, 2025	50,000,000	$500	870,765,000	$8,708	$30,586,445	$(37,065,891)	$(290,566)	$(6,760,804)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

 TRIDENT DIGITAL TECH HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(22,759,504)	$(8,122,842)	$(4,774,087)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	63,106	59,875	47,057
Amortization of right-of-use asset	422,178	382,401	366,852
(Reverse)/allowance for expected credit loss	(79,901)	78,121	7,172
Loss on disposal of property and equipment	520	-	-
Deferred tax benefits	(88,933)	-	-
Non-employee share-based compensation	7,022,746	-	-
Interest accrual and amortization of discount for convertible note	208,495	-	-
Loss on fair value change	3,370,832	-	-
Changes in assets and liabilities:
Accounts receivable	83,363	(81,355)	38,177
Contract cost assets	(23,864)	203,068	(73,299)
Amounts due from related parties	-	91,101	(92,295)
Prepaid expenses and other current assets	1,090,313	(868,235)	(309,366)
Other non-current assets	-	(243,040)	-
Accounts payable	650,307	119,738	(15,936)
Deferred revenue	108,357	(162,532)	(81,877)
Amounts due to related parties	182,336	(42,094)	(144)
Operating lease liabilities	(402,179)	(382,401)	(340,756)
Accrued expenses and other current liabilities	435,722	(542,092)	286,404
Net cash used in operating activities	(9,716,106)	(9,510,287)	(4,942,098)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(92,629)	(2,521)	(139,757)
Net cash used in investing activities	(92,629)	(2,521)	(139,757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution and subscription fees advance from shareholders	-	-	8,242,988
Payment of financing costs	-	-	(204,638)
Dividend distribution	-	-	(74,471)
Deferred offering costs	-	(2,432,999)	(903,132)
Proceeds from short-term bank loans	466,599	-	-
Repayments of long-term bank loans	(62,621)	(83,461)	(391,520)
Loans from related parties	7,990,635	3,541,067	1,047,894
Repayment of loans from related parties	(3,418,696)	(2,212,600)	(1,814,818)
Proceeds from IPO	-	9,000,000	-
Proceeds from sale of shares in a private investment in public equity, net of costs	1,981,382	-	-
Proceeds from convertible notes payable, net of offering cost	3,021,143	-	-
Settlement of loan to related parties	-	246,819	-
Net cash provided by financing activities	9,978,442	8,058,826	5,902,303
Effect of exchange rate changes	(213,486)	(160,508)	42,890
Net decrease in cash	(43,779)	(1,614,490)	863,338
Cash, at beginning of the year	194,113	1,808,603	945,265
Cash, at end of the year	$150,334	$194,113	$1,808,603

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$6,708	$9,691	$23,196
Income taxes paid	$-	$-	$34,116

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Obtaining right-of-use assets in exchange for operating lease liabilities	$411,544	$-	$494,642
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$-	$152,872	$-
Deferred offering cost recognized to additional paid-in capital	$-	$3,423,032	$-

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

Trident Digital Tech Pte. Ltd. (“Trident”) was incorporated on May 10, 2022 in Singapore. It is mainly engaged in e-commerce service.

Trident Digital Tech (DRC) Africa Sas (“Trident DRC”) was incorporated on May 27, 2025 in Kinshasa, Democratic Republic of the Congo (“DRC”). It is a simplified joint-stock company providing digital-identity solutions, biometric identification, secure data-management services and electronic verification systems. As of December 31, 2025, Trident DRC has no substantial operations.

Trident Aliska Digital Tech Ghana Ltd (“Trident Ghana”) was incorporated on December 15, 2025 in Accra, Ghana. It is a private limited company engaged in information communication technology, including software and application development, technology development services, and technology-related investment and services. As of December 31, 2025, Trident Ghana has no substantial operations.

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, the allowance for receivable, the recoverability of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Cash

Cash consists of cash in bank and cash on hand. The Group’s demand deposits are held at financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal and use.

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

Accounts receivable, net is stated at the original amount less an allowance for expected credit loss. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. Allowance for expected credit loss were $7,489 and $10,265 as of December 31,2025 and 2024, respectively.

(f)	Non-employee share-based compensation

The Group accounts for share-based compensation granted to non-employees in accordance with ASC 718, Compensation—Stock Compensation, as amended by ASU 2018-07. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards were classified as equity awards and are measured at fair value on the grant date, which is generally based on the closing market price of the Company’s common stock on that date. The grant-date fair value is recognized as expenses over the requisite service period of four-years on a straight-line basis.

For awards that are issued upfront but subject to a requisite service period, the Group recognizes the grant-date fair value of the awards as compensation expense on a straight-line basis over the requisite service period as the related services are rendered, with a corresponding credit to additional paid-in capital.

(g)	Property and equipment, net

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

(h)	Long-term investment

Long-term investment is the Group’s equity investment in privately held companies accounted for equity method.

Equity investment

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall unless the Group elects to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option (“ASC 825”).

The Group has elected the fair value option when it initially recognizes an equity method investment as the Group determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in fair value change of financial instruments in the consolidated statements of comprehensive loss.

Equity investment with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investment measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investment that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

(i)	Convertible notes

The Group accounts for its convertible promissory notes in accordance with ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging (Subtopic 815-40). Under this guidance, the Group no longer separates the liability and equity components of convertible instruments that do not require bifurcation under ASC 815. Instead, the entire convertible instrument is accounted for as a single liability, unless the fair value option under ASC 825-10 is elected or an embedded conversion feature requires separate accounting as a derivative.

The Group first evaluates whether to elect the fair value option under ASC 825-10. If the fair value option is not elected, the Group assesses whether the embedded conversion feature requires bifurcation under ASC 815. If bifurcation is not required and the instrument is not issued with a substantial premium, the convertible debt is accounted for as a single liability instrument under the traditional convertible debt model. Any debt discount or premium is amortized over the expected term of the instrument using the effective interest method and recognized as additional non-cash interest expenses.

(j)	Derivative liability

The Group evaluates its financial instruments including convertible notes to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. The Group applies significant judgment to identify and evaluate terms and conditions in these contracts and agreements to determine whether embedded derivative exists. If all the requirements for bifurcation are met, embedded derivatives are separately measured from the host contract. Bifurcated embedded derivatives are initially recorded at fair value and then remeasure at each reporting period, with change in fair value recognized in the consolidated statements of operations. Bifurcated embedded derivative are classified as separate liability in the consolidated balance sheets.

The Group’s derivative liability related to the conversion feature embedded in the convertible notes payable. See note 13 for further details.

(k)	Operating leases

The Group adopted ASC 842 on January 1, 2021.

The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group recognizes lease expenses for short-term leases on a straight-line basis over the lease term.

Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2025 and 2024. Lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments.

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

As of December 31, 2025 and 2024, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(l)	Impairment of long-lived assets

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

No impairment of long-lived assets was recognized for the years ended December 31, 2025, 2024 and 2023.

(m)	Fair value measurement

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

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, amounts due from related parties, other receivables, long-term investment, accounts payable, convertible notes payable, borrowings, amounts due to related parties, other payables. The carrying amounts of the Group’s financial instruments, including cash, accounts receivable, amounts due from related parties, other receivables, accounts payable, borrowings, amounts due to related parties, other payables, approximate their fair values because of their short-term nature.

The derivative liability component of the convertible notes is measured at fair value on a recurring basis using Level 3 inputs. The debt component is initially recorded at its carrying value, which is the residual amount of the proceeds after allocating a portion to the derivative liability and other equity instruments (such as Pre-Delivery Shares). The debt component is subsequently measured at amortized cost using the effective interest method, and its carrying value may not approximate its fair value due to the significant discount recorded at issuance.

In accordance with ASC 820-10, the Group measures its long-term investment accounted for using the fair value option on a recurring basis, which are classified within Level 3 in the fair value hierarchy.

The valuation techniques and significant unobservable inputs used to measure the fair value of the long-term investment and the derivative liability are detailed in Note 7 and Note 14.

(n)	Revenue recognition

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

The contract payment is made by the customers as agreed in the contract, and no variable consideration, significant financing component, or non-cash payment is identified in the arrangements for transaction price with the customers. The revenue is recognized at a point in time when the customized software solution is successfully completed, delivered and accepted by customers. There are no significant returns, refund and other similar obligations during each reporting period.

For contracts entered into during the fiscal year ended December 31, 2025 regarding certain IT consulting arrangements that include post-delivery maintenance and software upgrade services, the Group considers these services to be a distinct performance obligation. These services represent an ongoing fulfillment activity that ensures the continuous performance of the software solutions throughout the contract term, rather than an assurance-type warranty. Accordingly, the transaction price allocated to the maintenance and upgrade services is recognized as revenue over time on a straight-line basis over the respective service period, as the customer simultaneously receives and consumes the benefits provided by the Group’s performance.

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

Web 3.0 and blockchain-enabled platform services

The Group also generates revenue from selling event tickets and merchant vouchers on its “Tridentity” app, which is powered by a proprietary blockchain-based identity solution. By providing highly secure, single sign-on authentication, Tridentity serves as the foundational digital infrastructure to support all current and future commerce transactions and services hosted on the platform.

For ticket sales, the Group acts as an agent and recognizes revenue on a net basis at a point in time when the delivery of the ticket is in place. The Group’s performance obligation is to transfer control of an event ticket on behalf of merchants to a ticket buyer once an order has been confirmed. The Group does not obtain control of the tickets prior to their transfer, is not primarily responsible for fulfilling the underlying event services, and does not bear any inventory risk.

For voucher sales, the Group acts as a principal and recognizes revenue on a gross basis as it obtains control of the vouchers and assumes substantive inventory risk through fixed-quantity buyout agreements with merchants prior to transfer. Revenue is recognized at a point in time when the vouchers are actually redeemed by the end users and the underlying goods or services are provided.

Disaggregation of revenues

The following tables illustrates the disaggregation of revenue by revenue stream for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Business consulting service	$-	$112,250	$321,716
IT customization	129,861	337,438	1,155,229
(i) IT consulting	114,367	52,308	571,592
(ii) Management software	15,494	285,130	583,637
Platform services	31,064	15,747	6,164
Total revenues	$160,925	$465,435	$1,483,109

The following tables illustrates the disaggregation of revenue by timing of revenue recognition for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Point in time	$99,508	$180,305	$899,472
Over time	61,417	285,130	583,637
Total	$160,925	$465,435	$1,483,109

Contract balances

When the Group begins to deliver the products or services pursuant to the performance obligations in the contract, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

The contract assets represent contract costs, which are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. The Group recognized incremental commission costs of obtaining management software contracts with customers and incurred costs to fulfill service contract before service is provided to a customer as contract asset and amortized to cost in a pattern that matches the timing of the revenue recognition of the related contract. The Group’s contract assets were $162,604 and $138,740 as of December 31, 2025 and 2024, respectively. The cost recognized for the years ended December 31, 2025, 2024 and 2023 that was included in the contract asset balance at the beginning of the period were $848, $310,271 and $268,509, respectively.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all the Group’s revenue recognition criteria are met. Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. The Group’s deferred revenue was $518,011 and $409,654 as of December 31, 2025 and 2024, respectively. The revenue recognized for the years ended December 31, 2025, 2024 and 2023 that was included in the contract liability balance at the beginning of the period were $6,538, $331,204 and $547,737, respectively.

Other than contract costs and deferred revenue, the Group had no other material contract assets or contract liabilities recorded on its consolidated balance sheets as of December 31, 2025 and 2024.

(o)	Costs of revenue

Cost of revenue mainly comprised of direct labor costs, service fee paid to service suppliers, hardware procurement costs, commission cost, cost of voucher sold and miscellaneous cost.

(p)	Selling and marketing expenses

Selling and marketing expenses mainly comprised of payroll expenses, marketing and advertising expenses and other expenses.

(q)	General and administrative expenses

General and administrative expenses mainly comprised of payroll expenses, share-based compensation expenses, professional service expenses, rent and utilities expenses, travelling expenses, IPO bonus and other expenses related to general corporate functions.

(r)	Research and development expenses

Research and development expenses mainly comprised of system development expenses, payroll expenses, technical support and maintenance expenses and rent expenses.

(s)	Income taxes

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When the Group determines and quantifies the valuation allowances, it considers such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, the Group determines that it would not be able to realize the recorded deferred tax assets, an increase in the valuation allowance would decrease earnings in the period in which such determination is made. As of December 31, 2025 and 2024, the Group’s deferred tax assets, net of valuation allowances of $5,116,424 and $2,297,022, were $596,836 and $192,228, respectively. After offsetting deferred tax liabilities of $507,903 and $192,228, respectively, the net deferred tax assets recognized on the consolidated balance sheets were $88,933 and nil as of December 31, 2025 and 2024, respectively.

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

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively. The Group will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expenses line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t)	Goods and services taxes

The products and services sold in the Singapore are subject to a goods and services tax (“GST”). The products and services sold to the customers outside of Singapore are not subject to a GST. GST taxes are presented as a reduction of revenue. The GST are based on gross sales price. GST rate in Singapore is generally 9%, 9% and 8% for the years ended December 31,2025, 2024 and 2023, respectively. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

(u)	Employee benefits

The full-time employees of the Group are entitled to the government mandated defined contribution plan. The Group is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $195,164, $300,041 and $134,063 for the years ended December 31, 2025, 2024 and 2023, respectively.

(v)	Foreign currency transactions and translations

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

	As of December 31,
	2025	2024	2023
Balance sheet items, except for equity accounts	1.2859	1.3662	1.3193

	For the years ended December 31,
	2025	2024	2023
Items in the statements of operations and comprehensive loss, and statements of cash flow	1.3065	1.3363	1.3428

(w)	Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in SGD to USD is reported in other comprehensive loss in the consolidated statements of operations and comprehensive loss.

(x)	Loss per share

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

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive. Given the mandatory return obligation for a nominal fee, the Pre-Delivery Shares related to the issuance of the Convertible Notes function as a share-lending arrangement and do not represent outstanding ordinary shares. Therefore, the Pre-Delivery Shares are excluded from the computation of both basic and diluted loss per share.

In addition, the Convertible Notes represent potential ordinary shares. However, because the Company reported a net loss, the assumed conversion of the Convertible Notes was anti-dilutive and thus excluded from the calculation of diluted loss per share for the year ended December 31, 2025. For the years ended December 31, 2025, 2024, and 2023, there was no dilutive impact.

(y)	Segment reporting

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

The Group does not distinguish between markets or segments for the purpose of internal reporting. As all of the Group’s revenues were generated from customers in SG and all of the Group’s long-lived assets are located in the SG, no geographical segments are presented. The CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net loss. There are no reconciling items or adjustments between segment loss and net loss as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

(z)	Commitments and contingencies

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

(aa)	Recent accounting pronouncements

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

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for public business entity for annual fiscal years beginning after December 15, 2024, and for all other entities for annual period beginning after December 15, 2025. Early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. As an emerging growth company (“EGC”) under the JOBS Act, the Group intends to use the extended transition period available to non-public business entities and has not early adopted ASU 2023-09. Accordingly, the Group plans to adopt the new standard in its fiscal year beginning January 1, 2026. The Group is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements and related disclosures.

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

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets”. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact the adoption of ASU 2025-12 will have on its future consolidated financial statements and related disclosures.

3.	LIQUIDITY AND GOING CONCERN

In accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40)”, the Group has evaluated whether there are conditions and events, considered in the aggregate, that raise doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Group incurred net loss of $22,759,504, $8,122,842 and $4,774,087 for the years ended December 31, 2025, 2024 and 2023, respectively. Net cash used in operating activities were $9,716,106, $9,510,287 and $4,942,098 for the years ended December 31, 2025, 2024 and 2023, respectively. Accumulated deficit was $37,065,891 and $14,306,387 as of December 31, 2025 and 2024, respectively. These conditions raised doubts about the Group’s ability to continue as a going concern.

The Group has funded its operations from both operational sources of cash and equity and debt financing. The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2025, the Group had cash of $150,334 and negative working capital of $4,771,583. The Group intends to pursue private financing of debt or equity. If the Group is unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

Considering the current financial factors raise doubt about the Group’s ability to continue as a going concern, management has made mitigation plan to alleviate liquidity pressure, including:

i)	On April 13, 2026, Mr. Soon Huat Lim, the ultimate controller of the Group, provided a financial support letter to the Group, pursuant to which he committed to provide sufficient funds with no limit to meet the Group’s other liabilities and commitments as they become due for at least twelve months from the issuance of this letter, to support the Group’s normal operation. If needed, Mr. Soon Huat Lim will sell or pledge the direct and indirect shares on the Company to provide such financial support when necessary.

ii)	The Group would make continuous efforts to improve operating efficiency, standardize operations to reduce discretionary spending, enhance cost controls, and create synergy of allocated resources.

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

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable	$7,489	$90,852
Allowance for expected credit loss	(7,489)	(10,265)
Accounts receivable, net	$-	$80,587

The Group reversed $3,363 and recorded $3,288 and $7,172 bad debt expenses for the years ended December 31, 2025, 2024 and 2023.

The movement of the allowance for expected credit loss is as follows:

	For the years ended December 31,
	2025	2024	2023
Balance as of the beginning of the year	$(10,265)	$(7,299)	$-
Addition	-	(3,288)	(7,172)
Reversal	3,363	-	-
Exchange difference	(587)	322	(127)
Balance as of the end of the year	$(7,489)	$(10,265)	$(7,299)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consisted of the following:

	As of December 31,
	2025	2024
Prepayments to suppliers	$274,628	$1,168,922
Deposits	137,583	72,716
Tax prepayment	65,561	72,886
Other receivables	5,504	4,928
Subtotal	483,276	1,319,452
Allowance for doubtful accounts	-	(73,196)
Total prepaid expenses and other current assets, net	$483,276	$1,246,256

The Group reversed $76,538 and recorded $74,833 and nil bad debt expenses for the years ended December 31, 2025, 2024 and 2023.

The movement of the allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2025	2024	2023
Balance as of the beginning of the year	$(73,196)	$-	$-
Addition	-	(74,833)	-
Reversal	76,538	-	-
Exchange difference	(3,342)	1,637	-
Balance as of the end of the year	$-	$(73,196)	$-

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2025	2024
Office and electric equipment	$223,628	$124,526
Leasehold improvement	128,162	120,629
Vehicle	23,027	21,673
Subtotal	374,817	266,828
Less: accumulated depreciation and amortization	(198,150)	(127,111)
Property and equipment, net	$176,667	$139,717

Depreciation and amortization expenses were $63,106, $59,875 and $47,057 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Group did not record any impairment charge for the years ended December 31, 2025, 2024 and 2023.

7.	LONG-TERM INVESTMENT

Long-term investment, consisted of the following:

	As of December 31,
	2025	2024
Investment accounted for under fair value option:
Investment in Tongxin Innovation Limited	$3,325,000	$-
Total long-term investment	$3,325,000	$-

The following table sets forth the changes in the Group’s long-term investment:

Amount
Balance at December 31, 2024	$-
Investments made	7,097,000
Fair value change on long-term investment	(3,772,000)
Balance at December 31, 2025	$3,325,000

Long-term investment is the Group’s equity investment in a privately held company, over which the Group has the ability to exert significant influence but does not otherwise have control. While this investment is eligible for the equity method of accounting, the Group has elected to account for it using the fair value option.

On August 15, 2025, the Group entered into a Share Purchase Agreement (the “Tongxin SPA”) to acquire 3,000 ordinary shares of Tongxin Innovation Limited (“Tongxin”), a Hong Kong private company, representing 30% of the total issued and outstanding shares of Tongxin. Pursuant to the Tongxin SPA, the nominal consideration for the investment was US$3,079,700, consisting of 104,000,000 of the Group’s Class B ordinary shares. The initial measurement of the investment was based on the fair value of the 104,000,000 Class B ordinary shares issued on August 26, 2025, which was determined to be the acquisition date. The initial fair value was assessed at US$7,097,000 (incorporating a discount for lack of marketability due to the restricted nature of the shares issued), which was recognized as the initial cost of the investment.

The Group qualified for and elected to account for the investment in Tongxin under the fair value option in accordance with ASC 825. The Group believes that the fair value option better reflects the underlying economics of the investment in Tongxin. As of December 31, 2025, the fair value of the investment was US$3,325,000 as of December 31, 2025. The Group recorded unrealized losses of US$3,772,000 for this equity investment accounted for using fair value option in “loss on fair value change” in the consolidated comprehensive loss for the year ended December 31, 2025.

Fair value measurement of investment in Tongxin

The Group’s investment in Tongxin is accounted for using fair value option on a recurring basis using significant unobservable inputs(Level 3) for the year ended December 31, 2025. The fair value as of December 31, 2025 was determined using the income approach, specifically the discounted cash flow (“DCF”) method. This method involves estimating the future net cash flows of Tongxin and discounting them to their present value using an appropriate risk-adjusted discount rate.

The following table presents the quantitative information about the significant unobservable inputs used in the Level 3 fair value measurement of the investment in Tongxin as of December 31, 2025:

	Fair Value as of December 31, 2025	Valuation Technique	Significant Unobservable Inputs	Value
Equity investment accounted for using fair value option	3,325,000	Discounted cash flow method	Weighted average cost of capital (“WACC”)	2.5%
			Discount for lack of marketability (“DLOM”)	16.0%
			Perpetual growth rate	15.7%

A sensitivity analysis of the fair value of equity investment elected under the fair value option indicates that, with all other variables held constant, an increase/decrease of 0.5% in the weighted average cost of capital (“WACC”) would cause the fair value of the investments to decrease/increase by approximately 5%, respectively; an increase/decrease of 5% in the discount for lack of marketability (“DLOM”) would cause the fair value to decrease/increase by approximately 6%, respectively; and an increase/decrease of 0.5% in the perpetual growth rate would cause the fair value to increase/decrease by approximately 3%, respectively.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2025	2024
Legal and professional expenses payable(1)	$355,850	$-
Payroll payable	111,236	101,018
Interest payable	49,118	-
Other payables(2)	154,614	90,080
Total accrued expenses and other current liabilities	$670,818	$191,098

(1)	The balance mainly consisted of legal services fee for post-IPO compliance consulting and professional fees associated with the issuance for convertible promissory note.
(2)	The balance mainly consisted of reimbursement payables to employees and service fee payables to third party suppliers.

9.	LEASES

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	For the years ended December 31,
	2025	2024
Operating leases cost	$465,389	$436,658
Short-term lease cost	-	-
Total	$465,389	$436,658

Supplemental cash flows information related to leases was as follows:

	For the years ended December 31,
	2025	2024	2023
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$402,179	$382,401	$340,756
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$411,544	$-	$494,642
Remeasurement of the lease liabilities and right-of-use assets due to lease modification:	$-	$152,872	$-

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

As of December 31, 2025, 2024 and 2023, the weighted average remaining lease term was 1.91 years, 2.65 years and 3.59 years and, respectively, and the weighted average discount rate was 5.3%, 3.6% and 4.6% for the Group’s operating leases, respectively.

The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2025:

For the year ending December 31,	Lease Payments
2026	567,190
2027	396,395
2028	70,000
Total lease payments	1,033,585
Less: imputed interest	57,518
Total	976,067
Less: current portion	527,415
Non-current portion	$448,652

10.	TAXATION

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

DRC

Trident DRC is located in the “DRC” and is subject to a statutory corporate income tax rate of 30% on its taxable income.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2025	2024	2023
Current income tax expenses	$-	$51,430	$-
Deferred income tax (benefits)/ expenses	(88,933)	-	-
Total income tax (benefits)/ expenses	$(88,933)	$51,430	$-

A reconciliation between the Group’s actual provision for income taxes and the provision at the SG, mainland statutory rate is as follows:

	For the years ended December 31,
	2025	2024	2023
Loss before income taxes	$(22,848,437)	$(8,071,412)	$(4,774,087)
Income tax expenses computed at statutory EIT (“Effective Income Tax”) rate	(3,884,236)	(1,372,140)	(811,595)
Impact of different tax rates in other jurisdictions	(38,493)	-	-
Reconciling items:
Non-deductible expenses	1,200,116	95,988	135,945
Under provision in respect of prior years- Deferred tax	-	(103,083)	-
Change in valuation allowance	2,633,680	1,430,665	675,650
Income tax (benefits)/ expenses	$(88,933)	$51,430	$-
Effective tax rates	0.4%	(0.6)%	-

As of December 31, 2025 and 2024, the significant components of the deferred tax assets are summarized below:

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carried forward	$4,869,609	$2,145,813
Lease liabilities	204,193	168,605
Deferred revenue	67,821	50,590
Bad debt provision	1,273	14,188
Property and equipment	5,114	2,074
Long-term investment	565,250	-
Other accruals	-	107,980
Deferred tax assets, gross	5,713,260	2,489,250
Valuation allowance	(5,116,424)	(2,297,022)
Deferred tax assets, net of valuation allowance	596,836	192,228

Deferred tax liabilities:
Right-of-use assets	(198,193)	(168,605)
Contract cost assets	(27,643)	(23,586)
Property and equipment	(309)	(37)
Derivative liability	(281,758)	-
Deferred tax liabilities	(507,903)	(192,228)

Net deferred tax assets	$88,933	$-

The roll forward of valuation allowances of deferred tax assets were as follows:

	For the years ended December 31,
	2025	2024	2023
Balance as of beginning of year	$2,297,022	$929,574	$238,081
Additions of valuation allowance	2,633,680	1,430,665	675,650
Foreign currency translation adjustments	185,722	(63,217)	15,843
Balance as of end of year	$5,116,424	$2,297,022	$929,574

As of December 31, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

For the years ending December 31,	Amount
2028(1)	$276,443
Indefinitely(2)	27,712,025
Total	$27,988,468

(1)	Represents net operating loss carryforwards generated by the Group’s subsidiary in the DRC. In accordance with the applicable DRC tax regulations, net operating losses can be carried forward for up to three years to offset future taxable income and will expire in 2028 if not utilized.
(2)	Represents net operating loss carryforwards from the Group’s Singapore subsidiaries, which can be carried forward indefinitely to offset future taxable income, subject to statutory shareholding continuity requirements.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur interest and penalties tax for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, the tax years ended December 31, 2019 to 2025 for the Group’s Singapore subsidiaries and the tax year ended December 31, 2025 for the Group’s Democratic Republic of the Congo (“DRC”) subsidiary, remain open for statutory examination by applicable tax authorities.

11.	BORROWINGS

As of December 31, 2025 and 2024, summary of the borrowings is as following:

					As of December 31,
					2025			2024
Bank and other financial institution	Annual interest rate	Start	Maturity	Principal	Short-term	Long-term	Long-term (current portion)	Long-term	Long-term (current portion)
				USD	USD	USD	USD	USD	USD
Maybank Singapore Limited(1)	5.00%	July 2022	July 2027	298,418	-	34,713	66,882	95,624	59,887
Firmus Tactical Opportunities Fund(2)	24.00%	December 2025	Due on demand	466,599	466,599	-	-	-	-
				765,017	466,599	34,713	66,882	95,624	59,887

(1)	This borrowing is guaranteed by the Group’s shareholder, Poh Kiong Tan.

(2)	On July 20, 2025, the Company and its subsidiary, Trident, together with two related parties controlled by Mr. Lim Soon Huat, the Company’s Chief Executive Officer and Director (Trident Consultancy Pte Ltd and Tri Wealth Ltd, collectively with the Company and its subsidiary, the “Joint Obligors”), entered into a Facility Agreement with Firmus Tactical Opportunities Fund I (the “Lender”) for a short-term loan facility of up to $1,477,564 (SGD1,900,000). During the year ended December 31, 2025, the Group drew down $466,599 (SGD600,000) under the facility.

Borrowings under the facility bear interest at a fixed rate of 2.0% per month, with a default interest rate of 4.0% per month. Each tranche of the facility generally matures within 30 days or one month from the respective date of disbursement, unless the Lender, at its sole and discretion, agrees to extend the maturity date for such tranche for another month or such other period. As of December 31, 2025, certain tranches drawn down under the facility remained outstanding beyond their original contractual maturity dates and have been extended by the Lender. The facility is secured by a fixed and floating charge over all present and future assets of the Joint Obligors, an assignment of receivables, and a personal guarantee and deed of undertaking provided by Mr. Lim Soon Huat.

Given the Lender’s right to demand repayment at any time, the entire outstanding balance under the facility is classified as a due on demand borrowing and presented as a short-term borrowing as of December 31, 2025.

During the year ended December 31, 2025, the Group utilized the facility for working capital and general corporate purposes. As of December 31, 2025, the outstanding principal balance and accrued interest under this facility were $466,599(SGD600,000) and $5,118 (SGD 6,581), respectively.

(3)	Interest expenses were $11,745, $9,691 and $23,196 for the years ended December 31, 2025, 2024 and 2023, respectively.

(4)	The total bank loans outstanding as of December 31, 2025, 2024 and 2023 carried a weighted average interest rate of approximately 20.60%, 5.00% and 4.77% per annum, respectively.

Debt Maturities

The contractual maturities of the Group’s borrowings as of December 31, 2025 were as follows:

Amount
USD
Within 1 year	533,481
1 – 2 years	34,713
Total	568,194

12.	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Soon Huat Lim	Founder, Chairman of Board of Directors, Chief Executive Officer
b	Poh Kiong Tan	Chief Technology Officer and Director
c	Trident Consultancy Pte. Ltd.	100% equity interests owned by Soon Huat Lim
d	Trident Foodtech Pte. Ltd.	100% equity interests owned by Soon Huat Lim
e	Apollo Entertainment Media Pte. Ltd.	30% equity interests owned by Soon Huat Lim
f	Cong Ty Tnhh Trident Digital Tech	100% equity interests owned by Poh Kiong Tan

Amounts due to related parties, current

Amounts due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2025	2024
Cong Ty Tnhh Trident Digital Tech(1)	$46,976	$-
Total	$46,976	$-

Amounts due to related parties, non-current

Amounts due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2025	2024
Soon Huat Lim(2)	$5,927,012	$1,213,612
Poh Kiong Tan(3)	125,512	90,495
Cong Ty Tnhh Trident Digital Tech	-	41,118
	$6,052,524	$1,345,225

(1)	The balance represented service payable to this related party, and the maturity date was June 30, 2026.
(2)	The balance represented loan from this related party for the Group’s daily operation at nil interest rate and a maturity date of June 30, 2027.
(3)	The balance represented loan from this related party for the Group’s daily operation at nil interest, and expenses paid on behalf of the Group, with a maturity date of June 30, 2027.

Guarantee

On July 20, 2025, Mr. Soon Huat Lim provided guarantee for the loan of the Group from Firmus Tactical Opportunities Fund. The loan facility is up to $1,477,564 (SGD1,900,000) and the Group drew $466,599 (SGD600,000) under the facility and the maturity date is January 2026.

Related parties transactions

	For the years ended December 31,
	2025	2024	2023
Nature:
Poh Kiong Tan
Loan from related parties	$22,961	$132,604	$56,056
Repayment of loan from related party	6,123	44,900	56,056
Expenses paid on behalf of the Group	-	56	1,456

Soon Huat Lim
Loan from related party	$7,967,673	$3,408,463	$693,953
Repayment of loan from related party	3,407,954	2,167,700	939,578
Expenses paid on behalf of the Group	4,619	-	-
Settlement of loan to related party	-	246,819	-
Deemed dividend(1)	-	-	74,471
Settlement of expenses paid on behalf of the Group	-	-	1,489

Trident Consultancy Pte. Ltd.
Loan from related party	$-	$-	$297,885
Repayment of loan from related party	-	-	819,184
Interest income from loan to related party	-	-	15,639

Apollo Entertainment Media Pte. Ltd.
Return of prepayment for purchase of tickets	$-	$83,932	$-
Consumption of tickets and hot chocolate	-	2,869	8,914
Prepayments to related party for tickets and hot chocolate	-	-	95,296

Trident Foodtech Pte. Ltd.
Rental expenses paid to related party	$-	$22,450	$31,278
Marketing services provided to the Company	77	-	-

Cong Ty Tnhh Trident Digital Tech
Research and development services provided to the Company	$440,243	$77,227	$-
Maintenance services provided to the Company	117,044	89,318	-

(1)	For the years ended December 31, 2023, QZT declared dividends to Soon Huat Lim.

13.	CONVERTIBLE NOTES PAYABLE

August 2025 Convertible Notes

On August 7, 2025, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC. Pursuant to the agreement, the Company issued a Convertible Promissory Note in the principal amount of US$1,100,000 (including of an original issue discount of US$80,000 and transaction expenses of US$20,000) for net cash proceeds of US$1,000,000. In connection with the note, the Company concurrently issued 14,295,000 Class B Ordinary Shares (the “Pre-Delivery Shares”) to the investor.

November 2025 Convertible Notes

On November 17, 2025, the Company entered into a Securities Purchase Agreement with Viner Total Investments Fund. Pursuant to the agreement, the Company issued a Convertible Promissory Note in the principal amount of US$2,200,000(including of transaction expenses of US$179,000) for net cash proceeds of US$2,021,000. The Company also agreed to issue 27,936,500 Class B Ordinary Shares as Pre-Delivery Shares, which remained as an unissued obligation as of December 31, 2025.

Key Terms of the Convertible Notes:

The key terms of the August 2025 and November 2025 Convertible Note are substantially identical and include the following key provisions:

(i)	Maturity, Interest, and Security: The notes are unsecured and mature 12 months after the purchase price date. They bear a simple interest rate of 8% per annum. Upon the occurrence of an Event of Default, the interest rate increases to the lesser of 18% per annum or the maximum rate permitted under applicable law.

(ii)	Conversion Mechanics: The holders have the right to convert all or any portion of the outstanding balance into American Depositary Shares (ADSs) at a Conversion Price equal to the Market Price less US$0.05 (for the August Note) or US$0.03 (for the November Note). The “Market Price” is defined as 80% of the lowest daily volume-weighted average price (VWAP) in the 10 trading days immediately preceding the conversion measurement date.

(iii)	Floor Price and Cash Settlement: Conversions are subject to a Floor Price (US$0.244 per share for the August Note, or US$0.1 for the November Note). If the calculated Conversion Price falls below the Floor Price, the investor has the right to elect a cash settlement within two trading days of the conversion notice rather than receiving shares.

(iv)	Prepayment Option: So long as no Event of Default has occurred, the Company may prepay the outstanding balance of the notes with 10 trading days’ prior written notice at a prepayment premium of 120% of the outstanding balance.

(v)	Default Penalties (Trigger Events): The notes contain specific “Trigger Events” (e.g., failure to pay, failure to maintain an effective registration statement, bankruptcy). Upon a Major Trigger Event, the outstanding balance of the note is automatically multiplied by 115%. Upon a Minor Trigger Event, the outstanding balance is multiplied by 110%.

(vi)	Investor Limitations: The notes are subject to a strict 9.99% beneficial ownership limitation, preventing the investor from converting the note if it would result in owning more than 9.99% of the Company’s outstanding ordinary shares. Additionally, unless authorized by the Company, the investors are limited to selling no more than 15% of the weekly trading volume of the ADSs on the open market.

As Pre-Delivery Shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised; the Company concluded that they were freestanding. The Pre-Delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-Delivery Shares, except that the Company received a one-time nominal fee upon the issuance of the Pre-Delivery Shares and will pay the same amount to the investors upon the return of Pre-Delivery Shares. Although legally issued, the Pre-Delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-Delivery Shares would be included in the basic and diluted loss per share calculation.

The Company has identified and evaluated the embedded conversion features of the notes in accordance with ASC 815, Derivatives and Hedging. Because the conversion price is subject to adjustment based on future market prices, the conversion features are not considered indexed to the Company’s own stock. Consequently, the embedded conversion features were bifurcated from the host debt and accounted for as separate derivative liabilities. The derivative liabilities were initially measured at their standalone fair values on the respective issuance dates and are subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

Because the sum of the standalone fair values of the bifurcated derivative liabilities, the Pre-Delivery Shares (share-lending arrangement), and the host debt exceeded the net proceeds received, the Company allocated the initial proceeds using a relative fair value methodology. Specifically, the derivative liability was first recorded at its full standalone fair value. The remaining net proceeds were then allocated between the Pre-Delivery Shares and the host debt based on their relative standalone fair values.

The allocated fair value of the Pre-Delivery Shares represents an incremental borrowing cost and was recognized as a debt issuance cost, with a corresponding credit to Additional Paid-In Capital (APIC) representing the obligation to issue/return the shares. The Convertible Notes (host debt) are recorded on the consolidated balance sheets at amortized cost, net of the original issue discount, transaction costs, the standalone fair value of the bifurcated derivative liabilities, and the allocated Pre-Delivery Share issuance costs. These combined discounts and issuance costs are amortized to interest expenses over the 12-month term of the notes using the effective interest method, alongside the accrued 8% stated coupon interest.

The amortized cost of the convertible notes payable as of December 31, 2025 consisted of the following:

As of December 31,
2025
Convertible note payable to an unrelated party-issued in August, 2025, with interest at 8%	$1,100,000
Convertible note payable to an unrelated party-issued in November, 2025, with interest at 8%	2,200,000
Less: derivative liability fair value	(2,058,567)
debt discount and debt issuance costs	(279,000)
Fair value adjustment for Pre-Delivery Shares related to the issuance of the convertible note	(485,565)
Convertible notes payable	476,868
Plus: amortization of discounts	164,495
Total convertible notes payable, net	$641,363

Interest expenses:

For the years ended December 31, 2025, the interest expenses recognized in the consolidated statements of operations was as follows:

For the years ended December 31,
2025
Contractual coupon interest	$44,000
Amortization of debt discount	164,495
Total interest expenses	$208,495

14.	DERIVATIVE LIABILITY

The derivative liability was the conversion feature bifurcated from the convertible note contract as presented in Note 13. The movement of the derivative liability is as follows:

For the year ended December 31, 2025
Beginning balance	$-
Issuance of derivative liability	2,058,567
Fair value change of financial instruments	(401,168)
Ending balance	$1,657,399

The fair value of the conversion feature (hereafter “Convertible Component”) in the amount of $1,657,399 was estimated using the Monte Carlo Simulation Model combined with Least Squares Monte Carlo (LSM) method to compute the Convertible Component’s fair value. The assumptions used to perform the Monte-Carlo simulation model below:

	August 2025 Convertible Notes		November 2025 Convertible Notes
Assumption Parameters	Issuance Date (August 7, 2025)	Reporting date (December 31, 2025)	Issuance Date (November 17, 2025)	Reporting date (December 31, 2025)
Risk-Free Rate	3.90%	3.58%	3.70%	3.50%
Expected Stock Price Volatility	130%	123%	132%	125%
Risk-Adjusted Discount Rate	12.30%	12.40%	12.80%	12.40%
Expected Term (Years)	1.00	0.46	1.00	0.88

15.	NON-EMPLOYEE SHARE-BASED COMPENSATION

On December 31, 2024, the Company’s extraordinary general meeting passed an ordinary resolution that the number of shares available for awards under the Company’s Amended and Restated 2023 Equity Incentive Plan be increased from 55,000,000 to 137,500,000. On December 23, 2025 the number of shares available for awards under the Company’s Amended and Restated 2023 Equity Incentive Plan was further increased to 230,191,250.

On January 1, 2025, the Company entered into consulting agreements with five external consultants, who will provide services mainly including capital market strategy guidance, financing advisory, operational and logistics management, implementation and maintenance of International Organization for Standardization (“ISO”), data protection, and general business consulting, with a 48-month service term. Pursuant to the service agreement, the Group was required to issue 99,000,000 Class B Ordinary Shares for their service. The fair value of the services was determined to be US$27,348,750 based on the Company’s ADS market price on January 2, 2025. The Company issued 99,000,000 Class B Ordinary Shares on January 2, 2025.

On May 27, 2025, the Company entered into consulting agreements with two external consultants, who will provide services mainly including capital market strategy guidance, financing advisory, safety regulations and recommendation of protective equipment on company/business events, incident management, and general business consulting, with a 48-month service term. Pursuant to the service agreement, the Group was required to issue 38,500,000 Class B Ordinary Shares for their service. The fair value of the services was determined to be US$1,361,938 based on the Company’s ADS market price on May 27, 2025. The Company issued 38,500,000 Class B Ordinary Shares on May 27, 2025.

Pursuant to ASC 718, the aggregate 137,500,000 Class B ordinary shares granted as consulting compensation represent equity-settled share-based payments to non-employees. The Company will measure the fair value of the shares on the grant date and recognize this amount as consulting expenses ratably over the 48-month service period.

Share-based compensation expenses of US$7,022,746 were recognized for the years ended December 31, 2025, all of which were allocated to general and administrative expenses. As of December 31, 2025, the unrecognized compensation expenses were US$21,687,941.

16.	ORDINARY SHARES

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

On January 2, 2025, and May 27, 2025, the Company entered into consulting agreements with several external consultants, who will provide services including capital market strategy guidance, financing advisory, and general business consulting over 48-month period. As compensation, the Company granted and issued an aggregate of 137,500,000 Class B ordinary shares to the consultants. Details of the share-based compensation refer to Note 15.

On August 7, 2025, pursuant to the August 2025 Convertible Notes SPA, the Company issued 14,295,000 Pre-Delivery Shares of the Convertible Note which were not considered outstanding unless default of the share lending arrangement occurs. Please refer to Note 13 for more details of the Convertible Note.

On August 26, 2025, the Companu issued 104,000,000 Class B ordinary shares as consideration to acquire a 30% equity interest in Tongxin Innovation Limited (“Tongxin”). Please refer to Note 7 for more details of long-term investment.

On September 8, 2025, the Company entered into a private investment in public equity (PIPE) transaction pursuant to a Securities Purchase Agreement with five designated purchasers (the “Purchasers”). Pursuant to the PIPE transaction, the Company issued an aggregate of 18,575,714 ADSs to the Purchasers, with each ADS representing 8 Class B Ordinary Shares of the Company, totaling 148,605,714 Class B Ordinary Shares. The purchase price per ADS was US$0.14, resulting in gross proceeds of US$2,600,600 and net proceeds of US$1,981,382 after the deductions for the transaction fees and expenses. On September 18, 2025, the Company completed the issuance of the aforementioned shares and received the proceeds.

On November 17, 2025, in connection with the issuance of another Convertible Promissory Note (see Note 13 - Convertible Notes Payable), the Company agreed to issue 27,936,500 Class B Ordinary Shares as Pre-Delivery Shares to the note investor. As of December 31, 2025, these Pre-Delivery Shares had not yet been legally issued and remained as an unissued obligation of the Company.

As of December 31, 2025, 50,000,000 Class A ordinary shares had been issued and outstanding, and 870,765,000 Class B ordinary shares had been issued and 856,470,000 Class B ordinary shares outstanding.

17.	CONCENTRATION

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

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2025	2024	2023
Percentage of the Group’s total revenue
Customer A	32%	*	20%
Customer B	37%	*	*
Customer C	*	24%	*
Customer D	*	11%	*
Customer E	*	*	10%
Total	69%	35%	30%

*	Represent percentage less than 10%

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2025	2024
Percentage of the Group’s accounts receivable
Customer F	-	100%
Total	-	100%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchase.

	For the years ended December 31,
	2025	2024	2023
Percentage of the Group’s total purchase
Supplier A	16%	*	*
Supplier B	12%	78%	48%
Supplier C	12%	*	*
Supplier D	*	*	16%
Total	40%	78%	64%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable.

	As of December 31,
	2025	2024
Percentage of the Group’s accounts payable
Supplier E	31%	*
Supplier F	16%	*
Supplier G	14%	15%
Supplier B	12%	30%
Supplier H	*	20%
Supplier I	*	14%
Total	73%	79%

*	Represent percentage less than 10%

18.	COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2025 and 2024, the Group had neither significant financial nor capital commitment

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

19.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, except for the events mentioned below, the Group did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.

The Group obtained additional borrowings from Lim Soon Huat in an aggregate amount of US$2,544,199(SGD 3,271,586) from Decemeber 31, 2025 to April 28, 2026. These borrowings are interest-free and have no fixed repayment terms.

The Group made additional drawdown within the available facility under the Facility Agreement entered with Firmus Tactical Opportunities Fund I on July 20, 2025. The additional drawdown comprised US$233,300 (SGD 300,000) on January 7, 2026 and US$443,269 (SGD 570,000) on February 24, 2026.

Effective from April 24, 2026, the Company changed the ratio of its American Depositary Shares (“ADSs”) to its Class B ordinary shares from the previous ratio of one (1) ADS representing eight (8) Class B ordinary shares to a new ratio of one (1) ADS representing two hundred and forty (240) Class B ordinary shares (the “ADS Ratio Change”).

For the Company’s ADS holders, the ADS Ratio Change had the same effect as a one-for-thirty (1-for-30) reverse ADS split. The ADS Ratio Change did not impact the Company’s underlying Class B ordinary shares, and no new ordinary shares were issued in connection with the ADS Ratio Change. The Company has reflected this change in the calculation of earnings per ADS for subsequent periods.